UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

Gehl Company

(Name of Subject Company)

Gehl Company

(Names of Person(s) Filing Statement)

Common Stock, $.10 par value

(Title of Class of Securities)

368483103

(CUSIP Number of Class of Securities)

William D. Gehl

Chairman and Chief Executive Officer

Gehl Company

143 Water Street

West Bend, Wisconsin 53095

(262) 334-9461

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Benjamin F. Garmer, III

Jay O. Rothman

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5306

(414) 271-2400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name of the subject company is Gehl Company, a Wisconsin corporation (the “Company”). The address of the principal executive offices of the Company is 143 Water Street, West Bend, Wisconsin 53095. The telephone number of the Company at its principal executive offices is (262) 334-9461.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented, this “Schedule 14D-9”) relates is the common stock, $.10 par value, of the Company (the “Common Stock”). Reference herein to the “Shares” means shares of the Common Stock. As of the close of business on August 31, 2008, 12,061,896 Shares (excluding restricted Shares) were issued and outstanding, 73,841 restricted Shares were issued and outstanding, no Shares were held by the Company in its treasury and 1,148,070 Shares were reserved for issuance under the Company Stock Plans (as defined below).

Item 2.	Identity and Background of Filing Person.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

This Schedule 14D-9 relates to the cash tender offer by Tenedor Corporation, a Wisconsin corporation (“Purchaser”) and a wholly owned subsidiary of Manitou BF S.A., a French limited company (Société Anonyme) (“Parent”), as disclosed in a Tender Offer Statement on Schedule TO, dated September 7, 2008 (as amended or supplemented, the “Schedule TO”), to purchase all of the outstanding Shares at a price of $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated September 7, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(2) and (a)(3) hereto, respectively, and are incorporated herein by reference. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 7, 2008 (the “Merger Agreement”), among Parent, Purchaser and the Company.

If after the Offer, Parent and its affiliates, including Purchaser, own at least 80% of the outstanding Shares, then, subject to certain conditions, Purchaser may exercise a “Top-Up Option” to purchase enough Shares so that Parent and its affiliates hold 90% of the outstanding Shares plus one Share, allowing Parent, Purchaser and the Company to effect a short form merger without the need for a vote by the Company’s shareholders.

Pursuant to the Merger Agreement, as soon as practicable, but in no event later than the second day, after the satisfaction or waiver of the conditions to the Merger (as defined below), including there having been tendered in the Offer and not withdrawn that number of Shares which, together with the number of Shares then owned by Parent and its wholly-owned subsidiaries, constitutes at least a number of Shares equal to the sum of (1) the number of Shares that represents two-thirds of the voting power of the total number of then-outstanding Shares entitled to vote, plus (2) one Share entitled to vote (the “Minimum Tender Condition”), Purchaser will be merged with and into the Company (the “Merger”), and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) as a wholly owned subsidiary of Parent. At the effective time of the Merger, each Share outstanding immediately prior to such time (other than Shares owned by the Company, Parent, Purchaser or any subsidiary of the Company or Parent, and Shares held by shareholders who perfect their dissenters’ rights, if any, under Wisconsin law) will be converted into the right to receive $30.00 in cash or any higher price per Share paid in the Offer (the “Offer Price”), without interest (the “Merger Consideration”). A copy of the Merger Agreement has been filed as Exhibit (e)(1) hereto and is incorporated by reference herein.

Based on the information in the Schedule TO, the principal executive offices of Parent and Purchaser are located at Z1 430 Route de l’Aubiniere, BP 249, Ancenis Cedex, France 44158. Each entity’s telephone number is +33 (2) 40091011.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Certain contacts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder (the “Information Statement”) that is attached hereto as Annex A and is incorporated herein by reference. Except as set forth in the response to this Item 3 or in Annex A attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) Parent, Purchaser or their respective executive officers, directors or affiliates.

Agreements Between the Company and Parent.

Shareholder Agreement and Supply and License Agreements. Parent and the Company entered into a Shareholder Agreement, dated as of July 22, 2004 (the “Shareholder Agreement”), pursuant to which Parent purchased from the Company 961,768 Shares (1,442,652 Shares on a post-August 2005 split adjusted basis), which at the time represented approximately 14.9% of the outstanding Shares. On September 26, 2005, the Company completed a public offering of Shares that diluted Parent’s beneficial ownership percentage of the outstanding Shares down to approximately 12.9%. To reverse the effect of this dilution, Parent engaged in open market purchases of an additional 305,394 Shares between November 14, 2005 and November 22, 2006 which brought Parent’s beneficial ownership percentage back up to approximately 14.25% of the outstanding Shares.

In connection with entering into the Shareholder Agreement, Parent and the Company entered into a Manufacturing License, Technical Assistance and Supply Agreement (the “Manufacturing Agreement”) and an OEM Supply Agreement (the “Supply Agreement”), each dated as of July 22, 2004 (collectively, the “Commercial Agreements”). The Manufacturing Agreement provides for, in exchange for a licensing fee, a license granted by Parent to the Company to manufacture select models of Parent’s telescopic handlers in the United States and to sell such telescopic handlers under the Company’s trade names. The Manufacturing Agreement also provides for Parent to provide technical assistance and sell components to the Company in connection with the Company’s manufacturing and distribution of the licensed telescopic handlers. The Supply Agreement provides for Parent and the Company to sell certain telescopic handlers to each other. Such telescopic handlers are manufactured by the seller for distribution under the purchaser’s trade names. Pursuant to the Supply Agreement, in 2007 the Company purchased telescopic handlers and related service parts from Parent with an aggregate wholesale value of approximately $2.6 million and the Company sold to Parent telescopic handlers and related service parts with an aggregate wholesale value of approximately $1.1 million. The terms of the two agreements were negotiated between Parent and the Company on an arm’s-length basis.

During the period that both of the Commercial Agreements are in effect, and for a period of seven years thereafter, the Shareholder Agreement provides that neither Parent nor its Representatives (as defined in the Shareholder Agreement) (acting on behalf of Parent) may, directly or indirectly, without the prior written consent of the Company or the Company Board (1) acquire additional Shares, (2) make or participate in any solicitation of proxies, (3) seek to influence the management, the Company Board or policies of the Company, (4) make any proposal or offer with respect to a merger, acquisition, consolidation or similar transaction involving the Company or (5) disclose any intention, plan or arrangement inconsistent with the foregoing. The Company has represented to Parent and Purchaser that to extent necessary to allow Parent and Purchaser to enter into the Merger Agreement and to perform the actions contemplated thereby, including the consummation of the transactions contemplated thereby, the Company or the Company Board, as the case may be, has taken all necessary actions to release Parent and Purchaser from the restrictions set forth in the Shareholder Agreement, such that the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, will not cause any violation of the Shareholder Agreement.

During the period that both Commercial Agreements are in effect, Parent may not sell, exchange, pledge, assign or otherwise dispose of any Shares purchased pursuant to the Shareholder Agreement. Following the termination of one or both of the Commercial Agreements, Parent may sell, exchange, pledge, assign or otherwise dispose of these Shares, subject to certain limitations.

Following the termination of one or both of the Commercial Agreements, the Company may purchase all of the Shares then held by Parent and purchased pursuant to the Shareholder Agreement (the “Call Option”), subject to Parent’s right to reject, and thereby void, the Company’s exercise of its Call Option on two separate occasions.

While the Commercial Agreements are in effect and Parent owns all of the Shares purchased pursuant to the Shareholder Agreement, the Company will use its reasonable efforts to cause Marcel Claude Braud to be nominated as a candidate for the Company Board and to cause him to be elected by the Company’s shareholders as a director of the Company. Mr. Braud currently serves as a director of the Company and is the President of the Executive Committee and Chief Executive Officer of Parent.

The summaries and descriptions of the Supply Agreement and the Manufacturing Agreement are qualified by reference to the Supply Agreement and the Manufacturing Agreement which are included as Exhibits (e)(2) and (e)(3), respectively, to this Schedule 14D-9. The summary and description of the Shareholder Agreement is qualified by reference to the Shareholder Agreement, which is included as Exhibit (e)(4) to this Schedule 14D-9.

The Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Offer contained in the sections titled “Special Factors—The Merger Agreement” and “Other Matters Relating to the Offer and the Merger—Certain Conditions to the Offer,” respectively, in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO, which is being mailed to shareholders together with this Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Voting and Tender Agreement. The following is a summary of the material provisions of the Voting and Tender Agreement, dated September 7, 2008, between Parent and the Company (the “Voting and Tender Agreement”). Capitalized terms not otherwise defined in the following summary shall have the meanings set forth in the Voting and Tender Agreement.

The Voting and Tender Agreement provides that, if the Merger Agreement has been terminated by the Company in accordance with the provisions that permit termination to enter concurrently into a definitive agreement for a Superior Proposal after compliance with the no solicitation undertakings and the Company has paid the termination fee of $14 million to Parent, then, if and to the extent the Company Board so recommends to the shareholders of the Company generally, Parent will validly tender all of the Shares owned by Parent pursuant to and in accordance with the terms of the Offer provided for in such definitive agreement or, if the definitive agreement provides for a one-step merger structure, vote all Shares owned by Parent in favor of the adoption of such definitive agreement.

The Voting and Tender Agreement terminates upon the earliest of:

•	the acceptance by Purchaser for payment of the Shares tendered pursuant to the Offer (the “Purchase Time”);

•

the termination of the Merger Agreement pursuant to Article 8 thereof, unless such termination by the Company is pursuant to the provision that permits termination, under specified circumstances, to enter into a definitive agreement for a Superior Proposal;

•	at the time that any New Acquirer has completed the purchase or other acquisition of all of the Shares owned by Parent;

•	the termination of such definitive agreement for the Superior Proposal;

•	the consummation of the transactions contemplated by the definitive agreement for the Superior Proposal; and

•

the announcement by the Company Board that it is not recommending that its shareholders take an action, such as tendering Shares into a tender offer or voting Shares in favor of a merger, that is necessary for the consummation of the transactions contemplated by the definitive agreement for the Superior Proposal.

The summary and description of the Voting and Tender Agreement is qualified by reference to the Voting and Tender Agreement, which is included as Exhibit (e)(5) to this Schedule 14D-9.

Certain Agreements and Plans Between the Company and its Executive Officers, Directors and Affiliates.

The following is a discussion of all known material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer. Additional material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

Equity Awards. Upon Purchaser’s consummation of the Offer and pursuant to the Merger Agreement, under each of the Gehl Company 1995 Stock Option Plan, the Gehl Company 2000 Equity Incentive Plan and the Gehl Company 2004 Equity Incentive Plan (the “Company Stock Plans”), all outstanding and unexercised options (whether vested or unvested) will be cancelled and will entitle the holder to receive from the Company in exchange an amount in cash equal to the product of (1) the number of Shares subject to such option and (2) the excess of the Offer Price, without interest, over the exercise price per Share subject to such option, less any required withholding taxes.

The following table indicates the number of options held by the Company’s executive officers and directors on August 31, 2008, the weighted exercise prices of those options, those options vested as of August 31, 2008, those options that will vest as a result of the Merger, and the approximate amounts that the Company’s executive officers and directors will receive in settlement of their respective options if the Merger is completed (but assuming, solely for the purposes of this illustration, that the Merger was consummated on August 31, 2008).

Executive Officer/Director	Total Options (1)	Weighted Average Exercise Price ($)(1)	Options Currently Vested (1)	Options to Vest as a Result of the Merger (1)	Total Amount to be Received ($)
William D. Gehl	358,000	10.50	358,000	—	6,982,518
Malcolm F. Moore	48,750	14.77	48,750	—	742,505
Daniel M. Keyes	9,300	14.60	9,300	—	143,242
Daniel L. Miller	6,501	12.55	6,501	—	113,400
Michael J. Mulcahy	6,000	12.85	6,000	—	102,920
James J. Monnat	—	—	—	—	—
Brian L. Pearlman	—	—	—	—	—
Edward C. Delaporte IV	—	—	—	—	—
Thomas J. Boldt	24,000	12.21	21,000	3,000	427,045
Bruce D. Hertzke	3,000	16.36	—	3,000	40,920
John T. Byrnes	21,000	12.28	18,000	3,000	372,045
Richard J. Fotsch	21,000	12.28	18,000	3,000	372,045
Dr. Herman Viets	24,000	12.21	21,0000	3,000	427,045
Marcel Claud Braud	6,000	18.08	3,000	3,000	71,520
John W. Spulde	21,000	12.28	18,000	3,000	372,045

(1)	Does not include the value of options whose exercise price does not exceed the Offer Price as such options will be cancelled without payment of any consideration to the holder.

Upon Purchaser’s consummation of the Offer, pursuant to the Merger Agreement, (i) each award under any Company Stock Plan (other than an option or the restricted shares of the Company) entitling the holder to a future payment of Shares or a cash payment based on the value of Shares including stock appreciation rights (collectively, the “Stock Units”) (whether vested or unvested) and (ii) each award of the Company’s restricted shares, will be cancelled and will represent the right to receive from the Company in exchange an amount in cash equal to the product of (1) the number of Shares previously subject to such Stock Units or underlying such award of restricted shares of the Company and (2) the Offer Price (which Offer Price, in the case of Stock Units, shall be less the exercise price per share previously applicable to the Stock Units), in either case less any required withholding taxes.

The following table indicates the number and value of Stock Units and restricted shares of the Company owing to the Company’s executive officers and directors on August 31, 2008, those Stock Units and restricted shares of the Company and the approximate amounts that the Company’s executive officers and directors will receive in settlement of their respective Stock Units and restricted shares of the Company if the Merger is completed (but assuming, solely for the purposes of this illustration, that the Merger was consummated on August 31, 2008).

Executive Officer/Director	Shares of Restricted Stock	Value of Restricted Stock ($)	Number of Shares Underlying Stock Appreciation Rights	Value of Stock Appreciation Rights ($)	Amount to be Received ($)
William D. Gehl	29,768	893,040	95,404	748,503	1,641,543
Malcolm F. Moore	17,865	535,950	55,318	436,992	972,942
Daniel M. Keyes	8,715	261,450	26,004	206,732	468,182
Daniel L. Miller	5,344	160,320	26,464	258,584	418,904
Michael J. Mulcahy	3,780	113,400	11,617	91,958	205,358
James J. Monnat	4,065	121,950	12,580	98,019	219,969
Brian L. Pearlman	2,356	70,680	9,949	85,614	156,294
Edward C. Delaporte IV	—	—	2,500	37,300	37,300

Supplemental Retirement Benefit Agreements. The Company has entered into a revised Supplemental Retirement Benefit Agreement, dated June 5, 2008, with William D. Gehl under which Mr. Gehl will receive a monthly retirement benefit for fifteen years. Under the agreement, the monthly benefit to be received by Mr. Gehl is computed by multiplying the percentage by which benefits have vested by an amount equal to 60% of average monthly compensation, computed by reference to the highest base salary and cash bonus earned for any five calendar years within the last ten completed calendar years of service preceding a Separation from Service, less any amounts Mr. Gehl would be entitled to receive under the Company’s defined benefit pension plan or pursuant to Social Security. Benefits vest under the agreement at a rate of 10% per year for the first four years of service with the Company and are deemed to be fully vested after five years and vesting is accelerated in the event of a Change in Control of the Company. Mr. Gehl is fully vested under his agreement. In the event of a covered termination within two years after a Change in Control of the Company, the present value of the benefit is payable in a lump-sum. A covered termination for purposes of the agreement would be a Separation from Service by the Company without Cause or by Mr. Gehl with Good Reason. The applicable definitions of Separation from Service, Cause, Good Reason, and Change in Control are identical those described below for Mr. Gehl’s Employment Agreement. The agreement also provides for a pre-retirement death benefit, in lieu of the benefits described above and payable in the event Mr. Gehl dies while employed with the Company, of ten annual installments of the greater of (1) 40% of the average annual compensation, computed by reference to the base salaries and cash bonuses from the Company paid to Mr. Gehl during his five highest paid calendar years within the ten completed calendar years preceding the date of death or (2) the actuarial equivalent payable in installments over ten years of the benefit that would have been paid to the beneficiary if Mr. Gehl had terminated employment immediately prior to his death. The supplemental retirement benefit agreement also contains a covenant not to compete that covers Mr. Gehl for a two-year period following his termination of employment. Failure to comply with such provision will result in a forfeiture of benefits under the agreement.

The Company has also entered into revised supplemental retirement benefit agreements, dated June 5, 2008, under which Malcolm F. Moore, Daniel M. Keyes, James J. Monnat, Michael J. Mulcahy and Daniel L. Miller will each receive a monthly retirement benefit for fifteen years. Under the agreements, the monthly retirement benefit to be received by each of Messrs. Moore, Keyes, Monnat, Mulcahy and Miller is identical to the supplemental benefit for Mr. Gehl described above, with the following exceptions: (1) for Mr. Moore the applicable percentage is 50% of average monthly compensation, with the offset of pension and Social Security; (2) for Mr. Mulcahy the applicable percentage is 40% of average monthly compensation, without any offset; and (3) for Messrs. Keyes, Monnat and Miller, the applicable percentage is 30% of average monthly compensation, without any offset. Benefits vest in the same fashion as under Mr. Gehl’s agreement. As of August 31, 2008, Messrs. Moore, Keyes, Mulcahy and Miller were fully vested under their respective supplemental retirement benefit agreements and Mr. Monnat was 30% vested. Under the agreements, the pre-retirement death benefit uses the same formula as under Mr. Gehl’s agreement (based on the applicable executive’s compensation and other relevant data), with the exception that the annual benefits are paid over five years, rather than ten years. The supplemental retirement benefit agreements also contain a covenant not to compete that covers Messrs. Moore, Keyes, Monnat, Mulcahy and Miller for a two-year period following termination of employment. Failure to comply with such provisions will result in a forfeiture of benefits under the agreements. The applicable definitions of Separation from Service, Cause, Good Reason, and Change in Control are identical to those for Mr. Gehl’s agreement with the exception that Messrs. Moore, Keyes, Monnat, Mulcahy and Miller would not have Good Reason based on a voluntary termination by the executive after six months following a Change in Control.

The summary and description of the supplemental retirement benefit agreements are qualified by reference to the supplemental retirement benefit agreements which are included as Exhibits (e)(6), (e)(7) and (e)(8) to this Schedule 14D-9.

The consummation of the Offer will represent a Change in Control under the supplemental retirement benefit agreements. The table below sets forth the benefits under each supplemental retirement agreement that will become payable in a lump-sum upon the consummation of the Offer (but assuming, solely for the purposes of this illustration, that the Offer was consummated on August 31, 2008).

Name	Lump-Sum Payment ($)
William D. Gehl	3,815,891
Malcolm F. Moore	1,766,826
Daniel M. Keyes	262,764
Daniel L. Miller	358,035
James. J. Monnat	385,240
Michael J. Mulcahy	729,988

Employment Agreement with William D. Gehl. The Company has a restated employment agreement with Mr. Gehl, dated June 14, 2008, under which he is entitled to a minimum base salary, non-equity incentive plan compensation (subject to achieving certain Company financial and personal performance levels), participation in the Company’s benefits plans and certain life insurance coverage. Under that agreement, if for any reason other than for Cause or Mr. Gehl’s death or disability, and other than in connection with a Change in Control of the Company, the employment of Mr. Gehl is terminated before the term of employment has been completed, Mr. Gehl will be entitled to receive his base salary for two full years from the date of Mr. Gehl’s Separation from Service, as well as the opportunity to continue to participate in the Company’s employee benefit plans for such period. Pursuant to his agreement, in the event of a Change in Control of the Company, the term of Mr. Gehl’s employment will automatically be extended to a date that is two years after the Change in Control. In addition, upon the Change in Control, Mr. Gehl’s unvested stock options will immediately vest and any restrictions on any other benefits granted to Mr. Gehl will terminate and those benefits shall become immediately exercisable or payable, as the case may be. If, during the two-year period following a Change in Control, the Company imposes a Separation from Service (other than for Cause), or if Mr. Gehl terminates his employment for Good Reason, including if Mr. Gehl voluntarily terminates his employment in the 90 days immediately following the six-month anniversary of the Change in Control, then Mr. Gehl will receive a pro rata amount of the target bonus award for the portion of the year worked, regardless of actual performance, plus a lump-sum termination payment equal to three times the sum of his current base salary and the highest bonus he earned during the preceding five years, the present value of his benefits under his most current supplemental retirement benefit agreement as discussed above, and a lump-sum cash payment of $15,000 in lieu of outplacement services. Mr. Gehl’s agreement also provides that he will receive family medical benefits for two years following such termination which are at least substantially equal on an after-tax basis to the benefits provided prior to the Change in Control. Mr. Gehl’s employment agreement also provides the benefits described above in connection with certain terminations that are effected in anticipation of a Change in Control. Under his employment agreement, Mr. Gehl is subject to a covenant not to compete following termination of his employment with the Company. Failure to comply with the covenant will result in a forfeiture of benefits under the agreement.

Mr. Gehl’s employment agreement defines the following terms:

“Cause” means termination by action of the Board because of the failure of Mr. Gehl to fulfill his obligations under his employment agreement or because of serious willful misconduct by Mr. Gehl in respect of his obligation under his employment agreement, as, for example, the commission by Mr. Gehl of a felony or the perpetration by Mr. Gehl of a common-law fraud against the Company or any major material action (i.e., not procedural or operational differences) taken against the expressed directive of the Board.

“Change in Control” is defined as one of the following:

•	Securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding voting securities are acquired pursuant to a tender offer or an exchange offer; or

•

The shareholders of the Company approve a merger or consolidation of the Company with any other corporation as a result of which less than 50% of the outstanding voting securities of the surviving or resulting entity are owned by the former shareholders of the Company (other than a shareholder who is an “affiliate,” as defined under rules promulgated under the Securities Act of 1933, as amended, of any party to such consolidation or merger); or

•	The shareholders of the Company approve the sale of substantially all of the Company’s assets to a corporation which is not a wholly-owned subsidiary of the Company; or

•

Any person becomes the “beneficial owner,” as defined under rules promulgated under the Securities Exchange Act of 1934, as amended, directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding securities the effect of which (as determined by the Board) is to take over control of the Company; or

•

During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board cease, for any reason, to constitute at least a majority thereof, unless the election or nomination for election of each new director was approved by the vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period;

but only if such event is also a change in ownership or effective control or a change in the ownership of a substantial portion of the assets of the Company as defined by the applicable regulations of Internal Revenue Code Section 409A.

“Good Reason” is defined as the occurrence of any one of the following events or conditions after, or in anticipation of, the Change in Control:

•

The removal of Mr. Gehl from, or any failure to reelect or reappoint Mr. Gehl to, any of the positions held with the Company on the date of the Change in Control or any other positions with the Company to which Mr. Gehl shall thereafter be elected, appointed or assigned, except in connection with the termination of his employment for disability, cause, as a result of his death or by Mr. Gehl other than for good reason;

•	A good faith determination by Mr. Gehl that there has been a significant adverse change, without Mr. Gehl’s written consent, in Mr. Gehl’s working conditions or status with the Company from such working conditions or status in effect immediately prior to the Change in Control, including but not limited to (A) a significant change in the nature or scope of Mr. Gehl’s authority, powers, functions, duties or responsibilities, or (B) a significant reduction in the level of support services, staff, secretarial and other assistance, office space and accoutrements;

•	Any material breach by the Company of any provision of Mr. Gehl’s employment agreement;

•

Any purported termination of Mr. Gehl’s employment for cause by the Company which is determined under the employment agreement not to be for conduct encompassed in the definition of Cause contained herein;

•

The failure of the Company to obtain an agreement, satisfactory to Mr. Gehl, from any successor or assign of the Company, to assume and agree to perform his employment agreement, as contemplated in the employment agreement;

•

The Company’s requiring Mr. Gehl to be based at any office or location which is not within a 50 mile radius of West Bend, Wisconsin, except for travel reasonably required in the performance of Mr. Gehl’s responsibilities hereunder, without Mr. Gehl’s consent; or

•

Any voluntary termination of employment by Mr. Gehl for any reason where the notice of termination is delivered by Mr. Gehl to the Company at any time within 90 days following the six-month anniversary of the Change in Control.

“Separation from Service” means a separation from service between employee and the Company, determined under the default rules of the applicable regulations for Internal Revenue Code Section 409A, with the exception that the default rule for a bona fide leave of absence for disability is extended from six months to twenty-nine months.

The summary and description of the employment agreement with Mr. Gehl is qualified by reference to the Employment Agreement, dated June 14, 2008, by and between the Company and William D. Gehl which is included as Exhibit (e)(9) to this Schedule 14D-9.

Severance Agreements. On June 5, 2008, the Company entered into revised severance agreements with each of Malcolm F. Moore, Daniel M. Keyes, Michael J. Mulcahy, James J. Monnat and Daniel L. Miller. Pursuant to the terms of their respective severance agreements, in the event of a Change in Control of the Company, Messrs. Moore, Keyes, Mulcahy, Monnat and Miller will be granted two-year employment terms with the Company and will be entitled to such base salaries, bonus opportunities and other benefits substantially equivalent to those to which they were entitled immediately prior to the Change in Control. In addition, upon the Change in Control, their unvested stock options will automatically vest and any restrictions on any other benefits granted to them shall terminate and those benefits shall become fully vested. If, during the two-year employment period following a Change in Control, the executive officer experiences a Separation from Service because of termination by the Company without Cause, or if the officer terminates his employment for Good Reason, then the officer will receive a pro rata amount of the target bonus award for the portion of the year worked, regardless of actual performance, family medical benefits for two years after such termination which are at least substantially equal on an after-tax basis to the benefits provided prior to the Change in Control, a lump-sum termination payment equal to two times the sum of his current base salary and the highest bonus amount earned by each in any of the five fiscal years preceding the year in which the date of the Separation from Service occurs, the present value of his benefits under his most current supplemental retirement benefit agreement with the Company, as discussed above, and a lump-sum cash payment of $15,000 in lieu of outplacement services. The severance agreements also provide that the benefits described above may be payable in connection with certain Separations from Service that are effected in anticipation of a Change in Control.

The severance agreements define “Cause,” “Change in Control,” “Good Reason,” and “Separation from Service” in the same manner as they are defined in Mr. Gehl’s employment agreement, described above, with the sole exception that Good Reason does not include a simple voluntary termination by the executive after six months following a Change in Control.

The summary and description of the severance agreements are qualified by reference to the forms of severance agreement which are included as Exhibit (e)(10) to this Schedule 14D-9.

The consummation of the Offer will represent a “Change in Control” under the severance agreements and under the employment agreement with Mr. Gehl. As a result, following the consummation of the Offer, the benefits described in these agreements will become payable to any executive if, during the two-year employment period following a Change in Control, the executive experiences a Separation from Service because of termination by the Company without Cause, or if the executive terminates his employment for Good Reason, including as a result of significant changes in the executive’s working conditions or status without his consent. The executive will then receive the benefits as set forth below (assuming, hypothetically, that all executives listed below were terminated by the Company without Cause upon a Change in Control on August 31, 2008), together with the supplemental retirement benefits described above. The following termination payments and other benefits may be reduced to the extent necessary to avoid an “excess parachute payment” under the Internal Revenue Code, but only if such reduction would result in a greater after-tax benefit to the executive.

Name	Cash Termination Payment ($)	Outplacement Payment ($)	Health Insurance Benefits ($)	Excess Parachute Payment Reduction Pursuant to Section 280G of the Internal Revenue Code($)
William D. Gehl	2,908,737	15,000	21,072	(909,896)
Malcolm F. Moore	1,276,294	15,000	26,870	—
Daniel M. Keyes	630,166	15,000	22,908	(48,968)
Daniel L. Miller	517,350	15,000	22,908	(145,440)
James. J. Monnat	439,487	15,000	22,872	—
Michael J. Mulcahy	433,832	15,000	8,178	(170,279)

New Management Arrangements. As of the date the parties entered into the Merger Agreement, no member of management of the Company had any arrangement or understanding with Parent or Purchaser regarding continued employment with the Company, Parent, Purchaser or any of their respective affiliates, and, as of the date hereof no member of management of the Company has entered into any new agreement with the Company, Parent, Purchaser or their respective affiliates regarding employment after the completion of the Offer or the Merger (except for Mr. Gehl’s employment agreement, effective as of June 14, 2008). As of the date hereof, members of management of the Company have been informed by Parent that their continued services are desired following the completion of the Offer and the Merger, but no specific terms have been proposed and no commitments have been made or understandings or agreements reached. Subsequent to the date hereof, members of the management of the Company may be presented with proposed terms of employment with Parent or its affiliates relating to periods following the completion of the Offer and the Merger.

Executive Incentive Plan. The Company’s Executive Incentive Plan provides the award of annual cash bonuses to certain of the Company’s executive officers. Each executive who is eligible to participate in the Executive Incentive Plan will vest in the right to receive a prorated portion of his 2008 bonus in the event of a covered termination following the consummation of the Offer as described above. The table below sets forth the amount of the benefits vesting to the Company’s executives under the Executive Inventive Plan (but assuming, solely for the purposes of this illustration, that the Merger was consummated on August 31, 2008 and that all executives listed below were terminated without Cause on that date).

Executive	Estimated Amount to be Received ($)
William D. Gehl	255,267
Malcolm F. Moore	143,000
Daniel M. Keyes	54,133
Daniel L. Miller	44,100
James J. Monnat	33,933
Michael J. Mulcahy	38,500

Directors’ and Officers’ Indemnification and Insurance. The description of the directors’ and officers’ indemnification and insurance contained in the section titled “Special Factors—Interests of Certain Persons in the Offer”, of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO, which is being mailed to shareholders together with this Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Company Board.

At a meeting held on September 7, 2008, the Company Board unanimously (except for the recusal of Marcel Claude Braud) has (1) determined that the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and the shareholders of the Company; (2) adopted and approved the Merger Agreement, including the plan of merger (as such term is used in Section 180.1101 of the Wisconsin Business Corporation Law) set forth in the agreement, and the transactions contemplated thereby, including the offer and the merger; and (3) determined to recommend that the shareholder accept the Offer and tender their Shares to Purchaser and, to the extent applicable, approve the plan of merger. Accordingly, the Company Board recommends that the Company’s shareholders accept the Offer and tender their Shares pursuant thereto.

(b)	Background of the Offer.

Members of the Supervisory Board and management of Parent have reviewed, from time to time, Parent’s investment in and the manufacturing and commercial relationships with the Company. A concern that Parent has had about its investment in the Company is that, due to the recent application of new accounting principles under the International Financial Reporting Standards (“IFRS”) applicable to Parent’s financial statements, Parent could not consolidate the Company’s results of operations on an equity basis in Parent’s consolidated results of operations. Because the Company has not paid a cash dividend in recent years, Parent’s equity investment in the Company has had no financial return under IFRS; however Parent’s financial statements do reflect the revenue and results generated from the commercial relationships between Parent and the Company.

In July 2006, senior executives of the Company and Parent met at Parent’s headquarters in France to discuss opportunities to strengthen their respective operations and their commercial relationships. During the meeting, the representatives of Parent raised the possibility of Parent being interested in increasing its equity investment in the Company from approximately 14% to 20% of the outstanding Shares. From the perspective of Parent, the benefits of such an increase in equity ownership would have been to consolidate the Company’s results of operations on an equity basis in Parent’s own consolidated financial statements.

On September 25, 2006, at a meeting of senior executives of the Company and Parent in Chicago, the Company informed Parent that the Company was not interested in Parent’s increasing its minority ownership stake in the Company. However, although the Company’s senior executives indicated that the Company was not for sale, the parties discussed the possibility of exploring whether Parent should acquire 100% of the equity of the Company.

At the next regularly scheduled meeting of the Company Board and at subsequent regularly scheduled meetings, the Company’s Chairman and Chief Executive Officer updated the Company Board regarding the ongoing conversations between the Company and Parent. Marcel Claude Braud, the Chief Executive Officer of Parent and a director of the Company, recused himself from all meetings of the Company Board at which the potential transaction was discussed.

In October 2006, Parent engaged SG Americas to serve as its financial advisor.

On December 14, 2006, the Chief Executive Officer and the Executive Vice-President of Parent met with the Chairman and Chief Executive Officer and the President and Chief Operating Officer of the Company in New

York. SG Americas participated as Parent’s financial advisor and Baird and Foley & Lardner LLP (“Foley”) participated as the Company’s financial advisor and legal advisor, respectively. The purpose of the meeting was to discuss on a preliminary basis the merits of a combination of the two companies and potential next steps for further exploration of the possibility of such a transaction. The representatives of the Company informed the representatives of Parent that the Company was not for sale, but that, if Parent were to make a proposal, then the Company would consider it. The representatives of Parent responded that they would provide feedback during the second quarter of 2007. Subsequent to this meeting, Parent engaged Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”) to render it legal advice in connection with Parent’s relationship with the Company.

On February 21, 2007, members of senior management of the Company and Parent, respectively, together with Baird and SG Americas, met in New York to review the Company’s business prospects and certain organizational and structural aspects of a potential transaction.

On April 5, 2007, the Executive Committee and members of the Supervisory Board of Parent met to consider analyses, from a financial point of view, of the Company and the potential impact on Parent of an acquisition of the Company by Parent. At this meeting, members of the Supervisory Board of Parent considered a preliminary presentation dated April 4, 2007 prepared by SG Americas. This preliminary presentation reviewed historical trading data about the Shares, illustrative discounted cash flow analyses of the Company (based on internal forecasts provided by the Company and consensus estimates of Wall Street analysts), illustrative implied trading multiples for the Company (based on internal forecasts provided by the Company and consensus estimates of Wall Street analysts) and for selected other companies in the same industry sector (based on publicly available data), premia to recent trading prices and multiples implied by prices paid in selected historical takeovers (derived from publicly available data) and illustrative pro forma analyses of the impact on Parent’s earnings per share of an acquisition by Parent of the Company (derived from forecasts provided by the Company and publicly available information). Parent then authorized SG Americas to engage in further discussions with Baird about approaches to the analysis of the Company from a financial point of view.

On April 19, 2007, SG Americas and Baird discussed a draft document produced the previous day by SG Americas for Baird. The purpose of the document and the ensuing discussion between the two financial advisors was to permit these two advisors to enhance their mutual understandings of approaches to the analysis of the Company from a financial point of view. The document and discussion reviewed historical trading data about the Shares (based on publicly available information), historical and forecasted operating performance data about the Company and another company in the same sector (based on publicly available information), and illustrative premia and implied multiples (based on publicly available information) represented by hypothetical prices per Share with the range of $31 to $33 highlighted.

On May 3, 2007, representatives of the Company, Parent, Baird and SG Americas met in New York. During the meeting, the representatives of the Company presented the year-to-date operating performance of the Company as well as the outlook for 2007. The Company also conveyed that the Company was not for sale and therefore the terms of any proposal by Parent would have to be compelling to be considered. No specific price ranges were proposed at this meeting. At the conclusion of the meeting, the attendees agreed that Baird and SG Americas should have a follow-up call the next day to discuss further analyses of the Company from a financial point of view.

On May 4, 2007, Baird sent draft discussion materials to SG Americas presenting illustrative analyses that indicated that the illustrative values suggested by SG Americas would likely not be compelling to the Company at that time. Baird’s presentation reviewed implied EBITDA multiples for selected public companies and selected recent transactions based on publicly available information. Baird and SG Americas discussed those materials.

On May 11, 2007, the Company’s Chief Financial Officer held a conference call with SG Americas and Baird to provide details about the securitization program in place at the Company. During the call, the participants also discussed at a high level the potential benefits of a business combination.

Later in May 2007, senior executives of Parent and representatives of SG Americas continued conversations with senior executives of the Company and representatives of Baird regarding a potential transaction. As these discussions progressed, the representatives of Parent indicated that Parent would consider making an indicative proposal in the mid-$30’s, but was unlikely to move higher. The representatives of the Company and Baird indicated that an indicative proposal in the mid-$30’s would likely not be interesting to the Company Board at that time and suggested that Parent consider a higher indicative offer range.

In June and July 2007, representatives of Parent and the Company had additional contacts, during which Parent indicated it was not interested in a transaction at that time and the parties suspended discussions of such a transaction.

In September 2007, Parent’s Chief Executive Officer indicated to the Company’s Chairman and Chief Executive Officer that, in view of deteriorating macro-economic conditions, Parent would be interested in making an indicative proposal to acquire the Company at a price of $28 per Share, subject to due diligence and other customary conditions. This price of $28 per Share represented a premium of approximately 22% over the Company’s trailing one-month average Share price at the time.

In October 2007, the Company’s Chairman and Chief Executive Officer informed Parent’s Chief Executive Officer that an indicative price per Share of $28 would not be adequate from the Company’s perspective and that he did not expect that any price lower than $30 per Share would be worthy of serious consideration.

On November 8, 2007, certain members of the Executive Board and Supervisory Board of Parent reviewed, in consultation with SG Americas, Parent’s alternatives relating to its equity investment in the Company. In view of the adverse impact on Parent’s financial statements that was resulting from the declining market price of the Shares, the sentiment at the meeting was that Parent should continue to explore the alternative of divesting its equity investment in the Company and the alternative of acquiring all of the equity of the Company.

On January 7 and January 8, 2008, the Chief Executive Officer and the Executive Vice President of Parent met with the Chairman and Chief Executive Officer and the President and Chief Operating Officer of the Company at Parent’s headquarters to discuss the Company’s business prospects and review commercial cooperation opportunities. The representatives of Parent indicated that they would now be interested in making an indicative proposal to acquire the Company at a price of $24 per Share, subject to due diligence and other customary conditions. This price of $24 per Share represented a premium of 47% over the Company’s trailing one-month average Share price at the time. The representatives of Parent indicated that this was the best proposal that they would make and that, if the Company was not interested in such a proposal, then Parent would, subject to the terms of its shareholder agreement with the Company, consider the disposition of its 14% equity stake in the Company.

On January 28, 2008, the Company’s Chairman and Chief Executive Officer contacted Parent’s Chief Executive Officer to inform him that an indicative price per Share of $24 would not be adequate from the Company’s perspective and that he did not expect that any price lower than $30 per Share would be worthy of serious consideration by the Company Board.

On March 12, 2008, the Company’s Chairman and Chief Executive Officer and President and Chief Operating Officer and Parent’s Chief Executive Officer and Deputy Chief Executive Officer met during an industry conference held in Las Vegas. The executives of Parent conveyed that Parent continued to be interested in an acquisition of the Company and that Parent would consider proposing an indicative price of $30 per Share, subject to due diligence and other customary conditions. This price of $30 per Share represented a premium of 80% over the Company’s trailing one-month average Share price at the time. Parent’s executives characterized this as the absolute maximum indicative price that Parent would consider proposing. The Company’s Chairman and Chief Executive Officer indicated that the Company would review the concept of an all-cash $30 per Share price with the Company Board at its regularly scheduled meeting in April.

On April 4, 2008, the Parent’s Chief Executive Officer and the Company’s Chairman and Chief Executive Officer discussed Parent’s preliminary proposal of March 12 and the potential negotiation of a transaction.

On April 11, 2008, SG Americas outlined for the Executive Vice President of Parent preliminary considerations on the structure and timing for a hypothetical transaction with the Company.

On April 25, 2008, the Company Board at a regularly scheduled meeting reviewed the all-cash $30 per Share price in consultation with Baird and Foley. Pursuant to the direction of the Company Board at this meeting, the Chairman and Chief Executive Officer of the Company informed Parent’s Chief Executive Officer that he had been authorized to proceed with discussions relative to a transaction at an all-cash price of $30 per Share, but that the Company would have to undertake further analysis. In addition, at the request of the Company Board, Baird contacted SG Americas to request that Parent present the Company with a written proposal by May 9, 2008. In the course of that conversation, SG Americas indicated that Parent would withdraw any such proposal if the Company were to shop itself and that it would be requesting exclusivity.

On May 5, 2008, Parent submitted to the Company a written indication of its interest with respect to acquiring all of the outstanding Shares at an all-cash price of $30 per share, subject to due diligence, definitive documentation, internal approvals at Parent and other conditions. The indication of interest also addressed the proposed structure of the deal, Parent’s anticipated sources of financing and the absence of a financing condition. The indicative price of $30 per Share represented a premium of approximately 71% over the Company’s trailing one-month average Share price at the time. In connection with this indication of interest, Parent made a request for a four-week exclusivity period, which request was subsequently denied, and reiterated that it would terminate negotiations if the Company were shopped.

Approximately one week later, in response to a request by Baird, SG Americas submitted to Baird a preliminary list of documents and information in the possession of the Company that Parent intended to review as part of its due diligence process.

On May 14, 2008, the Company Board met and, in consultation with Baird and Foley, discussed the written indication of interest submitted by Parent. The Company Board was advised that Parent would withdraw its proposal if the Company were to solicit other potential bidders for the Company and the exclusivity request was discussed. Baird reviewed with the Company Board materials provided to the directors in advance of the meeting, including Baird’s preliminary valuation analyses as well as Baird’s judgment of the other potential partners for a business combination transaction involving the Company and their ability to finance and complete such a transaction. Foley reviewed for the directors their fiduciary duties under Wisconsin law in connection with the consideration of a transaction such as that proposed by Parent. At the conclusion of the meeting, the Company’s management was directed to continue non-exclusive discussions with Parent.

On May 15, 2008, Baird contacted SG Americas to communicate that, while the Company Board had not decided to sell the Company, the Company Board had authorized the Company’s management to hold discussions with Parent’s management in connection with the $30 per Share proposal, as well as to provide Parent and its advisors with the documents and information they had requested for due diligence purposes, but that Company would not enter into an exclusivity agreement with Parent. In addition, Baird conveyed the Company’s request that Parent provide a draft merger agreement so that the Company could fully understand the terms and conditions contemplated by Parent’s proposal.

On May 22, 2008, the Company and Parent entered into a confidentiality agreement so that the due diligence process could commence. The next day, the Company provided Parent and its advisors access to an electronic data room where documents would be posted in response to Parent’s due diligence request. Thereafter, Parent and its advisors began their due diligence review of the Company.

On May 27, 2008, Cleary Gottlieb sent a draft merger agreement to Foley.

On June 2, 2008, representatives of the Company, Parent, SG Americas, Baird and Foley met in Foley’s Chicago offices to review the operating performance of the Company for the first four months of 2008. In addition, the Company’s management presented internal financial projections. On June 4, 2008, in response to a request from Baird, Parent reconfirmed its interest in pursuing a transaction, subject to due diligence and other specified conditions, at an all-cash price of $30 per Share. Parent also again requested an exclusivity period and reiterated that it would withdraw its offer if the Company were to shop the Company to other potential buyers. The indicative price of $30 per Share represented a premium of approximately 87% over the Company’s trailing one-month average Share price at the time.

On June 5, 2008, the Company Board met, together with Baird and Foley. The Company’s Chairman and Chief Executive Officer informed the Board of developments with Parent, including the June 2, 2008 diligence meeting and the June 4, 2008 communication from Parent. Baird reviewed for the Company Board an analysis of the Company’s projections and Baird’s updated valuation analysis. Foley reviewed for the Company Board the terms of the draft merger agreement, including the proposed representations and warranties, conditions to completion of the transaction and the termination provisions including the Company right to terminate the transaction under certain circumstances following receipt of a superior proposal and related provisions.

On June 13, 2008, the financial advisor of a party (“Counterparty A”) interested in a business combination transaction involving the Company contacted Baird and indicated that Counterparty A was interested in submitting an acquisition proposal for the Company with a price in the range of $22 to $23 per Share.

On June 20, 2008, the Company Board met to discuss the indication of interest from Counterparty A and for an update on the negotiations with Parent. At the conclusion of those discussions, the Company Board instructed management to continue to negotiate with Parent on a non-exclusive basis and to communicate to Counterparty A that its indicative price was not compelling compared to the Company’s other alternatives. Baird subsequently delivered the message as directed to Counterparty A.

On June 23, 2008, a representative of Counterparty A contacted Baird and raised such party’s indicative price to $24 to $25 per share. Acting on instructions from the Company, based primarily on the fact that Counterparty A’s indicative price was less than the price offered by Parent and concern that Parent would terminate its offer and negotiations if it determined the Company was being shopped, on June 27, 2008, Baird informed Counterparty A that its revised indicative price was not compelling compared to the Company’s other alternatives.

During June, July and August of 2008, Parent, together with its advisors, conducted due diligence of the Company and analyzed and arranged for financing for the transaction. On June 9, 2008, SG Americas outlined for the Executive Vice President of Parent key data points for Parent’s use in connection with planning its financing for a hypothetical transaction with the Company. This work for Parent included illustrative internal analysis (based on Parent’s and the Company’s respective internal projections and publicly available data and estimates) of sources and uses for the financing of the transaction. On July 20, 2008, SG Americas outlined for the Executive Vice President of Parent, after consultation with accounting advisors to Parent, the impact of reporting the Company’s securitization facility under IFRS accounting principles applicable to Parent rather than under U.S. generally accepted accounting principles (“GAAP”) applicable to the Company. In parallel, Parent and the Company, together with their respective advisors, continued to negotiate the definitive documentation for the proposed transaction. In particular, the Company requested that the Parent agree to a “go-shop” market check provision, a longer minimum tender offer period, a voting and tender agreement pursuant to which Parent would agree to tender into or vote for a superior proposal and a reduction in its proposed $15 million termination fee. Parent ultimately did agree to increase the tender offer period to 30 business days and to enter into a voting and tender agreement. Parent refused to agree to a “go-shop” or a reduction in the termination fee at that time.

On July 25, 2008, the Company Board met for a regularly scheduled meeting. Among other matters, the Company Board reviewed and approved the Company’s strategic plan. The Company Board also received an update on discussions with Parent and its advisors from Foley and Baird, as well as an update from Baird on its valuation analysis.

On July 29, 2008, the Company, Parent, SG Americas, Baird and Foley met at Foley’s offices in Milwaukee to review the performance of the Company during the second quarter of 2008, the Company’s revised guidance for 2008 and the Company’s outlook for 2009.

Also on July 29, 2008, representatives of Parent met with several of the Company’s managers, without advisors present, to discuss the transaction and the benefits of a combination between the two companies and the general philosophy of Parent toward retaining management of the Company if it were to acquire the Company. No offers of employment or commitments were made to the Company’s managers at these meetings and no understandings or agreements were reached.

During July of 2008, the Company received an inquiry from a second interested party (“Counterparty B”) seeking the Company’s interest in a potential business combination transaction. Counterparty B indicated that it would be willing to consider a transaction at a “compelling valuation.” At the direction of the Company, Baird followed up with the financial advisor to Counterparty B. Baird advised that the Company would consider a proposal that was in writing and specified an indicative valuation range. No proposal was ever received from Counterparty B.

On August 15, 2008, the Company Board met with certain members of Company management, Baird and Foley. Prior to the meeting, the Company Board had been provided with a recent draft of the merger agreement with Parent, along with a summary of the draft. At the meeting, Foley reviewed with the Company Board the terms of the draft merger agreement including the structure of the transaction, the length of the tender offer period, the representations and warranties, the conditions to the closing of the transaction and the rights of the parties to terminate the agreement. The participants also discussed circumstances under which the Company Board could exercise its “fiduciary out” and the ongoing negotiations as to the amount of the termination fee. Following that discussion, Baird updated the Company Board regarding its financial analysis, the status of Parent’s financing and contacts made by the representative of Counterparty A interested in effecting a business combination transaction with the Company.

On August 19, 2008, the Chief Executive Officer of Parent called the Chairman and Chief Executive Officer of the Company to inform him that the Supervisory Board of Parent had decided to revise its indicative proposal by lowering the price to $28.50 per Share. This revision was based on the historical and projected performance of the Company, the continued difficulties for the sector generally and the difficulties confronting Parent and the financing market generally in connection with arranging for financing of corporate transactions such as the proposed transaction between the companies.

On August 20, 2008, the Company Board met with Baird, Foley and the Company’s General Counsel to discuss Parent’s lowered price. The Company Board directed management to communicate to Parent that the Company Board would not continue the negotiations if Parent did not restore its offer to at least $30.00 per Share. The Board also directed Baird to continue its discussions with Counterparty A.

Following the Board meeting, Baird contacted the financial advisor of Counterparty A and indicated that the Company was considering other alternatives and that Counterparty A needed to reconsider its valuation promptly if it wanted to be considered as a viable alternative for the Company to pursue. Baird continued conversations with the financial advisor over the following weeks and requested that a revised indicative proposal be put in writing. The financial advisor noted that, in any case, Counterparty A would not participate in an auction and would demand exclusivity if it were to enter into discussions with the Company. During the course of these conversations, Baird advised the financial advisor that any indicative proposal would need to “start with a three” in order to be competitive. Ultimately, Counterparty A did not submit a revised proposal.

On August 22, 2008, the Chairman and Chief Executive Officer of the Company called the Chief Executive Officer of Parent to inform him that the Company Board would not consider an offer of $28.50 per Share and would reject any offer that was not at least $30 per Share. Shortly thereafter, Baird contacted SG Americas with further clarification and advised SG Americas that Baird would be prepared to recommend to the Company Board a transaction at $31 per Share with a termination fee of $11 million.

The Supervisory Board of Parent, at a meeting on August 26, 2008, considered this most recent communication from the Company and Baird and resolved to proceed with the transaction at a price of $30 per Share, subject to satisfactory negotiation of financing. Over the coming days, management of Parent reached a satisfactory understanding with its financing sources for the proposed transaction.

On August 28, 2008, SG Americas contacted Baird to acknowledge the Company’s message of August 22, 2008 and to express Parent’s interest in moving forward with the transaction. The parties, together with their advisors, continued with their efforts to complete the processes of due diligence and negotiation of definitive documentation.

On August 29, 2008, representatives of Foley and Cleary Gottlieb held a conference call to continue negotiating the definitive documentation.

On September 4, 2008, representatives of SG Americas and Baird held a conference call to discuss the remaining open business points in the merger agreement. Following this call, SG Americas sent Baird a letter indicating Parent’s best and final offer, which provided that Parent would increase its previous proposal and pay $30 per Share in the transaction and that Parent would reduce its request on the termination fee from $15 million to $14 million. Also on September 4, 2008, representatives of Foley and Cleary Gottlieb held conference calls to continue negotiating the definitive documentation.

Subsequent to receipt of Parent’s September 4, 2008 proposal letter and at the direction of the Company, Baird contacted the representatives of SG Americas and advised them that the Company would be prepared to recommend to the Board a transaction with a termination fee of $12.5 million accompanied by an increase in price from $30 per Share. The Company’s proposal was ultimately rejected by Parent.

During the remainder of the week of September 1, 2008, Foley continued to negotiate the terms of the definitive documentation with Cleary Gottlieb.

On September 5 and 6, 2008, Parent reconfirmed to senior management of the Company that entering into retention and incentive arrangements with them would be critical for the success of the proposed combination, but that Parent was prepared to enter into negotiations of these arrangements only after the execution and announcement of the transaction and that no commitments to management would be made beforehand.

On September 6, 2008, Baird, on behalf of the Company, conveyed a request to SG Americas that Parent raise its offer price and lower the termination fee to $12.5 million. After consulting with senior executives of Parent, SG Americas replied that Parent would not raise its proposed offer price above $30 or lower the proposed termination fee below $14 million and that Parent had made its best and final offer. Also on September 6, 2008, in a communication by a senior executive of Parent to the Chief Executive Officer of the Company it was conveyed that Parent may modify, in a manner adverse to the Company, the terms of its latest proposal if the transaction documents were not signed on September 7 in time for an announcement on September 8 before the markets opened in France.

On the morning of September 7, 2008, the Company met to consider the status of the proposed transaction with Parent. The Company Board was advised of the developments that had transpired since its last meeting on August 20, 2008, including the status of price and termination fee negotiations as well as the discussions that had occurred with Counterparty A. Foley reviewed the current draft of the merger agreement and related documents, copies of which had been previously provided to the directors. In particular, Foley reviewed the length of the tender offer period, the various circumstances under which the merger agreement could be terminated, including the ability of the Company Board to terminate the merger agreement and accept a superior proposal upon the payment of a termination fee to Parent, and Parent’s obligation to tender into and otherwise vote to support any such superior proposal. Foley once again summarized the fiduciary obligations of the Company Board relative to consideration of the proposed transaction. Representatives of Duff & Phelps, LLC (“Duff & Phelps”) and Emory & Co., LLC (“Emory”) then provided their appraisal opinion reports, copies of which had been provided in advance of the meeting, to the Company Board with respect to the fair value of the Company’s common stock. These appraisal firms were retained by the Company in order to satisfy a Wisconsin regulation regarding going private transactions. Duff & Phelps concluded that the fair value of the Company’s common stock was $17.65 and Emory concluded that such fair value was $19.79. Baird then reviewed its valuation analysis, a copy of which had been provided to the directors in advance of the meeting, of Parent’s $30 per share offer price. Baird then provided the Company with its oral opinion, which was subsequently confirmed in writing, to the effect that as of that date and based upon and subject to the assumptions made, procedures followed, matters considered, and the limitations and qualifications set forth in its written opinion, the $30 per share in cash to be paid pursuant to the merger agreement was fair, from a financial point of view, to the holders of the Company’s common stock (other than Parent and its affiliates or subsidiaries). Following deliberations (including an executive session of the Company’s independent directors), the Company Board unanimously (except for the recusal of Marcel Claude Braud who did not participate in the meeting) approved the merger agreement and the transactions contemplated thereby.

The merger agreement and the related documents were subsequently executed on September 7, 2008 and the transaction was announced on the morning of September 8, 2008. On September 8, 2008, the Offer to Purchase was mailed to the shareholders of the Company and the Offer formally commenced.

(c)	Reasons for the Determination.

In reaching its conclusions and recommendations described above, the Company Board consulted with the Company’s senior executive officers, legal counsel and financial advisors. The Company Board considered the following material factors that it believed supported its determinations:

•	the terms and conditions of the Offer, the Merger and the Merger Agreement;

•	the current and historical financial condition, results of operations, business and prospects of the Company;

•	the Company Board’s recent evaluation of the Company’s long-term strategic plan;

•	consideration of the analyses of Robert W. Baird & Co. regarding possible strategic alternatives and business opportunities for the Company, including:

•

an analysis of the Company if it were to remain independent and continue to do business in the segments in which it is currently operating, taking into account the risks inherent in remaining independent, and the prospects of the Company going forward as an independent entity; and

•	an analysis of the potential for other interested acquirers, the likelihood that such an acquirer would offer a price in excess of the Offer Price and the execution risk associated with such an offer.

•

the presentation of Robert W. Baird & Co. as to various financial matters and the written Robert W. Baird & Co. Opinion (as defined below), dated September 7, 2008, to the effect that, as of the date of the opinion, the consideration to be received by holders of Shares pursuant to the Offer and the Merger was fair from a financial point of view to such shareholders (other than Parent, Purchaser and their affiliates). The full text of the Robert W. Baird & Co. Opinion which sets forth the procedures followed, the factors considered and the assumptions made by Robert W. Baird & Co. in arriving at its opinion is attached hereto as Annex B and is incorporated herein by reference. Shareholders are urged to read the Robert W. Baird & Co. Opinion carefully and in its entirety;

•

the fact that the Offer Price and the Merger Consideration are greater than that independently recommended by two qualified, independent appraisers (Duff & Phelps, LLC and Emory & Co., LLC), after reasonable investigation considering all relevant factors. The full text of the opinions of the appraisers which set forth, among other things, assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in rendering the opinions, are attached hereto as Annex C and Annex D, respectively, and are incorporated herein by reference (the “Appraisal Opinions”). Shareholders are urged to read the Appraisal Opinions in their entirety;

•

the relationship of the Offer Price and the Merger Consideration to the historical trading prices of the Shares, including the fact that the Offer Price and the Merger Consideration represented premiums of 119.6%, 107.6%, 91.6% and 104.9% over the trading price for the Shares reported one business day, 30 days, 90 days and 180 days, respectively, prior to the first public announcement of the Offer;

•	the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value of such cash consideration;

•

statements by Parent during the negotiations of the Merger Agreement to the effect that it would cease negotiation of the Merger Agreement and no longer pursue a business combination with the Company if, prior to the execution of the Merger Agreement, the Company were to solicit any proposals for, negotiate or provide confidential information in connection with an alternative transaction;

•

the fact that the Merger Agreement permits the Company to respond, prior to the completion of the Offer, to a bona fide Acquisition Proposal (as that term is defined in the Merger Agreement) by furnishing information to, and participating in discussions or negotiations with, any third party making such proposal, provided that the Company Board reasonably believes in good faith, after consultation with its financial advisors and outside counsel, that such third party’s Acquisition Proposal constitutes or is expected to lead to a Superior Proposal, and the Company Board determines in good faith (after consultation with outside counsel) that the failure to take such action is inconsistent with its fiduciary duties to the shareholders of the Company under applicable law. The Company may accept, recommend and enter into an agreement with respect to such Acquisition Proposal if the Company Board (A) concludes in good faith, after consultation with outside counsel and its financial advisors, that such Acquisition Proposal constitutes a Superior Proposal (after giving effect to adjustments to the terms of the Merger Agreement offered by Parent prior to termination thereof), (B) determines in good faith, after consultation with outside counsel, that the failure to take such action is inconsistent with fulfilling its fiduciary duties to the shareholders of the Company under applicable law, (C) the Company pays Parent a termination fee equal to $14 million and (D) the Company terminates the Merger Agreement pursuant to its terms;

•

the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Shares, which should allow shareholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which shareholders will receive the same consideration as received by shareholders who tender their Shares in the Offer;

•

the belief that the longer than typical minimum tender offer period which will remain open until at least 5:00 P.M. on the thirtieth (30th) business day following (and including the day of) the commencement of the Offer should allow a reasonable time period in which other potential acquirers of the Company can make an Acquisition Proposal;

•

the willingness of Parent and Purchaser to enter into the Voting and Tender Agreement, which would require Parent and Purchaser to tender its Shares or vote for a Superior Proposal if the Company should receive such a Superior Proposal;

•

the representation of Parent that it has sufficient cash or access to cash to satisfy all of its obligations under the Merger Agreement and the fact that the Offer is not subject to a financing condition;

•

the business reputation of Parent and its management, which the Company Board believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner; and

•	the belief that the regulatory approvals required to consummate the Offer are minimal, and the prospects for receiving such approvals within a short time frame are good.

The Company Board also considered a variety of risks and other potentially negative factors concerning the merger. These factors included the following:

•	the fact that, following the Merger, the Company’s shareholders will cease to participate in any future earnings growth of the Company or benefit from any future increase in value;

•	the fact that, for U.S. federal income tax purposes, the Merger Consideration will be taxable to the Company’s shareholders;

•

the interests of the Company’s directors and executive officers that are different from, or in addition to, the interests of the Company’s shareholders generally, as described in Item 3 “Certain Agreements and Plans Between the Company and its Executive Officers, Directors and Affiliates;”

•	the possible disruption to the Company’s business that might result from the announcement of the Offer and the resulting distraction of the attention of the Company’s management;

•

the customary restrictions on the conduct of the Company’s business prior to the consummation of the Merger requiring the Company to conduct its business in the ordinary course, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities or actions; and

•

the fact that prior to accepting a Superior Proposal, the Company would be required to pay Parent a termination fee (as described above), which could deter an interested party from making a Superior Proposal.

The Company Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. Individual members of the Company Board may have given different weight to different factors.

The Company did not consider whether the consideration in the Offer and the Merger constitutes fair value in relation to the Company’s liquidation value and did not give consideration to the Company’s net book value. The Company believes that these measures do not reflect the fair value of the Company or the Shares. The Company did not consider the liquidation value of the Company’s assets to be a material factor because it believes that significant goodwill is associated with the Company and its business, substantial value results from continuing the Company as a going concern and any liquidation would destroy value. Also, the Company believes that net book value, which is an accounting concept that focuses on the value at which assets are reflected on the balance sheet, overlooks the substantial value represented by the income and cash flows that can be generated as a going concern.

It is expected that, if the Shares were not to be purchased by Purchaser in accordance with the terms of the Offer or if the Merger were not to be consummated, the Company’s current management, under the general direction of the Company Board, would continue to manage the Company as an ongoing business in accordance with the Company’s current long-term strategic plan.

The Company Board considered the factors discussed above and reached the conclusion that the positive factors outweighed the negative factors. This conclusion supported the Company Board’s determination that the Offer and the Merger are in the best interest of the Company and its shareholders.

(d)	Opinion of the Company’s Financial Advisor.

Opinion of Robert W. Baird & Co. Incorporated

The Company Board retained Robert W. Baird & Co. Incorporated, or Baird, as its financial advisor in connection with the Offer and the Merger (together, as used in this section, the “Transaction”) and to render an opinion as to the fairness, from a financial point of view, to the holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock of the Consideration (as defined below) to be received by such holders.

On September 7, 2008, Baird delivered its opinion to the Company Board to the effect that, subject to the contents of such opinion, including the various assumptions and limitations set forth therein, as of such date, the consideration of $30.00 in cash per Share (the “Consideration”) to be received by the holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock pursuant to the Transaction was fair, from a financial point of view, to such holders of the Company’s common stock.

Baird’s opinion was approved by a fairness committee, a majority of the members of which were not involved in providing financial advisory services on behalf of Baird to the Company in connection with the Transaction.

The full text of Baird’s written opinion, dated September 7, 2008, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by Baird in rendering its opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. Baird provided its opinion at the request and for the information of the Company Board in connection with consideration of the Transaction. The opinion is not directed to any other person and is directed only to the fairness, as of the date of the opinion and from a financial point of view, of the Consideration payable to the holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock in the Transaction. Baird expresses no opinion about the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the Consideration to be received by holders of the Company’s common stock pursuant to the Agreement. The opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger or whether any shareholder should tender Shares in the Offer. The summary of Baird’s opinion set forth below is qualified by reference to the full text of such opinion attached as Annex B to this Schedule 14D-9. You are urged to read the opinion carefully in its entirety.

In conducting its investigation and analyses and in arriving at its opinion, Baird reviewed such information and took into account such financial and economic factors, investment banking procedures and considerations as it deemed relevant under the circumstances. In that connection, Baird has, among other things:

•

reviewed certain of the Company’s audited consolidated financial statements and internal information, primarily financial in nature, including financial forecasts (the “Forecasts”), concerning the Company’s business and operations furnished to Baird for purposes of its analysis;

•

reviewed publicly available information including, but not limited to, the Company’s recent filings with the Securities and Exchange Commission and equity analyst research reports covering the Company prepared by various investment banking firms including Baird;

•	reviewed the draft Agreement and Plan of Merger dated September 3, 2008 (the “Agreement”) in the form presented to the Company Board;

•	compared the historical marked prices and trading activity of the Company’s common stock with those of other publicly traded companies Baird deemed relevant;

•	compared the Company’s financial position and operational results with those of other publicly traded companies Baird deemed relevant and considered the market trading multiples of such companies;

•	compared the proposed financial terms of the Transaction with the financial terms of other business combinations Baird deemed relevant; and

•	considered the present values of the Company’s forecasted cash flows.

Baird held discussions with members of the Company’s senior management concerning the Company’s historical and current financial condition and operating results, as well as the Company’s future prospects. Baird was not requested to and did not solicit third party indications of interest in acquiring all or any part of the Company. Baird also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant for the preparation of its opinion.

In arriving at its opinion, Baird assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided by the Company, or on the Company’s behalf, to Baird. Baird did not independently verify any information supplied to it by the Company that formed a substantial basis for its opinion. Baird was not engaged to independently verify, and it did not assume any responsibility to verify, any such information, and Baird assumed that the Company was not aware of any information that the Company or the Company’s advisors prepared that might be material to Baird’s opinion that had not been provided to Baird. Baird assumed that:

•	all of the Company’s material assets and liabilities (contingent or otherwise, known or unknown) were as set forth in the Company’s financial statements;

•

the financial statements that the Company provided to Baird presented fairly the Company’s results of operations, cash flows and financial condition for the periods indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied;

•

the Forecasts were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company’s senior management as to the Company’s future performance, and Baird relied upon such Forecasts in the preparation of its opinion;

•

the Transaction will be consummated in accordance with the terms and conditions of the Agreement without any amendment thereto and without waiver by any party of any of the conditions to their respective obligations thereunder;

•

in all respects material to its analysis, the representations and warranties contained in the Agreement are true and correct and that each party will perform all of the covenants and agreements required to be performed by it thereunder; and

•	all material corporate, governmental, regulatory or other consents and approvals required to consummate the Transaction have been or will be obtained.

Baird has relied as to all legal matters regarding the Transaction on the advice of the Company’s legal counsel. In conducting its review, Baird did not undertake nor obtain an independent evaluation or appraisal of any of the Company’s assets or liabilities (contingent or otherwise) nor did it make a physical inspection of the properties or facilities of the Company. Baird did not consider any strategic, operating or cost benefits that might result from the Transaction or any expenses relating to the Transaction. In each case, Baird made the above assumptions with the Company’s consent.

Baird’s opinion necessarily is based upon economic, monetary and market conditions as they existed and could be evaluated on the date of such opinion, and its opinion does not predict or take into account any changes that may occur, or information that may become available, after the date of such opinion. Baird expresses no opinion as to the price or trading range at which any of the Company’s securities (including the Company’s common stock) will trade after the date of the opinion.

Baird’s opinion was prepared at the request and for the information of the Company Board, and may not be relied upon, used for any other purpose or disclosed to any other party without Baird’s prior written consent; provided, however that Baird’s opinion may be reproduced in full in this Schedule 14D-9. Baird’s opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock. Baird’s opinion does not address the relative merits of: (i) the Transaction, the draft Agreement or any other agreements or other matters provided for or contemplated by the draft Agreement; (ii) any other transactions that may be or might have been available as an alternative to the Transaction; or (iii) the Transaction compared to any other potential alternative transactions or business strategies considered by the Company Board, accordingly, Baird relied upon its discussions with the Company’s senior management with respect to the availability and consequences of any alternatives to the Transaction. At the Company’s direction, Baird was not asked to, and Baird did not, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or the form of the Transaction. BAIRD’S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER OR WHETHER ANY SHAREHOLDER OF THE COMPANY SHOULD TENDER SHARES OF THE COMPANY’S COMMON STOCK IN THE OFFER.

Baird acted as financial advisor to the Company in connection with the Transaction. Pursuant to an engagement letter between the Company and Baird, the Company has agreed to pay Baird approximately $4.8 million for its services in connection with the transaction contemplated by the Merger Agreement, approximately $3.8 million of which is payable upon consummation of the Offer and the Merger. The Company has also agreed to reimburse Baird for its reasonable out-of-pocket expenses, not to exceed $75,000. In addition, the Company has agreed to indemnify Baird against certain liabilities that may arise out of its engagement. Baird will not receive any other significant payment of compensation contingent upon the successful completion of the Transaction. In the past, Baird has provided investment banking services to the Company for which it received its customary compensation.

Analysis

The following is a summary of the material financial analyses performed by Baird in connection with rendering its opinion, which is qualified by reference to the full text of such opinion attached as Annex B to this Schedule 14D-9 and to the other disclosures contained in this section. The following summary, however, does not purport to be a complete description of the financial analyses performed by Baird. The order of analyses described does not represent relative importance or weight given to the analyses performed by Baird. Some of the summaries of the financial analyses include information presented in a tabular format. These tables must be read together with the full text of each summary and alone are not a complete description of Baird’s financial analyses. Except as otherwise noted, the following quantitative information is based on market and financial data as it existed on or before September 5, 2008 and is not necessarily indicative of current market conditions.

Implied Valuation, Transaction Multiples and Transaction Premiums. Based on the Offer Price of $30.00 cash net per Share (the “Offer Price”) Baird calculated the implied “equity purchase price” (defined as the Offer Price multiplied by the Company’s total number of diluted Shares outstanding, including gross Shares issuable upon the exercise of stock options, less assumed option proceeds) to be $377.0 million. In addition, Baird calculated the implied “total purchase price” (defined as the equity purchase price plus the book value of the Company’s total debt, less cash, cash equivalents and marketable securities) to be $449.9 million. Baird then calculated the multiples of the total purchase price to the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) and earnings before interest and taxes (“EBIT”), for the last twelve months (“LTM”) ended June 30, 2008 and as projected for the years ending December 31, 2008 and 2009, as provided by the Company’s senior management. Baird also calculated the multiples of the equity purchase price to the Company’s LTM and projected December 31, 2008 and 2009 net income as provided by the Company’s senior management. These transaction multiples are summarized in the table below.

IMPLIED MERGER TRANSACTION MULTIPLES

	Fiscal Year Ended December 31,
	LTM		2008E		2009P
EBITDA	13.4	x	17.5	x	12.2	x
EBIT	15.5		21.5		16.4
Net Income	26.8		34.8		24.3

Baird reviewed the historical price and trading activity of the Company’s common stock and noted that the high, low and average closing prices for the Company’s common stock were $23.46, $13.10 and $17.07, respectively, over the last twelve months and $40.39, $13.10 and $24.28, respectively, over the last three years ending September 5, 2008. Baird also noted that the Company’s common stock price declined 41.5% over the last twelve months and declined 57.8% over the last three years ending September 5, 2008.

Baird also calculated the premiums that the Offer Price represented over the closing market price of the Company’s common stock for various time periods ranging from 1-day to 180-days prior to September 5, 2008. These premiums, along with comparable acquisition premiums of 107 public target announced transactions with an enterprise value greater than $100 million between January 1, 2008 and September 5, 2008, are summarized in the table below.

SELECTED ACQUISITION ANALYSIS—TRANSACTION PREMIUMS

	As of 9/5/08		Selected Acquisition Premiums
	Stock Price	Implied Merger Transaction Premium
			Low	Average	Median	High
1-Day Prior	$13.66	119.6%	(93.3)%	33.3%	30.5%	143.9%
7-Days Prior	15.07	99.1%	(97.1)%	35.5%	33.8%	200.5%
30-Days Prior	14.45	107.6%	(97.6)%	39.3%	33.9%	245.6%
90-Days Prior	15.66	91.6%	(97.9)%	37.6%	33.0%	209.2%
180-Days Prior	14.64	104.9%	(98.3)%	30.2%	24.1%	439.2%

Selected Publicly Traded Company Analysis. Baird reviewed certain publicly available financial information and stock market information for certain publicly traded companies that Baird deemed relevant. The group of selected publicly traded companies reviewed is listed below.

•	Astec Industries, Inc.

•	Caterpillar, Inc.

•	CNH Global N.V.

•	Deere & Company

•	Terex Corporation

Baird chose these companies based on a review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the industry in which the Company operates. Baird noted that none of the companies reviewed is identical to the Company and that, accordingly, the analysis of such companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of such companies.

For each company, Baird calculated the “equity market value” (defined as the market price per share of each company’s common stock multiplied by the total number of diluted common shares outstanding of such company, including net shares issuable upon the exercise of stock options and warrants). In addition, Baird calculated the “enterprise value” (defined as the equity market value plus the book value of each company’s total debt, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Baird calculated the multiples of each company’s enterprise value to its most recently disclosed LTM and projected calendar years 2008 and 2009 EBITDA and EBIT. Baird also calculated multiples of each company’s equity value to its LTM and projected calendar years 2008 and 2009 net income. Baird then compared the transaction multiples implied in the Transaction with the corresponding trading multiples for the selected companies. Stock market and historical financial information for the selected companies was based on publicly available information as of September 5, 2008, and projected financial information was based on publicly available research reports as of such date. A summary of the implied multiples is provided in the table below.

SELECTED COMPANY ANALYSIS

	Implied Merger Transaction Multiple		Selected Company Multiples
			Low		Average		Median		High
EBITDA
LTM	13.4	x	3.8	x	6.3	x	6.2	x	8.5	x
2008E	17.5		3.6		6.0		5.7		7.6
2009P	12.2		3.5		5.6		5.4		7.5
EBIT
LTM	15.5	x	4.0	x	7.5	x	7.4	x	10.0	x
2008E	21.5		3.9		7.2		6.8		9.4
2009P	16.4		3.9		6.6		6.4		9.4
Net Income
LTM	26.8	x	5.4	x	10.1	x	10.2	x	13.1	x
2008E	34.8		5.4		9.8		11.0		12.5
2009P	24.3		5.2		8.9		10.5		11.2

In addition, Baird calculated the implied per Share equity values of the Company’s common stock based on the trading multiples of the selected public companies. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below.

SELECTED COMPANY ANALYSIS

	Implied Equity Value Per Share
	Low	Average	Median	High
EBITDA
LTM	$4.34	$11.42	$11.03	$17.12
2008E	1.68	6.69	6.09	10.04
2009P	4.60	10.86	10.28	16.49
EBIT
LTM	$3.69	$11.88	$11.78	$17.60
2008E	0.79	6.36	5.79	10.18
2009P	2.74	8.95	8.43	15.11
Net Income
LTM	$6.31	$11.59	$11.76	$15.02
2008E	4.85	8.74	9.76	11.09
2009P	6.60	11.29	13.33	14.22
Average	$3.96	$9.75	$9.81	$14.10

Baird compared the implied per share equity values in the table above with the $30.00 per Share implied in the Transaction in concluding that the Consideration was fair to holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock from a financial point of view.

Selected Acquisition Analysis. Baird reviewed certain publicly available financial information concerning completed or pending acquisition transactions that Baird deemed relevant. The group of selected acquisition transactions is listed below.

Target	Acquiror
• A.S.V. Inc.	• Terex Corporation
• Ingersoll-Rand Compact Equipment Business	• Doosan Infracore Co.
• Ingersoll-Rand Road Development Business	• Volvo Construction Equipment Ltd.
• Dynapac AB	• Atlas Copco Group
• KION Group (Linde AG forklift division)	• KKR / Goldman Sachs
• JLG Industries, Inc.	• Oshkosh Truck Corporation
• B.R. Lee Industries, Inc.	• Singapore Technologies
• Allied Equipment Pty Ltd.	• Coates Hire Limited
• Bomag Gmbh	• Fayat S.A.
• Valtra Inc.	• AGCO Corp.
• Genie Holdings	• Terex Corporation
• Grove Worldwide, Inc.	• Manitowoc Co. Inc.
• CMI Corporation	• Terex Corporation
• Potain SA	• Manitowoc Co. Inc.
• JLG OmniQuip International, Inc.	• Textron Inc.
• Gradall Industries, Inc.	• JLG Industries, Inc.

Baird chose these acquisition transactions based on a review of completed and pending acquisition transactions involving target companies that possessed general business, operating and financial characteristics representative of companies in the industry in which the Company operates. Baird noted that none of the acquisition transactions or subject target companies reviewed is identical to the Transaction or the Company, respectively, and that, accordingly, the analysis of such acquisition transactions necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target company and each acquisition transaction and other factors that affect the values implied in such acquisition transactions.

For each transaction, Baird calculated the implied “equity purchase price” (defined as the purchase price per share of each target company’s common stock multiplied by the total number of diluted common shares outstanding of such company, including gross shares issuable upon the exercise of stock options and warrants, less assumed option and warrant proceeds, or alternatively defined as the value attributable to the equity of a target company). In addition, Baird calculated the implied “enterprise value” (defined as the equity purchase price plus the book value of each target company’s total debt, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Baird calculated the multiples of each target company’s implied enterprise value to its most recently disclosed LTM EBITDA and LTM EBIT. Baird also calculated multiples of each target company’s implied equity purchase price to its LTM net income.

SELECTED ACQUISITION ANALYSIS

	Implied Merger Transaction Multiple		Low		Selected Acquisition Multiples
					Average		Median		High
EBITDA (LTM)	13.4	x	4.7	x	9.3	x	8.1	x	23.6	x
EBIT (LTM)	15.5		6.9		12.7		12.2		28.5
Net Income (LTM)	26.8		11.8		20.6		17.1		43.8

In addition, Baird calculated the implied per Share equity values of the Company’s common stock based on the acquisition transaction multiples of the selected acquisition transactions. The implied per Share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below.

SELECTED ACQUISITION ANALYSIS

	Implied Equity Value Per Share
	Low	Average	Median	High
EBITDA (LTM)	$7.01	$19.37	$16.04	$56.67
EBIT (LTM)	10.50	23.96	22.67	59.77
Net Income (LTM)	13.51	23.36	19.43	48.84
Average	$10.34	$22.23	$19.38	$55.09

Baird also calculated the implied equity value per share in the “High” column in the above table to exclude the transaction multiples of Terex Corporation’s acquisition of A.S.V. Inc. Excluding these multiples, the implied per share equity values of EBITDA, EBIT and Net Income are $26.79, $29.47 and $23.33, respectively, resulting in an average implied per share equity value for the “High” column of $26.53. Baird compared the implied per share equity values in the above analysis with the $30.00 per Share implied in the Transaction in concluding that the Consideration was fair to holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock from a financial point of view.

Discounted Cash Flow Analysis. Baird performed a discounted cash flow analysis utilizing the Company’s projected unlevered free cash flows (defined as net income excluding after-tax net interest, plus depreciation and amortization, less capital expenditures and increases in net working capital, plus/minus changes in other operating and investing cash flows) from 2008 to 2013, as provided by the Company’s management. In such analysis, Baird calculated the present values of the unlevered free cash flows from 2008 to 2013 by discounting such amounts at rates ranging from 12% to 14%. Baird calculated the present values of the free cash flows beyond 2013 by assuming terminal values ranging from 7.1x to 8.5x year 2013 EBITDA and based on implied unlevered free cash flow growth rates ranging from 3.0% to 6.3% and discounting the resulting terminal values at rates ranging from 12% to 14%. The summation of the present values of the unlevered free cash flows and the present values of the terminal values produced equity values ranging from $24.69 to $32.72 per Share with an average of $28.57 per Share and a median of $28.54 per Share. Baird compared these implied per share equity values with the $30.00 per Share implied in the Transaction in concluding that the Consideration was fair to holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock from a financial point of view.

Valuation Summary. A summary of the valuation statistics from the analyses presented above is provided in the table below.

SUMMARY EQUITY VALUATION PER SHARE

	Implied Equity Value Per Share
	Low	Average	Median	High
Selected Company Analysis	$3.96	$9.75	$9.81	$14.10
Selected Transaction Analysis	10.34	22.23	19.38	55.09
Discounted Cash Flow Analysis	24.69	28.57	28.54	32.72
Average	$12.99	$20.18	$19.24	$33.97

Baird also calculated the implied equity value per share in the “High” column of the Selected Transaction Analysis in the above table to exclude the transaction multiples of Terex Corporation’s acquisition of A.S.V. Inc. Excluding these multiples, the implied per share equity value for the “High” column of the Selected Transaction Analysis was reduced from $55.09 to $26.53 and the average implied per share equity value for the “High” column was reduced from $33.97 to $24.45.

The foregoing summary does not purport to be a complete description of the analyses performed by Baird or its presentations to the Company Board. The preparation of financial analyses and a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Baird believes that its analyses (and the summary set forth above) must be considered as a whole and that selecting portions of such analyses and factors considered by Baird, without considering all of such analyses and factors, could create an incomplete view of the processes and judgments underlying the analyses performed and conclusions reached by Baird and of its opinion. Baird did not attempt to assign specific weights to particular analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Any estimates contained in Baird’s analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, Baird does not assume responsibility for their accuracy. None of the public companies used in the comparable company analysis described above are identical to the Company, and none of the precedent merger and acquisition transactions used in the precedent transactions analysis described above are identical to the Transaction. Such analyses involve complex considerations and judgments.

(e)	Independent Appraisals.

In accordance with Wisconsin Administrative Code Section 6.05, governing certain going private transactions in Wisconsin, including the presumption of fairness contained in the regulation, Duff & Phelps, LLC and Emory & Co., LLC have each provided independent appraisals as to the value of the Company.

Appraisal Opinion of Emory & Co., LLC

The Company Board has asked Emory & Co., LLC (“Emory”) to recommend the compensation for the Shares (as used in this section, the “Opinion”). This is being done to satisfying the condition of Section DFI-Sec 6.05(1)(a)1a of the regulations of the Wisconsin Department of Financial Institutions in connection with a proposed going private transaction (as used in this section, the “Transaction”).

As used in this Opinion, the term “fair value” means the value of the Shares, excluding any appreciation or depreciation in anticipation of the Proposed Transaction, with no minority discount or lack of marketability discount; it is intended to reflect the value of a shareholder’s proportionate interest in the Company without any such discounts.

Emory is a business valuation and merger & acquisition advisory firm that is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, employee stock ownership plans, estate planning, corporate and other purposes. Emory does not beneficially own, nor has it ever beneficially owned, any interest in the Company.

The following is a brief summary and general description of the valuation methodologies used by Emory. The summary set forth below does not purport to be a complete statement of the analyses and procedures applied, the judgments made or the conclusion reached by Emory. The determination of a fair value is a complex process and is not necessarily susceptible to partial analysis or summary description. Accordingly, Emory believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by Emory, without considering all analyses and factors, could create an incomplete view of the processes underlying Emory’s opinions.

Emory’s Opinion is intended for the use and benefit of the Company Board in connection with, and for the purpose of, its consideration of the Transaction. The Opinion is directed only to the recommended compensation for the proposed Transaction from a financial point of view to the holders of Shares, and does not address the merits of the underlying decision by the Company Board to engage in the Transaction, and does not constitute a recommendation to any shareholder as to how that shareholder should vote with respect to the Transaction.

In arriving at its opinion, Emory, among other things:

1.	reviewed the Company’s most recent Form 10-K and Form 10-Q filed with the U.S. Securities and Exchange Commission;

2.	reviewed the Company’s audited financial statements for the five years ended December 31, 2007;

3.	reviewed unaudited interim financial statements, which the Company’s management has identified as being the most current financial statements available;

4.	reviewed certain operating and financial information provided to Emory by management relating to the Company’s business and prospects;

5.	reviewed research analyst reports on the Company by Robert W. Baird & Co., Incorporated, Sidoti & Company, LLC, and BMO Capital Markets Corp.;

6.	interviewed certain members of the Company’s senior management to discuss its operations, historical financial statements, and future prospects;

7.	toured the Company’s corporate offices in West Bend, Wisconsin, and its manufacturing facilities in Yankton and Madison, South Dakota;

8.	reviewed certain publicly available filings, financial data, stock market performance data, and dividend policies regarding the Company;

9.	reviewed publicly available financial data and stock market performance data of publicly traded companies Emory considered somewhat similar to the Company;

10.	reviewed publicly available prices and premiums paid in transactions Emory considered somewhat similar to the Transaction; and

11.	conducted such other studies, analyses, inquiries, and investigations, as Emory deemed appropriate for purposes of its Opinion.

In providing its opinion, Emory relied upon and assumed, without independent verification, the accuracy and completeness of all financial information that was available to it from public sources and all the financial and other information provided to it by the Company or its representatives. Emory further relied upon the assurances of the Company’s management that they were unaware of any facts that would make the information the Company or its representatives provided incomplete or misleading. Emory assumed the projected financial results were reasonably prepared on bases reflecting the best currently available estimates and judgment of the Company’s management. Emory did not express an opinion or any other form of assurance as to the reasonableness of the underlying assumptions. Emory did not solicit any third party indications of interest for the acquisition of all or any part of the Company. Emory did not advise the Company Board on alternatives to the Transaction, nor did it review any merger agreement, offer to purchase, recommendation statement, proxy statement, or similar documents that have been or may be prepared for use in connection with the Transaction. Emory’s opinion is necessarily based on economic, market, financial and other conditions as they exist and can be evaluated by it as of the date of its letter. Emory did not perform or obtain an independent appraisal of any of the Company’s assets or liabilities. Emory did not conduct or provide environmental liability assessments of any kind, so its opinion does not reflect any actual or contingent environmental liabilities. Emory provides no legal, accounting, or tax advice.

The following is a summary of valuation methodologies and analyses performed by Emory:

Acquisition Premium Analysis

Emory performed an acquisition premium analysis by examining the Company’s minority market price and then adding an acquisition premium, also known as a premium for control.

The Company’s common stock trades on the NASDAQ Global Select Market and its closing price on September 5, 2008 was $13.66 per Share. As part of our analysis, we examined the historical trading prices and volumes of the Company’s common stock. For the twelve months through September 5, 2008, the high and low prices were $23.92 and $11.17 per Share, respectively, and the average daily volume was 98,359 Shares.

Emory made quantitative and qualitative comparisons of the Company’s financial, operational and economic information, both historical and projected, with similar information for publicly traded companies. Emory selected publicly traded companies on the basis of operational and economic similarity with the Company. Financial multiples for the Company and the guideline companies were calculated based on closing stock prices. This analysis was related to the general market for securities as of September 5, 2008. Emory selected the following eight companies for its guideline public company analysis:

• Caterpillar Inc.	• Alamo Group Inc.
• CNH Global N.V.	• Terex Corporation
• Oshkosh Corporation	• Deere & Company
• Astec Industries, Inc.	• Komatsu Ltd.

Based on a comparison with publicly traded guideline companies, the Company’s multiples and ratios appear to be within a reasonable range with the guideline companies. The Shares are actively traded and provides an indication of the stock’s minority market value.

Emory studied acquisition premiums seen in the public marketplace. According to data published in the 2008 Mergerstat Review, the mean premium offered for the 477 acquisition of control transactions reviewed during 2007 was 31.6%, and the mean premium for the 148 acquisitions between $100.0 million and $499.9 million was 24.5%. These premiums appear to be in line with premiums from previous years. Also according to the 2008 Mergerstat Review data, the average premium for 189 acquisition transactions involving companies in the Industrial & Farm Equipment & Machinery Industry during 2007 was 22.0%. For the two public company transactions Emory used in its comparable transaction analysis, the premiums were 34.4% and 47.9%. Taking all of the above factors into consideration and based on our experience, Emory’s opinion is that a premium of 35% would be appropriate to apply to the Company’s minority market value on September 5, 2008.

Using the acquisition premium analysis, Emory determined an equity value of $226,000,000.

Comparable Transaction Analysis

Emory performed a comparable transaction analysis by examining six merger and acquisition transactions of companies in lines of business reasonably similar to the Company. Emory reviewed financial information concerning these transactions, including latest twelve months ratios of enterprise value to sales, enterprise value to EBITDA, price to net income, and price to book value, among other information.

Using the comparable transaction analysis, Emory determined an equity value of $300,000,000.

Discounted Cash Flow Analysis

Emory performed a discounted cash flow analysis which is a traditional valuation methodology used to derive a value of an asset by calculating the present value of estimated future cash flows of the asset.

Emory calculated the implied present value of the Company’s debt-free cash flow through the year 2013 and the implied present value of the terminal value as of the end of the year 2013 by applying a terminal year EBITDA multiple. Emory then added the present value of the debt-free cash flows to the present value of the terminal value, subtracted debt and added cash to arrive at the value of the Company’s equity. In performing this calculation, Emory assumed a capital structure of 40% debt and 60% equity, a weighted-average cost of capital of 12.9%, a terminal EBITDA multiple of 6.5 times, and used financial estimates provided by management through the year 2013. The Company is projecting relatively low amounts of free cash flow during the next several years due to capital expenditures associated with building a new plant and working capital increases due to the Company’s projected growth.

Using the discounted cash flow analysis, Emory determined an equity value of $228,000,000.

Leveraged Buyout Analysis

Emory performed a leveraged buyout analysis to determine the amount that a financial buyer could theoretically afford to pay for the Company if the purchase were financed with 35% equity, 65% debt, and a reasonable rate of return on the equity was assumed. This model also uses financial estimates provided by management through the year 2013 and assumes the Company is sold at the end of 2013.

Using the leveraged buyout analysis, Emory determined an equity value of $220,000,000.

Fees and Expenses

Pursuant to a letter agreement dated August 12, 2008, the Company has agreed to pay Emory a fee of $60,000, plus Emory’s out-of-pocket expenses for Emory’s services. The Company has further agreed to indemnify Emory against certain liabilities and expenses in connection with the rendering of its services.

Summary and Opinion

Emory determined equity values based on the following methods:

Acquisition Premium Analysis	$226,000,000
Comparable Transaction Analysis	$300,000,000
Discounted Cash Flow Analysis	$228,000,000
Leveraged Buyout Analysis	$220,000,000
Opinion of Fair Value	$245,000,000

The $245,000,000 is equivalent to a fair value of $19.79 per Share for 100% of the outstanding Shares, based on fully-diluted Shares outstanding. This is a 45% premium to the publicly traded closing price on September 5, 2008 of $13.66 per share.

Based on the above discussion and its experience, as of September 5, 2008, Emory & Co., LLC recommended compensation equal to the fair value of $19.79 per Share for the Shares.

Appraisal Opinion of Duff & Phelps, LLC

The Company engaged Duff & Phelps, LLC (“Duff & Phelps”) as an independent financial advisor to render an opinion to the Company Board as to the fair value of the common stock of the Company for the purpose of complying with the requirements of section DFI-Sec 6.05 of the regulations of the Wisconsin Department of Financial Institutions in connection with the proposed Offer and Merger (referred to in this section as the “Transaction”). As used in the Duff & Phelps opinion, the term “fair value” means the value of the Shares, excluding any appreciation or depreciation in anticipation of the Transaction, with no minority discount or lack-of-marketability discount; it is intended to reflect the value of a shareholder’s proportionate interest in the Company without any such discounts. The Company selected Duff & Phelps because Duff & Phelps is a leading independent financial advisory firm, offering a broad range of valuation, investment banking, and consulting services, including fairness and solvency opinions, mergers and acquisitions advisory, mergers and acquisitions due diligence services, financial reporting and tax valuation services, fixed asset and real estate consulting, ESOP and ERISA advisory services, legal business solutions, and dispute consulting. Duff & Phelps is regularly engaged in the valuation of businesses and securities and the preparation of transaction opinions in connection with mergers, acquisitions and other strategic transactions. Duff & Phelps has substantial experience in providing opinions in connection with transactions similar to the Transaction.

On September 7, 2008, Duff & Phelps rendered its oral opinion to the Company Board, which was subsequently confirmed in a written opinion, dated the same date, that, subject to the limitations, exceptions, assumptions and qualifications set forth therein, as of September 7, 2008, Duff & Phelps is of the opinion that the fair value of the common stock of the Company is $17.65 per Share.

The full text of the written opinion of Duff & Phelps, which sets forth, among other things, assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in rendering the opinion, is attached as Annex D to this Schedule 14D-9. Shareholders are urged to read the opinion carefully and in its entirety.

The Duff & Phelps opinion is directed to the Company Board and addresses only the fair value of the common stock of the Company. The Duff & Phelps opinion is not a recommendation as to how the Company Board, any shareholder, or any other person or entity should vote or act with respect to any matters relating to the Transaction. Further, the Duff & Phelps opinion does not in any manner address the Company’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to any alternative business transaction or strategy. The decision as to whether to proceed with the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Duff & Phelps opinion is based.

The following is a summary of the material analyses performed by Duff & Phelps in connection with rendering its opinion. Duff & Phelps noted that the basis and methodology for the opinion have been designed specifically for this purpose and may not translate to any other purposes. While this summary describes the analysis and factors that Duff & Phelps deemed material in its presentation and opinion to the Company Board, it does not purport to be a comprehensive description of all analyses and factors considered by Duff & Phelps. The opinion is based on the comprehensive consideration of the various analyses performed. This summary is qualified by reference to the full text of the opinion.

In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any particular analysis or factor it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Several analytical methodologies were employed by Duff & Phelps in its analyses, and no one single method of analysis should be regarded as critical to the overall conclusion reached by Duff & Phelps. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses, or selecting portions of the factors it considered, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps, therefore, is based on the application of Duff & Phelps’ own experience and judgment to all analyses and factors considered by Duff & Phelps, taken as a whole.

In connection with preparing its opinion, Duff & Phelps made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances, including but not limited to, the following:

•	Discussed the operations, financial condition, future prospects, and projected performance of the Company with the Company’s management;

•	Reviewed certain audited financial statements and other business and financial information of the Company;

•

Reviewed certain internal financial statements and other financial and operating data concerning the Company, which the Company has respectively identified as being the most current financial statements available;

•	Reviewed certain financial forecasts prepared by the Company’s management;

•	Reviewed the historical trading price and trading volume of the Shares, and publicly traded securities of certain other companies that it deemed relevant;

•	Compared the financial performance of the Company with the performance of certain other publicly traded companies that it deemed relevant; and

•	Conducted such other analyses as it deemed appropriate and considered such other factors as it deemed relevant.

In its review and analysis, and in arriving at its opinion, Duff & Phelps, with the Company’s consent:

•

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the Company’s management, and did not independently verify such information; and

•

Assumed, the Company’s management having so advised, that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps by or on behalf of the Company were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same.

In its analysis and in connection with the preparation of its opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. To the extent that any of the foregoing assumptions or any of the facts on which the opinion is based prove to be untrue in any material respect, Duff and Phelps has advised the Company Board that the Duff & Phelps opinion cannot and should not be relied upon.

Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). The Duff & Phelps opinion should not be construed as a fairness opinion, credit rating, solvency opinion, an analysis of the Company’s creditworthiness, as tax advice, or as accounting advice. In addition, Duff & Phelps is not expressing any opinion as to the value of the common stock of the Company after announcement of the Transaction. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

The basis and methodology for Duff & Phelps’ opinion were designed specifically for the express purposes of the Company Board and may not translate to any other purposes. The Duff & Phelps opinion (a) does not address the merits of the underlying business decision to enter into the Transaction versus any alternative strategy or transaction; and (b) is not a recommendation as to how the Company Board, any shareholder, or any other person or entity should vote or act with respect to any matters relating to the Transaction, or whether to proceed with the Transaction or any related transaction. The decision as to whether to proceed with the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the opinion is based. The opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Duff & Phelps prepared its opinion effective as of September 7, 2008. The Duff & Phelps opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date thereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion which may come or be brought to the attention of Duff & Phelps after the date thereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting its opinion after the date thereof and prior to the completion of the Transaction, Duff & Phelps reserves the right to change, modify or withdraw its opinion.

Summary of Financial Analyses by Duff & Phelps

The following is a summary of the material financial analyses used by Duff & Phelps in connection with providing its opinion to the Company Board. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Duff & Phelps, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Rather, the analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Duff & Phelps’ opinion.

Discounted Cash Flow Analysis

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Duff & Phelps performed a discounted cash flow analysis by adding (1) the present value of projected “free cash flows” for the Company for the fiscal years 2008 through 2017 to (2) the present value of the “terminal value” for the Company as of 2017. “Free cash flow” is defined as cash that is available to either reinvest or to distribute to securityholders and “terminal value” refers to the value of all future cash flows from an asset at a particular point in time. The projected free cash flows that Duff & Phelps used in its analysis were based on financial forecasts and estimates prepared by the management of the Company. Duff & Phelps calculated a terminal value for the Company by capitalizing the expected cash flows after the projection period based on long-term expected annual growth rate of 3.0%. Duff & Phelps discounted the projected free cash flows and the terminal value for the Company by rates ranging from 10.75% to 11.75%.

Duff & Phelps used projections for the Company’s revenues and earnings before interest, taxes, depreciation, and amortization (“EBITDA”) for the fiscal years ending December 31, 2008 to 2017 in its discounted cash flow analysis. EBITDA is not a presentation made in accordance with generally accepted accounting principles in the United States of America. Duff & Phelps used EBITDA because Duff & Phelps believes EBITDA is a measure that is generally accepted by the financial community in the valuation of securities.

The discounted cash flow analysis indicated a range of enterprise values for the Company of $240 million to $280 million, excluding excess working capital as of June 30, 2008.

Selected Public Company Analysis

Duff & Phelps compared certain financial information of the Company to corresponding data and ratios from the following twelve publicly traded construction and agricultural equipment manufacturers: Bell Equipment Ltd., Cascade Corp., Caterpillar Inc., CNH Global NV, Deere & Co., Doosan Infracore Co. Ltd., Hitachi Construction Machinery Co. Ltd., Kubota Corp., Manitou BF S.A., Oshkosh Corporation, Terex Corp., and Wacker Construction Equipment AG. Duff & Phelps used publicly available historical financial data and consensus equity analyst estimates as reported by Reuters. This analysis produced valuation multiples of selected financial metrics which Duff & Phelps utilized to estimate the enterprise value of the Company.

Duff & Phelps analyzed the latest twelve months (“LTM”) and projected fiscal-year 2008 and 2009 EBITDA for each of the publicly traded companies (where information was available). Duff & Phelps also analyzed the LTM and projected fiscal-year 2008 and 2009 revenues for each of the publicly traded companies (where information was available). Duff & Phelps then analyzed the peer group’s trading multiples of enterprise value to their respective LTM and projected EBITDA and revenue figures. The table below reflects the observed trading multiples and the historical and projected financial performance, on an aggregate basis, of the peer group.

	EV / LTM EBITDA	EV / 2009E EBITDA	EV / LTM Revenue	EBITDA Growth			EBITDA Margin
				LTM	2008E	2009E	LTM	2008E	2009E
Minimum	3.9x	4.2x	0.46x	-1.6%	-39.6%	-3.5%	10.2%	10.1%	9.8%
Maximum	10.1x	11.4x	1.82x	29.6%	35.1%	16.1%	19.0%	15.1%	15.7%

Mean	6.7x	6.8x	0.94x	16.4%	2.2%	5.2%	13.7%	12.5%	12.7%
Median	6.9x	6.3x	0.72x	17.8%	-1.0%	6.1%	13.8%	12.6%	12.0%

Note: Financial data as of September 2, 2008.

Source: Bloomberg, Capital IQ, Reuters, company filings.

None of the public companies utilized in the foregoing analysis are, of course, identical to the Company. Accordingly, a complete valuation analysis cannot be limited to a quantitative review of the selected companies and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of the Company.

Selected M&A Transactions Analysis

Duff & Phelps compared the Company to target companies involved in merger and acquisition transactions. Duff & Phelps selected seventeen transactions for purposes of its analysis, as shown in the table below. The selected M&A transactions exhibited enterprise value to revenue multiples ranging from 0.23x to 2.41x with a median of 1.29x and enterprise value to EBITDA multiples ranging 4.1x to 24.0x with a median of 10.7x.

Date Announced	Acquirer Name	Target Name
7/22/2008	Segulah Advisor AB	Gunnebo Industrier AB
1/13/2008	Terex Corp.	A.S.V. Inc.
7/29/2007	Doosan Infracore Co. Ltd.	Bobcat Company
7/27/2007	Volvo Construction Equipment Corporation	Ingersoll-Rand Co., Ltd., Road Development Division
7/24/2007	OAO Rostselmash	Buhler Industries Inc.
5/15/2007	H&E Equipment Services Inc.	J.W. Burress, Inc.
3/30/2007	Wacker Construction Equipment AG	Neuson Kramer Baumaschinen AG
2/5/2007	Atlas Copco Group	Dynapac AB
12/21/2006	Odyssey Investment Partners, LLC	Wastequip, Inc.
11/5/2006	Goldman Sachs Group & KKR	Kion Group GmbH
10/19/2006	Manitex International, Inc.	Liftking Industries, Inc.
10/15/2006	Oshkosh Corporation	JLG Industries Inc.
9/27/2006	Volvo Construction Equipment Corporation	Shandong Lingong Construction Machinery Co., Ltd.
7/27/2006	KBC Private Equity NV	TATRA, a.s.
2/17/2006	Cardo AB	Grupo Combursa
2/14/2006	Lavendon Group Plc	Panther Work Platforms Limited
6/27/2005	Sentinel Capital Partners, L.L.C.	Madill Equipment

Source: Capital IQ, SEC filings, and company press releases.

Summary of Selected Public Company / M&A Transaction Analyses

In order to estimate a range of enterprise values for the Company, Duff & Phelps selected valuation multiples of various financial metrics of the Company based on the historical and projected financial performance of the Company as compared to the selected public companies and the target companies in the M&A transactions. Duff & Phelps performed its valuation analysis using the selected public companies and the selected M&A transactions under the “fair value” standard set forth in the Duff & Phelps opinion. In its selection of multiples, Duff & Phelps also took into consideration (i) that public company stock prices reflect minority interest values, and (ii) that M&A Transaction prices may include additional premiums for synergies and other factors specific to each transaction. Duff & Phelps selected valuation multiples of 7.0x to 8.0x LTM EBITDA, 6.5x to 7.5x projected fiscal year 2009 EBITDA, and 0.55x to 0.65x LTM net sales.

Summary of Analyses

The range of enterprise values for the Company that Duff & Phelps derived from its discounted cash flow analysis was $240 million to $280 million, and the range of enterprise values that Duff & Phelps derived from its selected public company / M&A transaction analysis was $230 million to $270 million, resulting in a concluded enterprise value range of $235 million to $275 million. The equity value range of $195 million to $233 million was calculated from enterprise value by subtracting debt as of June 30, 2008, adding cash as of June 30, 2008, adding excess working capital as of June 30, 2008, and subtracting the dilutive value of management options and stock appreciation rights outstanding. Based on the foregoing analysis, Duff & Phelps estimates the fair value per Share to range from $16.05 to $19.20, with a concluded mid-point value of $17.65. Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of September 7, 2008, the fair value of the common stock of the Company is $17.65 per Share.

Duff & Phelps’ opinion and financial analyses were only one of the many factors considered by the Company Board in its evaluation of the Transaction and should not be viewed as determinative of the views of the Company Board.

Fees and Expenses

The Duff & Phelps engagement letter with the Company, dated August 13, 2008, provides that, for its services, Duff & Phelps is entitled to receive a fee of $100,000, due and payable as follows: $50,000 non-refundable retainer upon execution of the engagement letter and $50,000 upon Duff & Phelps informing the Company that it is prepared to deliver its opinion. The engagement letter also provides that Duff & Phelps will be paid additional fees at its standard hourly rates for any time incurred should Duff & Phelps be called upon to support its findings subsequent to the delivery of the opinion, or to assist in the preparation or review of relevant sections of documents associated with the Transaction. In addition, the Company has agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses and to indemnify Duff & Phelps and certain related persons against liabilities arising out of Duff & Phelps’ service as a financial advisor to the Company Board.

Other than the preparation of the opinion in connection with this Transaction, during the two years preceding the date of such opinion, Duff & Phelps has not had any material relationship with any party to the Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated. Duff & Phelps may provide valuation and financial advisory services to us or the Company Board (or any committee thereof) in the future.

(f)	Intent to Tender.

After reasonable inquiry and to the knowledge of the Company, each executive officer, board member, director, affiliate and subsidiary of the Company currently intends to tender all Shares held of record or beneficially owned by such person pursuant to the Offer, other than (a) restricted Shares which are not vested and (b) Shares such person has the right to purchase by exercising stock options, subject to applicable personal considerations (including tax planning) and securities laws, including Section 16(b) of the Exchange Act. Other than the individuals described in the prior sentence, to the knowledge of the Company, no affiliate of the Company currently intends to tender Shares held of record or beneficially owned by such person pursuant to the Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to the terms of an engagement letter, dated as of September 7, 2008, the Company engaged Robert W. Baird & Co. to act as its financial advisor in connection with various possible transactions, including transactions contemplated by the Merger Agreement (a “Business Combination”). As part of its role as financial advisor, Robert W. Baird & Co. delivered a fairness opinion to the Company Board for which it will be paid a fee of $1.0 million. In addition, pursuant to the engagement letter, Robert W. Baird & Co. will receive from the Company a fee, contingent upon the closing of a Business Combination, equal to $3.8 million. The Company has also agreed to reimburse Robert W. Baird & Co. for reasonable out-of-pocket expenses, including, without limitation, the reasonable fees and disbursements of its outside legal counsel, and to indemnify Robert W. Baird & Co. and related parties against certain liabilities, including liabilities under the federal securities laws arising out of Robert W. Baird & Co.’s engagement.

Pursuant to the terms of an engagement letter, dated as of August 13, 2008, the Company engaged Duff & Phelps, LLC to act as an independent appraiser as to the value of the Company for the purposes of qualifying for the presumption of fairness under Wisconsin Administrative Code Section DFI-Sec 6.05 (the “Wisconsin Going Private Rule”). See Item 4(e). The Duff & Phelps, LLC engagement letter with the Company provides that, for its services, Duff & Phelps, LLC is entitled to receive a fee of $100,000, due and payable as follows: $50,000 non-refundable retainer upon execution of the engagement letter and $50,000 upon Duff & Phelps, LLC informing the Company that it is prepared to deliver its opinion. The engagement letter also provides that Duff & Phelps, LLC will be paid additional fees at its standard hourly rates for any time incurred should Duff & Phelps, LLC be called upon to support its findings subsequent to the delivery of the opinion, or to assist in the preparation or review of relevant sections of documents associated with the Offer and/or the Merger. In addition, the Company has agreed to reimburse Duff & Phelps, LLC for its reasonable out-of-pocket expenses and to indemnify Duff & Phelps, LLC and certain related persons against liabilities arising out of Duff & Phelps, LLC’s service as an independent appraiser.

Pursuant to the terms of an engagement letter, dated as of August 12, 2008, the Company engaged Emory & Co., LLC to act as an independent appraiser as to the value of the Company for the purposes of qualifying for the presumption of fairness under Wisconsin Going Private Rule. See Item 4(e). The Emory & Co., LLC engagement letter with the Company provides that, for its services, Emory & Co., LLC is entitled to receive a fee of $60,000, due and payable as follows: $20,000 non-refundable retainer upon execution of the engagement letter and $40,000 upon Emory & Co., LLC delivering its opinion. In addition, the Company has agreed to reimburse Emory & Co., LLC for its reasonable out-of-pocket expenses and to indemnify Emory & Co, LLC and certain related persons against liabilities arising out of Emory & Co., LLC’s service as an independent appraiser.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person or class of persons to make solicitations or recommendations on its behalf concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth below, no transaction in Shares has been effected during the past 60 days by the Company or any subsidiary of the Company, or to the knowledge of the Company, by an executive officer, director or affiliate of the Company.

Pursuant to regular payroll deduction contributions to the Company’s 401(k) Savings Plan, James J. Monnat acquired 203 net Shares in July 2008 and 136 net Shares in August 2008, all at then applicable market prices.

Item 7.	Purpose of the Transaction and Plans or Proposals.

Except as set forth herein, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (3) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth herein, there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

Schedule 13E-3. The Company will file with the Securities and Exchange Commission a Transaction Statement on Schedule 13E-3 with respect to the Offer and the Merger, which may be amended from time to time to report any material changes in the information set forth in the most recent Schedule 13E-3 filed.

Shareholder Rights Plan. On September 7, 2008, the Company entered into an Amendment to its Rights Agreement, dated as of May 25, 2007, between the Company and American Stock Transfer & Trust Company, as rights agent, in connection with the transactions contemplated by the Merger Agreement. The Amendment excludes the Offer, the Merger and the other transactions contemplated by the Merger Agreement, or any announcement related thereto, from the provisions of the Shareholder Rights Plan.

Shareholder Agreement. On September 7, 2008, the Company released Parent and Purchaser from the restrictions set forth in the Shareholder Agreement to the extent that the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby including the Offer and the Merger, will not cause any violation of the Shareholder Agreement.

Purchaser’s Designation of Persons to be Elected to the Company Board. The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to a majority of the seats on the Company Board other than at a meeting of the Company’s shareholders.

State Takeover Laws.

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Wisconsin Business Corporation Law.

The Company is incorporated under the laws of the State of Wisconsin. The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company has not determined whether any of these state takeover laws and regulations will by their terms apply to the Offer or the Merger, other than the Wisconsin takeover statutes and regulations discussed below, and the Company has not presently sought to comply with any state takeover statute or regulation, other than the Wisconsin takeover statutes and regulations discussed below. The Company reserves the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer or the Merger, and neither anything in this Schedule 14D-9 nor any action taken in connection herewith is intended as a waiver of such right. In the event it is established that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer or the Merger, the Company and/or Purchaser might be required to file certain information with, or to receive approval from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer. In addition, Purchaser has informed the Company that if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser has informed the Company that Purchaser may not be obligated to accept for payment any Shares tendered.

A number of takeover provisions of the WBCL apply only to “resident domestic corporations.” A resident domestic corporation is defined as a Wisconsin corporation that as of a relevant date satisfies any of the following four tests:

1.	Its principal offices are located in the State of Wisconsin.

2.	It has significant business operations located in the State of Wisconsin.

3.	More than 10 percent of the holders of record of its shares are residents of the State of Wisconsin.

4.	More than 10 percent of its shares are held of record by residents of the State of Wisconsin.

For purposes of determining each of item 3 and 4, the relevant date is the most recent record date of the corporation before the date the person becomes an “interested stockholder” (as defined in the WBCL). The Company has advised Parent and Purchaser that the Company may satisfy the requirements to be a “resident domestic corporation.” As a result, the provisions of the WBCL described below may apply to the Offer and the Merger.

Sections 180.1140 to 180.1144 of the WBCL (the “Wisconsin Business Combination Statute”) regulate a broad range of “business combinations” between a “resident domestic corporation” and an “interested stockholder.” The Wisconsin Business Combination Statute defines a “business combination” to include a merger or share exchange with an interested stockholder or a corporation which is, or after such merger or share exchange would be, an affiliate or associate of an interested stockholder, or the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5 percent of the aggregate market value of the stock or assets of the company or 10 percent of its earning power or income, or issuance of stock or rights to purchase stock with a market value equal to at least 5 percent of the aggregate market value of all of the outstanding stock, adoption of a plan of liquidation and certain other transactions, all involving an interested stockholder or an affiliate or associate of an interested stockholder. An “interested stockholder” is generally defined as a person who beneficially owns 10 percent of the voting power of the outstanding voting stock of a resident domestic corporation. The Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors of the corporation approved the business combination or the acquisition of stock that resulted in a person becoming an interested stockholder before such acquisition. Business combinations after the three-year period following the stock acquisition date are permitted only if (i) the board of directors approved the acquisition of the stock prior to the date on which the interested stockholder became such; (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder; (iii) the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount; or (iv) the business combination is of a type excluded from the Wisconsin Business Combination Statute.

The Company Board approved Parent’s previous acquisition of Shares in connection with entering into the Shareholder Agreement pursuant to which Parent became an interested stockholder of the Company and Purchaser’s acquisition of Shares in the Offer in connection with entering into the Merger Agreement and, therefore, the Wisconsin Business Combination Statute will not apply to the Merger.

Sections 180.1130 to 180.1132 of the WBCL provide that “business combinations” involving a resident domestic corporation that has a class of voting stock registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act and a “significant shareholder” or an affiliate of a significant shareholder are subject to a supermajority vote of shareholders (the “Wisconsin Fair Price Statute”), in addition to any approval otherwise required. The Wisconsin Fair Price Statute defines a “business combination” to include a merger or share exchange (except for certain mergers or share exchanges, including a subsidiary merger without shareholder approval pursuant to Section 180.1104 or Section 180.11045 of the WBCL) with a significant shareholder or a corporation which is, or after such merger or share exchange would be, an affiliate or associate of a significant shareholder or the sale, lease, exchange or other disposition involving all or substantially all of the property and assets of a corporation to a significant shareholder or an affiliate of a significant shareholder. A “significant shareholder” is generally defined as a person who beneficially owns 10 percent or more of the voting power of the outstanding voting shares of a resident domestic corporation. Business combinations subject to the Wisconsin Fair Price Statute must be approved by 80 percent of the voting power of the corporation’s stock and at least two-thirds of the voting power of the corporation’s stock not beneficially owned by the significant shareholder who is party to the business combination or an affiliate or associate of a significant shareholder who is a party to the business combination, in each case, voting together as a single group. The supermajority voting provisions do not apply if the following fair price standards have been met: (1) the aggregate value of the per share consideration to be received by shareholders in the business combination is equal to the highest of (A) the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination, whichever is higher; (B) the market value of the corporation’s shares on the date of commencement of any tender offer initiated by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher or (C) the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and (2) either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares previously acquired by it, is offered.

The highest price paid for any Shares by Parent in the transaction in which it became a significant shareholder was $13.73 per Share (on a post-August 2005 split adjusted basis). The highest price paid by Parent for Shares within two years before the date of the Merger was $27.35 per Share. The “market value” (as defined in the WBCL) of the Shares on September 8, 2008 (determined by reference to the highest closing price during the 30-day period immediately preceding the date on which the “market value” is to be determined), the date of commencement of the Offer and the date of the first public announcement of the Offer and the Merger, was $15.62 per Share. The “market value” of the Shares on July 22, 2004, the date on which Parent became a significant shareholder of the Company, was $13.73 (on a post-August 2005 split adjusted basis). Since the Offer Price and the Merger Consideration to be paid for each Share in the Merger is equal to $30.00 per Share in cash, and $27.35 per Share is equal to the highest of the comparison prices enumerated in the Wisconsin Fair Price Statute, the fair price standards have been met. Accordingly, the restrictions contained in such statute are not applicable to the Merger.

Under Section 180.1150 of the WBCL (the “Wisconsin Control Share Statute”), unless the articles of incorporation otherwise provide, or the board of directors of the corporation otherwise specifies, the voting power of shares, including shares issuable upon conversion of convertible securities or exercise of options or warrants, of a resident domestic corporation held by any person or persons acting as a group in excess of 20 percent of the voting power in the election of directors is limited to 10 percent of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, shares acquired in certain specified transactions, or shares which have had their full voting power restored by the vote of a majority of the shareholders of the corporation.

The Company has represented to Parent and Purchaser in the Merger Agreement that the Company Board has specified that at and after the Purchase Time the provisions of the Wisconsin Control Share Statute will not apply to any of the outstanding Shares, including any Shares held by Parent, Purchaser or any other affiliate of Parent.

Chapter 552 of the Wisconsin Statutes (the “Wisconsin Corporate Take-Over Law”) regulates a broad range of “take-over offers,” making it unlawful to make a take-over offer involving a “target company” in Wisconsin or to acquire any equity securities of such “target company” pursuant to the take-over offer unless a registration statement has been filed with the Wisconsin Division of Securities 10 days prior to the commencement of the takeover offer, or such takeover offer is exempted. A “target company,” as defined in the Wisconsin Corporate Take-Over Law, means a corporation (a) which is organized under the laws of Wisconsin or which has its principal office in Wisconsin, (b) that has substantial assets located in Wisconsin, (c) whose equity securities are registered under Section 12 of the Exchange Act and (d) which either has (i) at least 100 record holders who are residents of Wisconsin or (ii) at least 5 percent of the corporation’s securities held by residents of Wisconsin.

The registration statement requirement does not apply to a target company if such company meets the requirements of none of the following: (a) the “target company” does not have any of its securities registered under Section 12 of the Exchange Act, (b) the “target company” has at least 51% of its securities held of record by residents of Wisconsin or (c) the “target company” (i) has at least 33% of its securities held of record by residents of Wisconsin and (ii) has its principal office in Wisconsin and its business or operations have a substantial economic effect in Wisconsin.

The Company has advised Parent and Purchaser that it may fall under the definition of “target company” and that the Wisconsin Corporate Take-Over Law will apply to the Offer and the Merger. However, the registration statement requirement is not applicable to the Company as the Company has represented to Parent and Purchaser in the Merger Agreement that the Company meets the requirement of none of the three items specified in the statute. Accordingly, a registration statement was not filed with the Wisconsin Division of Securities 10 days prior to commencement of the Offer.

The Wisconsin Administrative Code Section DFI-Sec 6.05 (the “Wisconsin Going Private Rule”) provides that an issuer, or any affiliated person of an issuer, is deemed to employ a “device, scheme or artifice” to defraud holders of securities, or to engage in an “act, practice or course of business which operates or would operate as a fraud or deceit” of the holders within the meaning of Section 551.41 of the Wisconsin Statutes, if the issuer or affiliated person enters into any transaction involving a purchase of any equity securities of the issuer, other than an arm’s-length purchase by a person not affiliated with the issuer, which transaction has, or may have, the effect of (i) causing a class of equity securities of the issuer to be subject to delisting from a national securities exchange registered under the Exchange Act or cease to be authorized to be quoted on the Nasdaq or (ii) causing a class of equity securities of the issuer to be eligible for termination of registration, or suspension of reporting requirements under the Exchange Act, unless the terms of the transaction, including compensation for the equity securities to be purchased, are fair to all holders of the securities. The Wisconsin Going Private Rule applies to any issuer whose equity securities of any class are registered under Section 12 of the Exchange Act, which has 100 or more record holders of the securities in the State of Wisconsin, and which number of record holders constitutes 20 percent or more of the total number of record holders of the securities on the date of the initial offer, notice or solicitation relating to the proposed transaction. The terms of the transaction are presumed to be fair if: (a)(i) the compensation is no less than that independently recommended by two qualified, independent appraisers, after reasonable investigation considering all relevant factors, and (ii) the corporation’s board of directors states that the compensation is fair to security holders and was determined in good faith, (b) the latest public offering of the securities occurred more than 10 years prior to the transaction, or the compensation is greater than the public offering price of such public offering of the securities, (c) more than 50% of the securities held by persons not affiliated with the company approve the transaction and (d) disclosure materials are distributed to all holders of the securities containing the disclosures meeting the requirements of Rule 13e-3 under the Exchange Act and Schedule 13E-3.

The Company has advised Parent and Purchaser that the Wisconsin Going Private Rule may apply to the Company. The terms of the Offer and the Merger should be presumed to be fair for purposes of the Wisconsin Going Private Rule because: (a)(i) the Offer Price and the Merger Consideration is no less than that independently recommended by Duff & Phelps, LLC and Emory & Co., LLC, two qualified, independent appraisers, after reasonable investigation considering all relevant factors, and (ii) the Company Board has unanimously (except for the recusal of Mr. Braud) determined that the Offer Price and the Merger Consideration is fair to, and in the best interests of, the shareholders of the Company and has made this determination in good faith, (b) the only public offering of the Shares in the past 10 years was on September 26, 2005, the public offering price of the Shares in that public offering was $28.12, and the Offer Price and the Merger Consideration are greater than such public offering price, (c) in order for the Minimum Tender Condition to be met, a non-waivable condition to the Offer and therefore the Merger, more than 50% of the Shares held by persons not affiliated with the Company will have to have been tendered pursuant to the Offer and (d) disclosure materials with respect to the Offer and the Merger were distributed to all holders of Shares containing the disclosures meeting the requirements of Rule 13e-3 under the Exchange Act and Schedule 13E-3. Under the Wisconsin Going Private Rule, Parent and Purchaser must file a copy of this Offer with the Wisconsin Division of Securities at least 20 days before the Purchase Time. The Wisconsin Division of Securities may disallow the transaction by order within 15 days of such filing upon a finding that the transaction constitutes a device, scheme or artifice to defraud or tends to operate as a fraud or deceit upon the holders of the securities, or would so operate.

Dissenters’ Rights

No dissenters’ rights are available in connection with the Offer. In addition, if the Shares continue to be quoted on the Nasdaq on the record date fixed for purposes of determining the holders of Shares entitled to receive notice of, and to vote at, a meeting to approve the Plan of Merger (or for purposes of determining whether the Merger may be consummated without a shareholder vote under Section 180.1104 of the WBCL), it is anticipated that holders of Shares will not have dissenters’ rights under 180.1302 of the WBCL in connection with the Merger.

In the event that dissenters’ rights do apply to the Merger, whether because the Shares no longer are quoted on the Nasdaq on such record date or otherwise, and the Merger is consummated, shareholders who have not tendered their Shares will have certain rights under the WBCL to dissent in any Shareholder vote on the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Shareholders who perfect such rights by complying with the procedures set forth in Sections 180.1301 to 180.1331 of the WBCL will be entitled to receive a cash payment equal to such fair value of their Shares (exclusive of any appreciation or depreciation in value in anticipation of the Merger) from the Surviving Corporation, as well as the payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. As a consequence, the value so determined in any appraisal proceeding could be the same, more or less than the Offer Price or the Merger Consideration.

Parent intends to cause the Surviving Corporation to argue, among other things, in any appraisal proceeding that, for purposes of such proceeding, the fair value of each Share is less than or equal to the consideration in the Merger. In this regard, the Company’s shareholders should be aware that the opinion of Baird and appraisals of Duff & Phelps, LLC and Emory & Co., LLC, included as Annexes A, B and C to this Schedule 14D-9 are not necessarily opinions as to “fair value” under Section 180.1301 of the WBCL. In accordance with Wisconsin Administrative Code Section DFI-Sec 6.05, copies of the opinion and appraisals will also be provided upon request by calling D.F. King & Co., Inc. at (212) 269-5550 (banks and brokers) or (800) 967-7921 (all others).

The foregoing summary of the rights of dissenting shareholders under the WBCL does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights under the WBCL. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the WBCL.

Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only.

Shareholders who sell shares in the Offer will not be entitled to exercise dissenters’ rights with respect thereto but, rather, will receive the purchase price paid in the Offer therefor.

Short-Form Merger.

If after the purchase of Shares pursuant to the Offer and any exercise of the Top-Up Option, Parent and Purchaser (together with other direct or indirect wholly-owned subsidiaries of Parent) beneficially own at least 90% of the outstanding Shares, Parent may elect to transfer all Shares beneficially owned by Parent and other direct or indirect wholly-owned subsidiaries of Parent and Purchaser to Purchaser and Purchaser will merge with and into the Company in a short-form merger to become effective as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement without a meeting or vote of the Company’s shareholders, in accordance with Section 180.1104 of the WBCL. If after the purchase of Shares pursuant to the Offer, the short-form merger does not occur, then the parties to the Merger Agreement have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, in accordance with Section 180.1103 of the WBCL.

Antitrust.

Under the Hart Scott Rodino Act (the “HSR”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Antitrust Division and the FTC may scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and Parent advised the Company that it does not, believe that the purchase of Shares pursuant to the Offer or the Merger will result in a violation of any antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See the section titled “Other Matters Relating to the Offer and the Merger—Certain Conditions To The Offer.”

The German Act against Restraints of Competition (the “ARC”) requires Parent and the Company to file a notification with the German Federal Cartel Office (the “FCO”) and provides that the acquisition of Shares in the Offer shall not occur until the one month waiting period, or in the case of an in-depth investigation, an additional waiting period of three calendar months, has expired or otherwise been terminated. The FCO may, with consent of the notifying parties, extend the three months period in the in-depth investigation. Parent has informed the Company that it intends to file a notification with the FCO, on behalf of the parties, shortly after the announcement of the Offer. The FCO will examine whether the transaction would create or strengthen a dominant market position under German antitrust laws and, as the case may be, can take such action as it deems necessary, including seeking to prohibit the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired, requiring divestiture of substantial assets of Parent or the Company, or imposing structural conditions on the transaction. Expiration or termination of the applicable waiting period under Section 40(1) of the ARC or receipt of regulatory clearance from the FCO is a condition to the Offer.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)	Text of press release issued by Gehl Company, dated September 8, 2008.

(a)(2)	Offer to Purchase dated September 8, 2008 [Incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Manitou BF S.A. and Tenedor Corporation on September 8, 2008].

(a)(3)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) [Incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Manitou BF S.A. and Tenedor Corporation on September 8, 2008.]

(a)(4)	Form of Notice of Guaranteed Delivery [Incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Manitou BF S.A. and Tenedor Corporation on September 8, 2008].

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees [Incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Manitou BF S.A. and Tenedor Corporation on September 8, 2008].

(a)(6)	Letters to Dealers of the Gehl Company, dated September 8, 2008.

(a)(7)	Letters to Gehl Company Employees, dated September 8, 2008.

(e)(1)	Agreement and Plan of Merger, dated as of September 7, 2008, among Manitou BF S.A., Tenedor Corporation and Gehl Company. [Incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by Manitou BF S.A. and Tenedor Corporation on September 8, 2008].

(e)(2)	OEM Supply Agreement, dated July 22, 2004, between Gehl Company, Manitou BF S.A. and Manitou North America Inc. [Incorporated herein by reference to Exhibit (d)(5) to the Schedule TO filed by Manitou BF S.A. and Tenedor Corporation on September 8, 2008].

(e)(3)	Manufacturing License, Technical Assistance and Supply Agreement, dated July 22, 2004, between Gehl Company and Manitou BF S.A. [Incorporated herein by reference to Exhibit (d)(4) to the Schedule TO filed by Manitou BF S.A. and Tenedor Corporation on September 8, 2008].

(e)(4)	Shareholder Agreement, dated July 22, 2004, by and between Gehl Company and Manitou BF S.A. [Incorporated by reference to Exhibit 10.7 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 26, 2004].

(e)(5)	Voting and Tender Agreement, dated as of September 7, 2008, by and between Manitou BF S.A. and Gehl Company. [Incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by Manitou BF S.A. and Tenedor Corporation on September 8, 2008].

(e)(6)	Amended and restated Supplemental Retirement Benefit Agreement, dated June 5, 2008, by and between Gehl Company and William D. Gehl [Incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, dated June 5, 2008].

(e)(7)	Amended and restated Supplemental Retirement Benefit Agreement, dated June 5, 2008, by and between Gehl Company and Malcolm F. Moore [Incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, dated June 5, 2008].

(e)(8)	Form of amended and restated Supplemental Retirement Benefit Agreement, dated June 5, 2008, by and between Gehl Company and each of Messrs. Keyes, Miller, Mulcahy and Monnat.

(e)(9)	Employment Agreement, dated June 5, 2008, by and between Gehl Company and William D. Gehl [Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, dated June 5, 2008].

(e)(10)

Form of amended and restated Change in Control and Severance Agreement, dated June 5, 2008, by and between Gehl Company and each of Messrs. Moore, Keyes, Miller, Mulcahy and Monnat [Incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K, dated June 5, 2008].

(e)(11)*	The Information Statement of Gehl Company (included as Annex A to this Schedule 14D-9).

*	Included in copies of the Schedule 14D-9 mailed to shareholders and filed with the Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 7, 2008

GEHL COMPANY

By:	/s/ William D. Gehl
William D. Gehl
Chairman of the Board of Directors and Chief Executive Officer

Gehl Company

143 Water Street

West Bend, Wisconsin 53095

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about September 8, 2008 to holders of record of common stock, $0.10 par value, of the Company (the “Common Stock”) as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Gehl Company (“GEHL” or the “Company”) with respect to the tender offer by Tenedor Acquisition Corp., a Wisconsin corporation (“Purchaser”), a wholly-owned subsidiary of Manitou BF S.A., a French limited company (Société Anonyme) (“Parent”), for all of the issued and outstanding shares of the Common Stock. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company.

You are receiving this Information Statement in connection with the possible election or appointment of persons designated by Purchaser to at least a majority of the seats on the board of directors of the Company (the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of September 7, 2008, as such may be amended from time to time (the “Merger Agreement”), among Parent, Purchaser and the Company.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on September 8, 2008, to purchase all of the issued and outstanding shares of the Common Stock at a purchase price of $30.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 5:00, New York City time, on October 20, 2008, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all of the shares of the Common Stock validly tendered pursuant to the Offer and not properly withdrawn.

The Merger Agreement provides that upon the payment by Parent or Purchaser for all of the shares of the Common Stock tendered pursuant to the Offer (together with the number of Shares, if any, then owned beneficially by Parent, Purchaser or their respective wholly-owned subsidiaries) that represent two-thirds of the total number of then-outstanding shares of the Common Stock on a fully diluted basis, plus one Share (“Board Control”), and at all times thereafter, Purchaser will be entitled to designate a number of the Company’s directors, rounded up to the next whole number, equal to the percentage of the shares of the Common Stock beneficially owned relative to the total number of outstanding shares of the Common Stock. Under the terms of the Merger Agreement, the Company will, upon Purchaser’s request, promptly increase the size of the Board or using its commercially reasonable efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and shall cause Purchaser’s designees to be so elected or appointed. The Board, upon Purchaser’s request following such time as Parent or Purchaser owns shares of Common Stock representing Board Control, and at all times thereafter, will cause the number of Purchaser’s designees (rounded up to the next whole number), to constitute the same percentage as is on the Board of each committee of the Board. However, until the Merger occurs, the Board will always include at least two members who are neither officers, directors, stockholders or designees of Parent or any of its affiliates, and each committee of the Board shall also have at least one such member (each, an “Independent Director”).

Following the election or appointment of Purchaser’s designees and prior to the Merger, any amendment or termination of the Merger Agreement requiring action by the Board, any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, any waiver of compliance with any of the agreements or conditions under the Merger Agreement that are for the benefit of the Company or its shareholders, and any exercise of the Company’s rights or remedies under the Merger Agreement may only be authorized by, and will require the authorization of a majority of the directors of the Company then in office who:

•	are directors of the Company on the date of the Merger Agreement, or their successors as appointed by such continuing directors; and

•	are not affiliates, shareholders, directors or employees (or the equivalent) of Parent or any of its subsidiaries (the “Continuing Directors”).

If there shall be no Continuing Directors as a result of such individuals’ deaths, disabilities, resignations or refusal to serve, then such actions may be effected by majority vote of the Independent Directors, or, if no Independent Directors are then in office, by a majority vote of the Board.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the election or appointment of Purchaser’s designees to the Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained or incorporated by reference in this Information Statement concerning Parent, Purchaser and the individuals among whom Purchaser will select its director designees has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Parent and Purchaser have informed the Company that Purchaser will choose its designees for the Board from the list of persons set forth below. In the event that additional designees of Purchaser are required in order to constitute a majority of the Board, such additional designees will be selected by Purchaser from among the directors and executive officers of Parent and Purchaser contained in Schedule I of the Offer to Purchase, which is incorporated herein by reference. The following table sets forth certain information furnished to the Company by Parent and Purchaser, with respect to each individual who may be designated by Purchaser. Unless otherwise indicated below, the business address of each such person is Z1 430 Route de l’Aubiniere, BP 249, Ancenis Cedex, France 44158.

Name	Age	Position(s)
Serge Bosche	49 years	Director
Bruno Fille	59 years	Director
Dominique Himsworth	42 years	Director
Frédéric Martin	48 years	Director
Hervé Rochet	43 years	Director
Marcel Claude Braud	56 years	Director

Parent and Purchaser have informed the Company that each individual listed above (unless otherwise specified) is a French citizen, and has consented to act as a director of the Company if so appointed or elected. Parent and Purchaser have informed the Company that, to the best of its knowledge, none of the individuals listed above has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Except as otherwise described in the Offer to Purchase, none of the individuals listed above is a director of, or holds any position with the Company. Parent and Purchaser have advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of the individuals listed above or any of his or her immediate family members beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission (the “SEC”). Parent and Purchaser have advised the Company that to its knowledge, none of the individuals listed above or any of his or her immediate family members has any family relationship with any director, executive officer or key employee of the Company.

CERTAIN INFORMATION CONCERNING THE COMPANY

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of shareholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the shareholders. As of September 5, 2008, there were 12,135,737 shares of Common Stock outstanding.

DIRECTORS OF THE COMPANY

Certain information about the Company’s current directors, as of August 31, 2008, are set forth below. As indicated, some of the current directors may resign promptly following the purchase of Shares by Purchaser pursuant to the Offer.

Terms expiring in 2009

John T. Byrnes, 62, has served as President and Executive Managing Director of Mason Wells, Inc. (a Milwaukee, Wisconsin-based private equity investment firm) since May 1998. Prior to assuming that position, Mr. Byrnes was President and a director of M&I Capital Markets Group (the private equity arm of the Marshall & Ilsley Corporation) from 1985 to 1998. Mr. Byrnes has served as a director of the Company since 1999. Mr. Byrnes is also a director of General Automotive Manufacturing LLC (a manufacturer of high precision components), The Oilgear Company (a provider of advanced technology in the design and production of unique fluid power components and electronic controls), Premix, Inc. (a developer, formulator and manufacturer of thermoset compounds and manufacturer of thermoset parts, sub-assemblies and assemblies) and The Milwaukee Institute (an independent non-profit organization dedicated to advancing research, education and economic development through expansion and more effective use of available scientific and technology resources in the Great Lakes region).

Richard J. Fotsch, 53, has served as President of the Global Power Group of Kohler Company, Kohler, WI (a manufacturer of engines and generators distributed and rented worldwide) since February 2004. Mr. Fotsch was President of the Engine Group of Navistar International Corporation (the largest U.S.-based truck and mid-range diesel engine manufacturer) from 2002 to 2004. Mr. Fotsch had previously served in various management positions with Briggs & Stratton Corporation (the world’s largest manufacturer of air-cooled gasoline engines for the outdoor power equipment industry). Mr. Fotsch has served as a director of the Company since 2000. Mr. Fotsch is a member of the Board of Trustees of Marquette University and a director of BloodCenter of Wisconsin (an institution focused on blood collection, testing, treatment and research).

Dr. Hermann Viets, 65, has served as President and Chief Executive Officer of the Milwaukee School of Engineering (a university located in Milwaukee, Wisconsin focused primarily on engineering education) since 1991. Dr. Viets has served as a director of the Company since 1999. Dr. Viets is also a director of Astro Med, Inc. (an electronic equipment manufacturer), Competitive Wisconsin, Inc. (an association of business, education and labor leaders promoting the State of Wisconsin), the Kern Family Foundation (an organization that provides assistance to educational programs that encourage students to pursue engineering- and technology-related careers), Pier Wisconsin (a non-profit organization whose mission is to connect innovation, science and technology with exploration, environment and Great Lakes freshwater resources), Precision Stampings, Inc. (a Beaumont, California-based company that designs, builds and runs progressive dies), Project Lead the Way (an organization focused on preparing a larger and more diversified group of students for successful engineering careers), Public Policy Forum (an independent reviewer of public policy issues), and Wenthe-Davidson Engineering Co. (a metal fabricator specializing in custom tubular products). Dr. Viets is a trustee of Polytechnic University (a private engineering school located in Brooklyn, New York) and a member of the Greater Milwaukee Committee (an organization of civic leaders promoting the economic development and social improvement of the City of Milwaukee).

Terms expiring in 2010

Marcel-Claude Braud, 56, has served as President and Chief Executive Officer of the Manitou Group, Ancenis, France, (a manufacturer of lift equipment for construction, industrial and agricultural markets) which includes Parent, since 1998. Mr. Braud held various management positions with various subsidiaries of the Manitou Group prior to 1998. Mr. Braud has served as a director of the Company since April 2005. Pursuant to the Shareholder Agreement, dated July 22, 2004, between the Company and Parent, Company has agreed to use reasonable efforts to cause Mr. Braud to be nominated as a candidate for and to cause him to be elected by the Company’s shareholders as a director of the Company.

William D. Gehl, 62, has served as Chairman and Chief Executive Officer of the Company since April 2003. Prior to that time he had served as President and Chief Executive Officer of the Company since November 1992 and as Chairman of the Company since April 1996. Mr. Gehl has served as a director of the Company since 1987. Mr. Gehl is also a director and past Chairman of the Board of Wisconsin Manufacturers and Commerce (a business association promoting the improvement of the economic climate of the State of Wisconsin); a director and past Chairman of the Board of the Association of Equipment Manufacturers (a national trade association of agricultural and construction equipment manufacturers); a director of West Bend Savings Bank, West Bend, Wisconsin (a federally chartered savings bank); a director of Mason Wells, Inc., Milwaukee, Wisconsin (a private equity firm); a director of ASTEC Industries, Inc., Chattanooga, Tennessee (a manufacturer of equipment for aggregate processing, asphalt road building and pipeline and utility trenching); a director of The Oilgear Company (a provider of advanced technology in the design and production of unique fluid power components and electronic controls), and a director of FreightCar America, Chicago, Illinois (a manufacturer of railroad freight cars). Mr. Gehl is a member of the Florida and Wisconsin Bar Associations.

John W. Splude, 62, has served as Chairman and Chief Executive Officer of HK Systems, Inc., Milwaukee, Wisconsin (an integrator of material handling systems and a provider of supply chain software solutions) since October 1993. Mr. Splude has served as a director of the Company since 1995. Mr. Splude is also a member of the Material Handling Institute Roundtable (a trade association of material handling equipment manufacturers), a director of U.S. Bank-Wisconsin, National Association (a national bank), Ladish Co., Inc. (an aerospace manufacturer), Ministry Health Care, Milwaukee (a health care network of medical facilities located in Wisconsin and Minnesota), Superior Die (a steel process company), and a Regent of the Milwaukee School of Engineering (a university located in Milwaukee, Wisconsin focused primarily on engineering education). Mr. Splude serves on the Board of Directors of Big Brothers / Big Sisters and on the Special Advisory Board of Notre Dame Middle School.

Terms expiring in 2011

Thomas J. Boldt, 56, has served as Chief Executive Officer of The Boldt Company, Appleton, Wisconsin (a consulting service, program and construction management, general construction and real estate development services firm) since 2000. Mr. Boldt has served as a director of the Company since 1996. Mr. Boldt is also a director of M&I Bank, Fox Valley (a national bank), a director and the Chairman of Wisconsin Manufacturers and Commerce (a business association promoting the improvement of the economic climate of the State of Wisconsin), a trustee of the State of Wisconsin Investment Board, a Regent of St. Olaf College and President of Wisconsin Academy of Sciences, Arts and Letters (a non-profit organization that encourages investigation, disseminates knowledge, and promotes application of the sciences, arts and letters).

Bruce D. Hertzke, 57, has served as Chairman of Winnebago Industries, Inc., Forest City, Iowa (the leading United States manufacturer of motor homes and related products and services) since December 1997. Mr. Hertzke has served as a director of the Company since July 2006. Mr. Hertzke is also a director of First Citizen’s National Bank and Pheasants Forever – National Association (an organization dedicated to the protection and enhancement of pheasants, quail and other upland wildlife).

BOARD OF DIRECTORS

The Company’s Board of Directors is currently comprised of eight members. The Board has determined that the following directors are independent directors as defined under Nasdaq Stock Market, Inc. (“Nasdaq”) rules: Thomas J. Boldt, John T. Byrnes, Richard J. Fotsch, Bruce D. Hertzke, John W. Splude and Hermann Viets. The Board has standing Audit, Compensation, and Nominating and Corporate Governance Committees to assist it in discharging its duties. Each of these committees has the responsibilities set forth in written charters adopted by the Board. The Company makes available on its website, www.gehl.com, copies of each of these charters free of charge. The Company is not including the information contained on or available through its website as a part of, or incorporating such information by reference into, this Information Statement. Each Committee is comprised solely of independent directors.

The Audit Committee appoints, with shareholder approval, retains and, when appropriate, terminates the Company’s independent registered public accounting firm. The Audit Committee’s primary purpose is to provide oversight regarding the Company’s accounting and financial reporting process, system of internal control, audit process, and process for monitoring compliance with laws and regulations. The Audit Committee reviews the scope, timing and results of the audit of the Company’s financial statements by the Company’s independent registered public accounting firm and reviews with the independent registered public accounting firm management’s policies and procedures with respect to auditing and accounting controls. The Audit Committee also reviews and evaluates the independence of the Company’s independent registered public accounting firm and approves services rendered by such auditors. Messrs. Splude (Chairman), Boldt and Hertzke are members of the Audit Committee. The Audit Committee held three meetings in 2007. Each member of the Audit Committee meets the audit committee member independence requirements of the Nasdaq rules and is independent under the rules of the Securities and Exchange Commission. The Board has determined that John W. Splude qualifies as an “audit committee financial expert,” as defined in the rules of the Securities and Exchange Commission.

The Compensation Committee determines compensation levels for the Company’s executive officers, reviews management’s recommendations as to the compensation to be paid to other key personnel and administers the Company’s equity-based incentive compensation plans. The members of the Compensation Committee are Messrs. Byrnes (Chairman), Boldt, Splude and Viets, each of whom meets the compensation committee independence requirements of the Nasdaq rules. The Compensation Committee held three meetings in 2007.

The functions of the Nominating and Corporate Governance Committee include recommending those persons to be nominated by the Board for election as directors of the Company and recommending persons to fill vacancies on the Board. In addition, the Nominating and Corporate Governance Committee oversees the governance procedures of the Company. The members of the Nominating and Corporate Governance Committee are Messrs. Viets (Chairman), Byrnes and Fotsch, each of whom meets the nominating committee independence requirements of the Nasdaq rules. The Nominating and Corporate Governance Committee held two meetings in 2007. The Nominating and Corporate Governance Committee will consider nominees recommended by shareholders. Recommendations for consideration by the Nominating and Corporate Governance Committee should be sent to the Chairman of the Board of the Company and the Chairman of the Nominating and Corporate Governance Committee in writing together with appropriate biographical information concerning each proposed nominee. The Company’s By-laws set forth certain requirements for shareholders wishing to formally nominate director candidates for consideration by shareholders. With respect to an election of directors to be held at an annual meeting, a shareholder must, among other things, give written notice of an intent to make such a nomination to the Secretary of the Company in advance of the meeting in compliance with the terms and within the time period specified in the By-laws.

Nominations of Directors

The Nominating and Corporate Governance Committee recommends to the full Board the director nominees to stand for election at the Company’s annual meetings of shareholders and to fill vacancies occurring on the Board.

In making recommendations to the Board of nominees to serve as directors, the Nominating and Corporate Governance Committee will examine each director nominee on a case-by-case basis regardless of who recommended the nominee and take into account all factors it considers appropriate, which may include those set forth in the Company’s corporate governance guidelines. However, the Board believes the following minimum qualifications must be met by a director nominee to be recommended by the Nominating and Corporate Governance Committee:

•	Each director must display high personal and professional ethics, integrity and values.

•	Each director must have the ability to exercise sound business judgment.

•

Each director must be highly accomplished in his or her respective field, with broad experience at the administrative and/or policy-making level in business, government, education, technology or public interest.

•	Each director must have relevant expertise and experience, and be able to offer advice and guidance based on that expertise and experience.

•	Each director must be independent of any particular constituency, be able to represent all shareholders of the Company and be committed to enhancing long-term shareholder value.

•	Each director must have sufficient time available to devote to activities of the Board and to enhance his or her knowledge of the Company’s business.

The Board also believes the following qualities or skills are necessary for one or more directors to possess:

•

One or more of the directors generally should be active or former chief executive officers of public or private companies or leaders of major complex organizations, including commercial, scientific, government, educational and other similar institutions.

•	Directors should be selected so that the Board is a diverse body.

Communications with Board of Directors

Shareholders may communicate with the full Board, or individual directors, by submitting such communications in writing to Gehl Company, Attention: Board of Directors (or the individual director(s)), 143 Water Street, West Bend, WI 53095. Such communications will be delivered directly to the director or directors to whom the correspondence is addressed.

Meetings

The Board held six meetings in 2007. Each director attended at least 75% of the aggregate of: (i) the total number of meetings of the Board for which he was a director; and (ii) the total number of meetings held by all committees of the Board on which he served during 2007 during the period that he so served during 2007. Directors are expected to attend each annual meeting of the shareholders of the Company. All of the Company’s then current directors, except one, attended the 2007 annual meeting of shareholders.

EXECUTIVE OFFICERS OF THE COMPANY

Set forth below is certain information concerning the executive officers of the Company as of August 31, 2008

Name, Age and Position	Business Experience
William D. Gehl, 62, Chairman of the Board of Directors and Chief Executive Officer	Mr. Gehl has served as Chairman and Chief Executive Officer of the Company since April 2003. Prior to that time he had served as President and Chief Executive Officer of the Company since November 1992 and as Chairman of the Company since April 1996. Mr. Gehl has served as a director of the Company since 1987. Mr. Gehl is also a director and past Chairman of the Board of Wisconsin Manufacturers and Commerce (a business association promoting the improvement of the economic climate of the State of Wisconsin); a director and past Chairman of the Board of the Association of Equipment Manufacturers (a national trade association of agricultural and construction equipment manufacturers); a director of West Bend Savings Bank, West Bend, Wisconsin (a federally chartered savings bank); a director of Mason Wells, Inc., Milwaukee, Wisconsin (a private equity firm); a director of ASTEC Industries, Inc., Chattanooga, Tennessee (a manufacturer of equipment for aggregate processing, asphalt road building and pipeline and utility trenching); a director of The Oilgear Company (a provider of advanced technology in the design and production of unique fluid power components and electronic controls), and a director of FreightCar America, Chicago, Illinois (a manufacturer of railroad freight cars). Mr. Gehl is a member of the Florida and Wisconsin Bar Associations.

Malcolm F. Moore, 57, President and Chief Operating Officer	Mr. Moore joined the Company as Executive Vice President and Chief Operating Officer in August, 1999. Mr. Moore was elected President and Chief Operating Officer in April, 2003. Mr. Moore has also served as the Company’s acting Chief Financial Officer since April 11, 2008. Prior to joining the Company, Mr. Moore served in a variety of executive positions in marketing, engineering, and general management with FMC Corporation, General Signal Corporation, Merrill Lynch Capital Corporation, and Ruhrgas Industries, GmbH. Mr. Moore is also a director of Twin Disc, Inc., a leading designer, manufacturer and distributor of power transmission equipment.

Daniel M. Keyes, 39, Vice President, Sales and Marketing	Mr. Keyes joined the Company as Vice President Sales and Marketing in December 2000. From 1996 until joining the Company, Mr. Keyes held a variety of senior marketing management positions, most recently, Director, Strategic Accounts, with CNH Global NV, a manufacturer of agricultural and construction equipment.

Daniel L. Miller, 50, Vice President, Manufacturing Operations	Mr. Miller joined the Company as Director of Manufacturing Operations in October, 2001. Mr. Miller was appointed Vice President, Manufacturing Operations in December, 2005. Prior to joining the Company, Mr. Miller held a variety of management positions in manufacturing and distribution, most recently General Manager of Distribution and Logistics from 1999 to 2001 and Operations Manager of multiple facilities for Woods Equipment Company, a manufacturer of agricultural, turf and construction equipment.

Name, Age and Position	Business Experience
James J. Monnat, 52, Vice President and Treasurer	Mr. Monnat joined the Company as Treasurer and Director of Tax in January, 2005, and was designated an executive officer in July, 2005. Mr. Monnat was appointed Vice President and Treasurer in April, 2007. Prior to joining the Company, Mr. Monnat served as Chief Financial Officer and Treasurer of WE Power, LLC, a Wisconsin Energy Corporation subsidiary responsible for the design, development and construction of additional electric power generation in the State of Wisconsin, from December, 2001 to September, 2004. Mr. Monnat was an independent financial consultant during 2001. Mr. Monnat was Treasurer of WICOR, Inc., a Milwaukee-based utility holding company, from 1998 to 2000.

Michael J. Mulcahy, 62, Vice President, Secretary and General Counsel	Mr. Mulcahy has served as General Counsel of the Company since 1974 and became Secretary in 1977 and a Vice President in 1986. Mr. Mulcahy has served as President of Equipco Insurance Company, Ltd. (a liability insurance carrier for equipment manufacturers, including the Company) since 1988. Mr. Mulcahy is a member of the American Corporate Counsel Association and the American and Wisconsin Bar Associations.

Brian L. Pearlman, 41, Vice President, Human Resources	Mr. Pearlman joined the Company as Vice President, Human Resources in July 2007. Prior to joining the Company, Mr. Pearlman served as Director of Human Resources for Cessna Aircraft Company, a wholly-owned subsidiary of Textron Inc., a diversified manufacturer with interests in aircraft, industrial and automotive products, fastening systems and finance, from June, 2006 through April, 2007. Mr. Pearlman served as Vice President of Human Resources for E-Z-GO, a wholly-owned subsidiary of Textron Inc. from February, 2004 through August, 2006. Prior to February 2004, Mr. Pearlman held various positions with Textron Golf, Turf and Specialty Products including, most recently, Six Sigma Lead from February, 2002 to February, 2004.

Edward C. Delaporte, IV, 50, Vice President, Information Technology	Mr. Delaporte joined the Company as Vice President, Information Technology in March 2008. Prior to joining the Company, Mr. Delaporte served as Director of Information Technology for Electrolux Home Care Products North America, a diversified manufacturer of consumer products, from June 2001 to March 2008. Prior to that time, Mr. Delaporte held a number of positions with Woods Equipment Company, Frantz Manufacturing and Caremark.

All officers of the Company are elected annually by the Board of Directors following the Annual Meeting of Shareholders. The Company has an employment agreement with William D. Gehl, pursuant to which he is to serve as Chief Executive Officer of the Company through the expiration of the agreement on June 14, 2011.

PRINCIPAL SHAREHOLDERS

Directors and Management

The following table sets forth certain information, as of August 31, 2008, regarding beneficial ownership of Common Stock by each director, each of the executive officers named in the Summary Compensation Table set forth below and all directors and executive officers as a group. Except as otherwise indicated in the footnotes, all of the persons listed below have sole voting and investment power over the shares of Common Stock identified as beneficially owned.

Name of Individual and Number in Group	Shares of Common Stock Beneficially Owned(1)(2)		Percent of Class
William D. Gehl	468,550		3.7%
Thomas J. Boldt	36,481		*
Marcel-Claude Braud	6,000	(3)	*
John T. Byrnes	31,285		*
Richard J. Fotsch	26,764		*
Bruce D. Hertzke	1,000		*
John W. Splude	25,388		*
Hermann Viets	30,015		*
Brian L. Pearlman	2,356		*
Daniel M. Keyes	25,571		*
Daniel L. Miller	16,130		*
James J. Monnat	12,569		*
Malcolm F. Moore	87,864		*
Michael J. Mulcahy	25,540		*
Thomas M. Rettler(4)	19,402		*
All directors and executive officers as a group (15 persons)	814,915		6.4%

*	The amount shown is less than 1% of the outstanding shares.

(1)	Total shares of Common Stock outstanding as of August 31, 2008 were 12,135,737.

(2)	Includes shares subject to exercisable options as of August 31, 2008, and options exercisable within 60 days of such date, as follows: Mr. Gehl, 375,416 shares; Mr. Boldt, 24,000 shares; Mr. Braud, 6,000 shares; Mr. Byrnes, 21,000 shares; Mr. Fotsch, 21,000 shares; Mr. Hertzke, 1,000 shares; Mr. Splude, 21,000 shares; Dr. Viets, 24,000 shares; Mr. Moore, 60,108 shares; Mr. Keyes, 15,301 shares; Mr. Miller, 9,934 shares; Mr. Monnat, 2,591 shares; Mr. Mulcahy, 8,445 shares; and all directors and executive officers as a group, 589,795 shares.

(3)	Manitou BF S.A. owns 1,748,046 shares of Common Stock. See “Principal Shareholders—Other Beneficial Owners.” Mr. Braud is President and Chief Executive Officer of the Manitou Group, the parent company of Manitou BF S.A.

(4)	Reflects Mr. Rettler’s holdings on the date that he resigned from the Company, April 11, 2008.

Other Beneficial Owners

The following table sets forth certain information regarding beneficial ownership as of December 31, 2007 by the only persons known to the Company to own 5% or more of the outstanding Common Stock. The beneficial ownership information set forth below has been reported in filings made by the beneficial owners with the SEC.

Amount and Nature of Beneficial Ownership
	Voting Power		Investment Power
Name and Address of Beneficial Owner	Sole	Shared	Sole	Shared	Aggregate	Percent of Class
Manitou BF S.A.(1)	1,748,046	-0-	1,748,046	-0-	1,748,046	14.4%
Z1 430 Route l’Aubiniere BP 249 Ancenis Cedex France 44158

Jeffrey L. Gendell(2)(3)	-0-	1,193,422	-0-	1,193,422	1,193,422	9.9%
55 Railroad Avenue Greenwich, CT 06830

Dimensional Fund Advisors, L.P.(4)	1,035,269	-0-	1,035,269	-0-	1,035,269	8.6%
1299 Ocean Avenue Santa Monica, CA 90401

Royce & Associates, LLC(5)	774,068	-0-	774,068	-0-	774,068	6.4%
1414 Avenue of the Americas New York, NY 10019

Wellington Management Company, LLP(6)	-0-	458,400	-0-	708,400	708,400	5.9%
75 State Street Boston, MA 02109

(1)	Based upon information contained in a Schedule 13D filed with the SEC on March 5, 2008.

(2)	Based upon information contained in a Schedule 13G/A filed with the SEC on January 18, 2008.

(3)	Represents a joint filing by Jeffrey L. Gendell and the following affiliates of Jeffrey L. Gendell: Tontine Overseas Associates, L.L.C.; Tontine Capital Partners, L.P.; and Tontine Capital Management, L.L.C.

(4)	Based upon information contained in a Schedule 13G/A filed with the SEC on February 6, 2008.

(5)	Based upon information contained in a Schedule 13G filed with the SEC on January 30, 2008.

(6)	Based upon information contained in a Schedule 13G/A filed with the SEC on February 14, 2008.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Executive Compensation Philosophy

The Company recognizes the importance of maintaining sound principles for the development and administration of its executive compensation and benefit programs. Specifically, the Company’s executive compensation and benefit programs are designed to advance the following core principles:

•	The Company strives to compensate its executive officers at competitive levels to ensure it attracts and retains a highly competent, committed executive team.

•

The Company provides its executive officers with the opportunity to earn competitive pay as measured against the 2007 Towers Perrin executive compensation Benchmark Survey Data of general industry companies of a comparable size (“Benchmark Survey Data”). The survey data consists of hundreds of companies and regression analysis is performed to size-adjust the data to reflect the Company’s annual revenue of approximately $500 million.

•	The Company links its executive officers’ compensation, particularly annual cash bonuses, to established Company financial performance goals and personal performance objectives.

The Company believes that a focus on these principles will benefit the Company and, ultimately, its shareholders in the long-term by ensuring that the Company can attract and retain highly-qualified executive officers who are committed to the Company’s long-term success.

Role of the Compensation Committee

The Compensation Committee is appointed by the Board, and consists entirely of directors who are “outside directors” for purposes of Section 162(m) of the Internal Revenue Code and “non-employee directors” for purposes of the Securities Exchange Act of 1934. Messrs. Byrnes (Chairman), Boldt, Splude and Viets are members of the Compensation Committee.

The Compensation Committee determines compensation levels for the Company’s executive officers, reviews management’s recommendations as to the compensation to be paid to other key personnel and administers the Company’s equity-based compensation plans.

The Compensation Committee reviews and determines (in consultation with the Chief Executive Officer other than with respect to his own compensation) the Company’s compensation and benefit programs, with the objective of ensuring the executive compensation and benefit programs are consistent with the Company’s compensation philosophy. The Compensation Committee is responsible for establishing the executive compensation packages offered to the executive officers. The Compensation Committee administers and has final authority for setting awards under the Company’s annual cash incentive and long-term equity incentive based plans.

The Compensation Committee reviews data from market surveys, proxy statements and independent consultants to assess the Company’s competitive position with respect to the following components of executive compensation:

•	base salary;

•	annual incentives; and

•	long-term incentive compensation.

The objective of the Compensation Committee is to establish base compensation at a competitive level compared with Benchmark Survey Data. The Compensation Committee believes that paying total compensation near or slightly above the 50th percentile of the Benchmark Survey Data constitutes a competitive level of total compensation as to the named executive officers.

The Compensation Committee also considers individual performance, level of responsibility, skills and experience, and internal comparisons among executive officers in determining base salary levels. For annual and long-term incentives, the Compensation Committee, in addition to Benchmark Survey Data analysis, considers internal comparisons and other existing compensation awards or arrangements in making compensation decisions and recommendations. In its decision-making process, the Compensation Committee receives and considers the recommendations of the Company’s Chief Executive Officer as to executive compensation to be paid to all of the other officers. Decisions regarding adjustments to future base salaries, annual incentives and long-term incentives are made concurrent with the assessment of the executive officers’ performance for the year. Adjustments generally become effective in January of each year.

In fulfilling its objectives as described above, the Compensation Committee took the following steps in 2007:

•	Engaged Towers Perrin to provide competitive Benchmark Survey Data;

•	Assessed the competitiveness of the Company’s overall executive compensation and benefits program;

•	Aligned executive compensation structures based on targeting a competitive level of pay as measured against the Benchmark Survey Data;

•

Reviewed the performance of the Company’s Chief Executive Officer and determined the total compensation earned, paid or awarded to the Chief Executive Officer independent of input from him and based on competitive levels as measured against the Benchmark Survey Data; and

•

Reviewed the performance of the Company’s other executive officers and other key employees with assistance from the Chief Executive Officer, and determined proper total compensation based on competitive levels as measured against the Benchmark Survey Data.

Role of Management and Independent Advisors

The Compensation Committee meets regularly in separate executive sessions without management personnel present and also requests periodically that certain of the Company’s executive officers attend meetings. During 2007, Mr. Gehl and Mr. Rettler attended both of the Compensation Committee meetings related to 2007 compensation and the rescheduled December 2006 meeting at the Compensation Committee’s request to advise the Committee regarding the Company’s performance and to recommend proposed modifications to the Company’s compensation and benefits. The Compensation Committee also relied to a certain extent on Mr. Gehl’s evaluation of other executive officers whose day-to-day performance is not as visible to the Committee as it is to Mr. Gehl.

Total Compensation

The Company intends to continue its strategy of compensating its executive officers at competitive levels through programs that emphasize performance-based incentive compensation in the form of cash and equity-based awards. To that end, total executive compensation is structured to ensure that, due to the nature of the Company’s business, there is an appropriate balance focused on the Company’s long-term versus short-term performance, and also a balance between the Company’s financial performance and the individual performance of executive officers. The Company determines the balance as well as amount of compensation based on the Benchmark Survey Data. The Company believes that the total compensation paid or awarded to the executive officers during 2007 was consistent with the Company’s financial performance and the individual performance of each of the Company’s executive officers. The Company also believes that this total compensation was reasonable in its totality and is consistent with its compensation philosophies as described above. Mr. Gehl’s total compensation materially exceeded the compensation of the other named executive officers due to his tenure, level of responsibility and expertise in his position. For the same reason, Mr. Moore’s compensation materially exceeded the compensation of Messrs. Rettler, Keyes and Miller.

Elements of Compensation

Base Salary

The Compensation Committee strives to establish competitive base salaries for the Company’s executive officers as measured against the Benchmark Survey Data. Base salaries for executive officers are determined based upon job responsibilities, level of experience, individual performance, comparisons to the salaries of executives in similar positions as compared to the Benchmark Survey Data as well as internal comparisons of the relative compensation paid to the members of the Company’s executive team. For 2007, the annual base salaries of Messrs. Gehl, Moore, Rettler, Keyes and Miller increased by 17.4%, 4.0%, 7.2%, 5.0% and 5.0%, respectively. These increases resulted from a combination of factors, including individual and corporate performance, competitive market considerations and changes in responsibilities. Base salaries of the executive officers are reviewed annually. In 2007, base salaries paid to Messrs. Gehl, Moore, Rettler, Keyes and Miller represented 26%, 34%, 48%, 50% and 52%, respectively, of their total compensation.

Executive Incentive Plan

The Company’s Executive Incentive Plan provides for the award of annual cash bonuses to the Company’s executive officers.

The Executive Incentive Plan is intended to provide an incentive to meet and exceed financial and personal goals, and to promote a superior level of performance. Within the overall context of the Company’s compensation philosophy and culture, the specific objectives of the plan are to:

•	Provide competitive levels of total cash compensation;

•	Align pay with organizational and individual performance;

•	Focus executive attention on key business metrics;

•	Provide a significant incentive for achieving and exceeding performance goals; and

•	Create a focus on shareholder value.

The Compensation Committee adopted the Executive Incentive Plan, including its overall design and performance goals, in 2004. On an annual basis, the Compensation Committee reaffirms the overall plan design and performance goals. At that time, the Compensation Committee determines performance levels for the financial performance goals, individual performance goals and related performance levels, and the target payout (expressed as a percentage of base salary) for each executive officer, in each case for that year. The Compensation Committee weighted the components of the Plan to properly reflect the priority of the objectives of the Plan discussed above. The performance goals for executive officers and their relative weight are as follows:

Performance Goal	Weight
Company consolidated net income before tax, less non-recurring items	55%
Return on assets (as defined in the plan)	25%
Individual objectives	20%

Payouts for each of the two financial performance goals are calculated based on a non-linear formula. Under that formula:

•	If 80% of the target performance level for a goal is achieved, then each participant would receive a payment equal to 50% of the participant’s weighted target payout for that goal; and

•	If 122% of the target performance level for a goal is achieved, then each participant would receive a payment equal to 150% of the participant’s weighted target payout for that goal.

Payments for performance levels between 80% and 122% of the target would be between 50% and 150% of the participant’s weighted target payout for that goal, based on the formula.

For 2007, the specific performance targets for the executive officers were net income before taxes, less non-recurring items, of $42,151,000 and return on assets of 11.4%. The specific performance targets are set relative to the annual business plan. The Company’s Chief Executive Officer and Chief Operating Officer annually determine for each participant individual performance goals related to the participant’s areas of responsibility and related performance levels (except for the Chief Executive Officer’s performance goals and levels, which are determined by the Compensation Committee).

In addition to setting performance targets, the Compensation Committee also sets each executive officer’s target bonus percentage amount. This amount is based on a percentage of each executive officer’s base salary. In determining the target bonus percentage amount, the Compensation Committee considers the executive officer’s base salary and determines what target bonus percentage amount is required to keep the executive officer’s annual total cash compensation, assuming the bonus is earned, at a competitive level as compared to the Benchmark Survey Data. For 2007, Messrs. Gehl, Moore, Rettler, Keyes and Miller had a target bonus percentage amount of 65%, 55%, 45%, 35% and 35%, respectively, which equated to a targeted bonus amount of $367,000, $207,000, $128,000, $76,000 and $63,000, respectively, which was to be paid upon the achievement of the above-described performance targets for each of such officers. In 2007, Messrs. Gehl, Moore, Rettler, Keyes and Miller earned cash bonuses of 70%, 72%, 70%, 71% and 72% of their targeted bonus amount, respectively. In 2007, cash bonuses earned by Messrs. Gehl, Moore, Rettler, Keyes and Miller represented 12%, 14%, 15%, 13% and 13%, respectively, of the their total compensation. For 2008, the target bonus percentage amounts for each of Messrs. Gehl, Moore, Keyes and Miller are 65%, 55%, 35% and 35%, which will equate to a targeted bonus amount of $384,000, $215,000, $81,000 and $66,000, respectively. Because of the relative importance of the Executive Incentive Plan to total compensation and its direct link to the achievement of specific performance targets, the Company believes that the Executive Incentive Plan is an important part of its compensation program.

Equity Awards

To provide an additional performance incentive for its executive officers and other key management personnel, the Company’s executive compensation package includes stock options, cash-settled stock appreciation rights and restricted stock grants. Under the Company’s 2004 Equity Incentive Plan, the Compensation Committee also has the authority to grant, in addition to stock options, restricted stock, stock appreciation rights and other equity-based awards, including performance shares. The general purpose of the Company’s current equity-based plans is consistent with the basic policy of the Company’s executive compensation program, which is designed to promote the achievement of the long-range strategic goals of the Company and to enhance shareholder value. Stock options and cash-settled stock appreciation rights granted by the Company have a per share exercise price of 100% of the fair market value of a share of Common Stock on the date of grant and, accordingly, the value of the option will depend on the future market value of the Common Stock. Subject to acceleration in the event of a Change in Control, stock options and stock appreciation rights awarded under the Company’s 2004 Equity Incentive Plan are subject to a three-year vesting period, with one-third of the options vesting on each anniversary of the grant date. Subject to acceleration in the event of a Change in Control, restricted stock awarded under the 2004 Equity Incentive Plan will be subject to a three-year restriction period. Consideration is given to the financial performance of the Company in determining whether in the first instance to award stock options, stock appreciation rights or restricted stock, and in determining the size of any award. In addition, in recommending the size of the awards, consideration is given to the level of responsibility of the individual officers within the Company, the performance of such officer in his or her area of responsibility and the Benchmark Survey Data. Although these factors are considered, no specific weight is assigned to one factor as compared to the others in making an option, stock appreciation right or restricted stock grant determination. Stock options, stock appreciation rights and shares of restricted stock are generally granted and are effective on the date of the regularly scheduled February meeting of the Compensation Committee. On

February 23, 2007, 21,488 shares of restricted stock were awarded to the executive officers, and 97,596 cash-settled stock appreciation rights were granted to the executive officers. The total awards to each executive officer were based on the Benchmark Survey Data and the division for each executive officer was 33% restricted stock and 67% cash-settled stock appreciation rights.

The Company’s Compensation Committee may condition awards on the achievement of various performance goals, including return on equity, return on investment, return on net assets, shareholder value added, earnings from operations, pre-tax profits, net earnings, net earnings per share, working capital as a percent of net cash provided by operating activities, market price for the Common Stock and total shareholder return. In conjunction with selecting the applicable performance goal or goals, the Compensation Committee will also fix the relevant performance level or levels (e.g., a 15% return on equity) that must be achieved with respect to the goal or goals in order for the performance shares to be earned by the key employee. For 2007, awards were conditioned solely on the continuation of the executive officer’s employment with the Company for a period of three years from the grant date.

Other Benefits

The Company maintains certain other plans that provide, or may provide, compensation and benefits to the Company’s executive officers. These plans are principally the Company’s pension plan and 401(k) plan which are provided to all eligible employees and the supplemental executive retirement agreements and change in control and severance agreements which are discussed further below.

Pension Plan

The Company maintains a defined benefit pension plan (the “Retirement Plan”) to provide retirement benefits to certain employees, including the executive officers. Compensation covered by the Retirement Plan for each of the named executive officers is such person’s salary as shown in the Summary Compensation Table, subject to the maximum provided in the Internal Revenue Code. The maximum was $225,000 for 2007. The Retirement Plan is designed to attract and retain key management employees who are important to the successful operation of the Company.

Supplemental Executive Retirement Agreements

The Company has a supplemental executive retirement agreement with each of its executive officers, which supplement each such officer’s retirement income. Under the agreements, the executive officers are entitled to receive a monthly retirement benefit for fifteen years. These additional retirement benefits are designed to attract and retain key management employees who are important to the successful operation of the Company.

401(k) Plan

The Company maintains a 401(k) plan for all salaried employees, including the Company’s executive officers. Pursuant to the 401(k) plan, the Company matches 50% of the first 6% of compensation contributed by the Company’s executive officers up to allowable IRS limitations. The 401(k) plan is provided to all eligible employees, including the executive officers.

Change in Control and Severance Agreements

The Company has authorized named executive officers to receive protection and associated benefits in the event of a covered termination following a change in control of the Company or in the event of a covered involuntary termination from the Company. The Company provides change in control and severance benefits to the named executive officers in order to retain key members of management leading up to and through a potential change in control.

SUMMARY COMPENSATION TABLE

Set forth below is information regarding compensation earned by or awarded to the following of the Company’s executive officers during 2007: (i) William D. Gehl, Chairman and Chief Executive Officer; (ii) Malcolm F. Moore, President and Chief Operating Officer; (iii) Thomas M. Rettler, Vice President and Chief Financial Officer (Mr. Rettler resigned from the Company effective April 11, 2008); (iv) Daniel M. Keyes, Vice President Sales and Marketing; and (v) Daniel L. Miller, Vice President Manufacturing Operations. Messrs. Moore, Keyes and Miller represent the Company’s three most highly compensated executive officers whose total compensation exceeded $100,000, other than Messrs. Gehl and Rettler, who were serving as executive officers at December 31, 2007. The identification of such named executive officers is determined based on the individual’s total compensation for 2007, as reported below in the Summary Compensation Table, other than amounts reported as the actuarial increase in pension benefit accruals.

The following table sets forth for the Company’s named executive officers: (1) the dollar value of base salary paid and cash bonuses earned during the respective year; (2) the dollar value of the compensation cost of all outstanding stock and option awards recognized over the requisite service period, computed in accordance with Statement of Financial Accounting Standards No. 123R (“SFAS No. 123R”); (3) the dollar value of earnings for services pursuant to awards granted during the year under non-equity incentive plans; (4) the change in pension value during the year; (5) all other compensation for the year; and (6) the dollar value of total compensation for the year.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(f)	Option Awards ($)(f)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value ($)	All Other Compensation ($)		Total ($)
William D. Gehl	2007	561,775	423,800	257,881	256,977	639,775	36,494	(a)	2,176,702
Chairman and Chief Executive Officer	2006	481,149	179,925	309,590	310,145	640,614	41,225		1,962,648

Malcolm F. Moore	2007	375,508	157,475	172,095	149,476	218,809	25,590	(b)	1,098,953
President and Chief Operating Officer	2006	361,600	108,809	215,506	201,301	274,567	22,135		1,183,918

Thomas M. Rettler	2007	284,259	97,285	93,531	90,021	6,393	15,428	(c)	586,918
Vice President and Chief Financial Officer	2006	265,739	61,624	100,575	119,781	105,250	15,986		668,955

Daniel M. Keyes	2007	216,818	66,476	67,390	54,164	16,042	11,870	(d)	432,759
Vice President Sales and Marketing	2006	206,873	42,781	72,821	73,301	30,666	11,682		438,124

Daniel L. Miller	2007	179,090	38,714	35,151	45,366	37,948	8,693	(e)	344,962
Vice President Manufacturing Operations	2006	170,876	24,119	46,992	60,431	38,536	8,416		349,370

(a)	Includes: (i) $2,340 in life insurance premiums paid by the Company, (ii) $4,785 present value of split-dollar life insurance benefit paid by the Company, (iii) $16,200 in long-term disability insurance premium reimbursement and tax gross-up, (iv) $6,419 in extended-care insurance premiums paid by the Company, and (v) a matching contribution of $6,750 under the Gehl Savings Plan, a 401(k) plan.

(b)	Includes: (i) $2,340 in life insurance premiums paid by the Company, (ii) $12,600 in long-term disability insurance premium reimbursement and tax gross-up, (iii) a matching contribution of $6,750 under the Gehl Savings Plan, a 401(k) plan, and (iv) $3,900 paid by the Company for physical health examination.

(c)	Includes: (i) $1,778 in life insurance premiums paid by the Company, (ii) $6,900 in long-term disability insurance premium reimbursement and tax gross-up, and (iii) a matching contribution of $6,750 under the Gehl Savings Plan, a 401(k) plan.

(d)	Includes: (i) $1,357 in life insurance premiums paid by the Company, (ii) $4,700 in long-term disability insurance premium reimbursement and tax gross-up, and (iii) a matching contribution of $5,812 under the Gehl Savings Plan, a 401(k) plan.

(e)	Includes: (i) $1,120 in life insurance premiums paid by the Company, (ii) $2,200 in long-term disability insurance premium reimbursement and tax gross-up, and (iii) a matching contribution of $5,373 under the Gehl Savings Plan, a 401(k) plan.

(f)	Represents the share-based compensation expense recognized by the Company during the year in accordance with SFAS No. 123R. See Note 3 to Consolidated Financial Statements in the Company’s Annual Report for the year ended December 31, 2007 for a discussion of assumptions made in the valuation of share-based compensation.

The Company had an employment agreement with Mr. Gehl that ran through June 14, 2008. During the term of his employment agreement, Mr. Gehl was paid a minimum annual base salary of $432,300. The base salary paid to Mr. Gehl under his employment agreement was reviewed at least annually by the Board or a committee thereof and was increased or decreased at that time subject to the minimum base salary described above. As of December 31, 2007, Mr. Gehl’s base salary was $565,000. Under the terms of the employment agreement, Mr. Gehl was also eligible to receive, among other benefits, non-equity incentive plan compensation (subject to achieving certain Company financial and personal performance levels) and certain life insurance coverage. Mr. Gehl entered into a new employment agreement with the Company, effective June 14, 2008, with terms substantially similar (other than an increase of minimum base salary to $590,000) to those of his previous employment agreement. The terms of the new employment agreement also reflect revisions to the provisions of the previous agreement to comport with the requirements of Internal Revenue Code Section 409A. For additional information about Mr. Gehl’s new employment agreement, see below.

The other named executive officers do not have employment agreements other than change in control and severance agreements, each of which, together with the estimated possible benefits payable under such agreements, are further discussed below.

GRANTS OF PLAN-BASED AWARDS

The Company maintains the Executive Incentive Plan and the 2004 Equity Incentive Plan pursuant to which grants may be made to the Company’s executive officers. The following table sets forth information regarding all such incentive plan awards that were made to the named executive officers in 2007. The information supplements the dollar value disclosure of options and stock awards in the Summary Compensation Table by providing additional details about such awards. No other equity incentive awards were granted to the named executive officers in 2007. Cash awards pursuant to the Executive Incentive Plan are determined pursuant to the specific financial performance targets described below and individual performance goals for each of the named executive officers.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: No. of Shares of Stock or Units	All Other Option Awards: No. of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)
William D. Gehl	12/21/2007	192,000	384,000	575,000
	2/23/2007				8,929	40,552	$28.68	$707,022

Malcolm F. Moore	12/21/2007	107,000	215,000	322,000
	2/23/2007				5,119	23,250	$28.68	$405,353

Thomas M. Rettler	12/21/2007	66,000	132,000	198,000
	2/23/2007				3,571	16,221	$28.68	$282,794

Daniel M. Keyes	12/21/2007	41,000	81,000	122,000
	2/23/2007				2,381	10,814	$28.68	$188,539

Daniel L. Miller	12/21/2007	33,000	66,000	99,000
	2/23/2007				1,488	6,759	$28.68	$117,836

(1)	At the December 21, 2007 Compensation Committee meeting, pursuant to its annual practice, the Compensation Committee established financial performance targets for the 2008 Executive Incentive Plan. The specific performance targets for the executive officers for 2008 are net income before taxes, less non-recurring items, of $23,071,000 and return on assets of 5.5%.

OUTSTANDING EQUITY AWARDS AT YEAR-END

The following table sets forth information on outstanding option and stock awards held by the named executive officers at December 31, 2007, including the number of shares underlying both exercisable and unexercisable portions of each stock option or cash-settled stock appreciation right, as well as the exercise price and expiration date of each outstanding option or stock appreciation right.

	Option Awards					Stock Awards
Name	No. of Securities Underlying Unexercised Options (Exercisable)	No. of Securities Underlying Unexercised Options (Unexercisable)		Option Exercise Price	Option Expiration Date	No. of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested
William D. Gehl	29,000			$9.33	12/17/08
	45,000			$11.83	12/16/09
	75,000			$8.08	12/14/10
	97,500			$9.93	12/13/11
	12,500			$5.89	12/19/12
	45,000			$9.06	12/18/13
	54,000			$16.63	12/15/14
	8,708	17,416	(1)	$34.04	2/23/16	8,337	(2)	$133,725
		40,552	(3)	$28.68	2/22/17	8,929	(4)	$143,221

Malcolm F. Moore	12,000			$9.06	12/18/13
	36,750			$16.63	12/15/14
	5,679	11,358	(1)	$34.04	2/23/16	5,437	(2)	$87,209
	—	23,250	(3)	$28.68	2/22/17	5,119	(4)	$82,109

Thomas M. Rettler(5)	22,500			$12.02	8/22/14	7,500	(6)	$120,300
	3,525			$16.63	12/15/14
	4,141	8,281	(1)	$34.04	2/23/16	3,964	(2)	$63,583
	—	16,221	(3)	$28.68	2/22/17	3,571	(4)	$57,279

Daniel M. Keyes	2,500			$9.06	12/18/13
	6,800			$16.63	12/15/14
	3,000	6,001	(1)	$34.04	2/23/16	2,872	(2)	$46,067
	—	10,814	(3)	$28.68	2/22/17	2,381	(4)	$38,191

Daniel L. Miller	3,500			$9.06	12/18/13
	3,000			$16.63	12/15/14
	1,717	3,434	(1)	$34.04	2/23/16	1,644	(2)	$26,370
	—	6,759	(3)	$28.68	2/22/17	1,488	(4)	$23,868

(1)	Options vest 1/3 on each anniversary of the date of grant (2/24/06) and will be fully vested on 2/24/09.

(2)	Restrictions will be released on 2/24/09.

(3)	Cash-settled stock appreciation rights vest 1/3 on each anniversary of the date of grant (2/23/07) and will be fully vested on 2/23/10.

(4)	Restrictions will be released on 2/23/10.

(5)	Mr. Rettler resigned from the Company, effective April 11, 2008.

(6)	Restrictions will be released on 8/23/09.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding each exercise of stock options and vesting of restricted stock that occurred during 2007 for each of the Company’s named executive officers on an aggregated basis:

Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
William D. Gehl	15,000	$252,465	18,000	$299,340
Malcolm F. Moore	—	—	10,200	$169,626
Thomas M. Rettler	—	—	990	$16,464
Daniel M. Keyes	—	—	2,737	$45,516
Daniel L. Miller	—	—	1,500	$24,945

PENSION BENEFITS

The following table sets forth the actuarial present value of each named executive officer’s accumulated benefits under the Company’s pension plan and supplemental executive retirement plan as of December 31, 2007, assuming benefits are paid at age 65 for the Gehl Company Retirement Plan B and age 62 for the supplemental retirement benefit agreement based on current levels of compensation. See Note 11 to Consolidated Financial Statements in the Company’s Annual Report for the year ended December 31, 2007 for a discussion of assumptions made in determining pension benefits. The table also shows the number of years of credited service under each such plan as of December 31, 2007.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefits
William D. Gehl	Gehl Company Retirement Plan B	15	$266,666
	Supplemental retirement benefit agreement	15	$3,432,848
Malcolm F. Moore	Gehl Company Retirement Plan B	8	$112,750
	Supplemental retirement benefit agreement	8	$1,480,304
Thomas M. Rettler(1)	Gehl Company Retirement Plan B	3	$26,656
	Supplemental retirement benefit agreement	3	$575,291
Daniel M. Keyes	Gehl Company Retirement Plan B	7	$27,944
	Supplemental retirement benefit agreement	7	$175,496
Daniel L. Miller	Gehl Company Retirement Plan B	6	$37,888
	Supplemental retirement benefit agreement	6	$270,333

(1)	Mr. Rettler resigned from the Company, effective April 11, 2008.

Retirement Plan

The Company maintains a defined benefit pension plan (the “Retirement Plan”) to provide retirement benefits to certain employees, including the executive officers. The following table estimates various annual benefits payable at age 65 to participants with the years of service and average compensation levels set forth below:

	Estimated Annual Benefits Payable at Age 65 for Indicated Years of Credited Service
Final Annual Average Compensation	5 Years	10 Years	15 Years	20 Years	25 Years	35+ Years
$75,000	$3,750	$7,500	$11,250	$15,000	$18,750	$26,250
100,000	5,000	10,000	15,000	20,000	25,000	35,000
130,000	6,500	13,000	19,500	26,000	32,500	45,500
170,000	8,500	17,000	25,500	34,000	42,500	59,500
200,000	10,000	20,000	30,000	40,000	50,000	70,000
225,000	11,250	22,500	33,750	45,000	56,250	78,750

A participant may elect one of several single-life or joint-and-survivor annuity payment options, which provide monthly retirement benefits calculated on an actuarial basis. Benefits under the Retirement Plan are not reduced by a participant’s Social Security benefits. The Retirement Plan provides for reduced early-retirement benefits, upon the beneficiary reaching 55 years of age and having completed five years of service and pre-retirement death benefits. Messrs. Gehl and Moore are currently eligible for early retirement benefits under the Retirement Plan whereby each named executive officer’s retirement benefit is reduced by 5% for each year that the named executive officer retires before reaching the age of 65.

Compensation covered by the Retirement Plan for each of the named executive officers is such person’s salary as shown in the Summary Compensation Table, subject to the maximum provided in the Internal Revenue Code. The maximum was $225,000 for 2007. The number of years of credited service recognized as of December 31, 2007 for each of the named executive officers is set forth in the pension benefits table.

Supplemental Retirement Benefit Agreements

The Company has entered into a revised Supplemental Retirement Benefit Agreement, dated June 5, 2008, with William D. Gehl under which Mr. Gehl will receive a monthly retirement benefit for fifteen years. Under the agreement, the monthly benefit to be received by Mr. Gehl is computed by multiplying the percentage by which benefits have vested by an amount equal to 60% of average monthly compensation, computed by reference to the highest base salary and cash bonus earned for any five calendar years within the last ten completed calendar years of service preceding a Separation from Service, less any amounts Mr. Gehl would be entitled to receive under the Company’s Retirement Plan or pursuant to Social Security. Benefits vest under the agreement at a rate of 10% per year for the first four years of service with the Company and are deemed to be fully vested after five years and vesting is accelerated in the event of a Change in Control of the Company. Mr. Gehl is fully vested under his agreement. In the event of a covered termination within two years after a Change in Control of the Company, the present value of the benefit is payable in a lump-sum. A covered termination for purposes of the agreement would be a Separation from Service by the Company without Cause or by Mr. Gehl with Good Reason. The agreement also provides for a pre-retirement death benefit of ten annual installments of the greater of (1) 40% of the average annual compensation, computed by reference to the base salaries and cash bonuses from the Company paid to Mr. Gehl during his five highest paid calendar years within the ten completed calendar years preceding the date of death or (2) the actuarial equivalent, payable in installments over ten years, of the benefit that would have been paid to the beneficiary if Mr. Gehl had terminated employment immediately prior to his death. The supplemental retirement benefit agreement also contains a covenant not to compete that covers Mr. Gehl for a two-year period following his termination of employment. Failure to comply with such provision will result in a forfeiture of benefits under the agreement.

The Company has also entered into revised supplemental retirement benefit agreements, dated June 5, 2008, under which Malcolm F. Moore, Daniel M. Keyes and Daniel L. Miller will each receive a monthly retirement benefit for fifteen years. Under the agreements, the monthly retirement benefit to be received by each of Messrs. Moore, Keyes and Miller is identical to the supplemental benefit for Mr. Gehl described above, with the following exceptions: (1) for Mr. Moore the applicable percentage is 50% of average monthly compensation, with the offset of pension and Social Security, and (2) for Messrs. Keyes and Miller, the applicable percentage is 30% of average monthly compensation, without any offset. Benefits vest in the same fashion as under Mr. Gehl’s supplemental retirement benefit agreement, described above. As of December 31, 2007, Messrs. Moore, Keyes and Miller were fully vested under their respective supplemental retirement benefit agreements. Under the agreements, the pre-retirement death benefit uses the same formula as under Mr. Gehl’s supplemental retirement agreement (though based on the applicable executive’s own compensation and other relevant data), with the exception that the annual benefits are paid over five years, rather than ten years. The supplemental retirement benefit agreements also contain a covenant not to compete that covers Messrs. Moore, Keyes and Miller for a two-year period following termination of employment. Failure to comply with such provisions will result in a forfeiture of benefits under the agreements.

Assuming full vesting and salary levels at December 31, 2007, the annual benefits payable to Messrs. Gehl, Moore, Keyes and Miller under the supplemental retirement benefit agreements would be $354,689, $141,016, $70,935 and $58,402, respectively. Mr. Rettler resigned from the Company on April 11, 2008. Mr. Rettler is entitled to an annual benefit of $42,304 under his supplemental retirement benefit agreement.

The supplemental retirement benefit agreements define “Change in Control” as follows:

•	Securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding voting securities are acquired pursuant to a tender offer or an exchange offer; or

•

The shareholders of the Company approve a merger or consolidation of the Company with any other corporation as a result of which less than 50% of the outstanding voting securities of the surviving or resulting entity are owned by the former shareholders of the Company (other than a shareholder who is an “affiliate,” as defined under rules promulgated under the Securities Act of 1933, as amended, of any party to such consolidation or merger); or

•	The shareholders of the Company approve the sale of substantially all of the Company’s assets to a corporation which is not a wholly-owned subsidiary of the Company; or

•

Any person becomes the “beneficial owner,” as defined under rules promulgated under the Securities Exchange Act of 1934, as amended, directly or indirectly of securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding securities the effect of which (as determined by the Board) is to take over control of the Company; or

•

During any period of two consecutive years, individuals who, at the beginning of such period, constituted the Board cease, for any reason, to constitute at least a majority thereof, unless the election or nomination for election of each new director was approved by the vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period;

but only if such event is also a change in the ownership or effective control or a change in the ownership of a substantial portion of the assets of the Company, as defined by the applicable regulations for Internal Revenue Code Section 409A using its default provisions.

“Separation from Service” means a separation from service between employee and the Company, determined under the default rules of the applicable regulations for Internal Revenue Code Section 409A, with the exception that the default rule for a bona fide leave of absence for disability is extended from six months to twenty-nine months.

DISCLOSURE REGARDING TERMINATION AND

CHANGE IN CONTROL PROVISIONS

The following tables describe the potential payments upon termination or a change in control. These tables assume the executive officer’s employment was terminated on December 31, 2007, the last business day of the Company’s fiscal year, and the price per share was $16.04, the closing price of the Company’s common stock on December 31, 2007, the last trading day of the year. Descriptions of the circumstances that would trigger payments or the provision of benefits to the named executive officers, how such payments and benefits are determined under the circumstances, material conditions and obligations applicable to the receipt of payments or benefits and other material factors regarding such agreements and plans, as well as other material assumptions that the Company has made in calculating the estimated compensation, follow these tables. For purposes of preparing the disclosure tables regarding termination and change in control provisions, the supplemental retirement benefit listed for termination events other than death or in connection with a change in control, represents the present value of the executive’s vested supplemental retirement benefit assuming payments commence at age 62. The present value was determined using a discount rate of 6.25%.

William D. Gehl

Executive Benefits and Payments Upon Termination	Termination by Company for Cause or by Executive	Termination by Company not for Cause	Death	Termination by Company not for Cause or by Executive for Good Reason Following Change in Control
Compensation:
Executive Incentive Plan				$256,977
Severance		$1,130,000		$2,833,737	(1)
Stock Options Unvested & Accelerated			$—	$—
Restricted Stock Unvested & Accelerated			$276,946	$276,946
Benefits and Perquisites:
Supplemental Retirement Benefits	$3,432,848	$3,432,848	$3,432,848	$3,796,327	(1)
Health Benefits		$21,072		$21,072
Outplacement Benefit				$15,000
Reduction for 280G Tax Limitation				$(44,362)

Total:	$3,432,848	$4,583,920	$3,709,794	$7,155,698

(1)	While Mr. Gehl’s new employment agreement, dated June 14, 2008, provides that he is to receive a minimum base salary of $590,000, the amount of his severance payments and supplemental retirement benefits reflect his salary at December 31, 2007.

Malcolm F. Moore

Executive Benefits and Payments Upon Termination	Termination by Company for Cause or by Executive	Termination by Company not for Cause	Death	Termination by Company not for Cause or by Executive for Good Reason Following Change in Control
Compensation:
Executive Incentive Plan				$149,476
Severance		$376,064		$1,248,422
Stock Options Unvested & Accelerated			$—	$—
Restricted Stock Unvested & Accelerated			$169,318	$169,318
Benefits and Perquisites:
Supplemental Retirement Benefits	$1,480,304	$1,480,304	$1,480,304	$1,747,557
Health Benefits		$13,435		$26,870
Outplacement Benefit				$15,000
Reduction for 280G Tax Limitation				$—

Total:	$1,480,304	$1,869,803	$1,649,622	$3,356,644

Thomas M. Rettler(1)

Executive Benefits and Payments Upon Termination	Termination by Company for Cause or by Executive	Termination by Company not for Cause	Death	Termination by Company not for Cause or by Executive for Good Reason Following Change in Control
Compensation:
Executive Incentive Plan				$90,021
Severance		$285,000		$826,212
Stock Options Unvested & Accelerated			$—	$—
Restricted Stock Unvested & Accelerated			$241,162	$241,162
Benefits and Perquisites:
Supplemental Retirement Benefits	$172,587	$172,587	$626,868	$785,480
Health Benefits		$10,536		$21,072
Outplacement Benefit				$15,000
Reduction for 280G Tax Limitation				$(295,252)

Total:	$172,587	$468,123	$747,730	$1,683,696

(1)	Mr. Rettler resigned from the Company, effective April 11, 2008.

Daniel M. Keyes

Executive Benefits and Payments Upon Termination	Termination by Company for Cause or by Executive	Termination by Company not for Cause	Death	Termination by Company not for Cause or by Executive for Good Reason Following Change in Control
Compensation:
Executive Incentive Plan				$54,164
Severance		$217,216		$600,598
Stock Options Unvested & Accelerated			$—	$—
Restricted Stock Unvested & Accelerated			$84,258	$84,258
Benefits and Perquisites:
Supplemental Retirement Benefits	$175,496	$175,496	$420,442	$270,713
Health Benefits		$11,454		$22,908
Outplacement Benefit				$15,000
Reduction for 280G Tax Limitation				$—

Total:	$175,496	$404,166	$504,700	$1,047,641

Daniel L. Miller

Executive Benefits and Payments Upon Termination	Termination by Company for Cause or by Executive	Termination by Company not for Cause	Death	Termination by Company not for Cause or by Executive for Good Reason Following Change in Control
Compensation:
Executive Incentive Plan				$45,366
Severance		$179,419		$498,188
Stock Options Unvested & Accelerated			$—	$—
Restricted Stock Unvested & Accelerated			$50,237	$50,237
Benefits and Perquisites:
Supplemental Retirement Benefits	$270,333	$270,333	$346,157	$357,902
Health Benefits		$11,454		$22,908
Outplacement Benefit				$15,000
Reduction for 280G Tax Limitation				$—

Total:	$270,333	$461,206	$396,394	$989,601

CEO’s Employment Agreement

The Company has a employment agreement with Mr. Gehl, dated June 14, 2008, under which he is entitled to a minimum base salary, non-equity incentive plan compensation (subject to achieving certain Company financial and personal performance levels), participation in the Company’s benefits plans and certain life insurance coverage. Under that agreement, if for any reason other than for Cause or Mr. Gehl’s death or disability, and other than in connection with a Change in Control of the Company, the employment of Mr. Gehl is terminated before the term of employment has been completed, Mr. Gehl will be entitled to receive his base salary for two full years from the date of Mr. Gehl’s Separation from Service, as well as the opportunity to continue to participate in the Company’s employee benefit plans for such period.

Pursuant to his agreement, in the event of a Change in Control of the Company, the term of Mr. Gehl’s employment will automatically be extended to a date that is two years after the Change in Control. In addition, upon the Change in Control, Mr. Gehl’s unvested stock options will immediately vest and any restrictions on any other benefits granted to Mr. Gehl will terminate and those benefits shall become immediately exercisable or payable, as the case may be.

If, during the two-year period following a Change in Control, the Company imposes a Separation from Service (other than for Cause), or if Mr. Gehl terminates his employment for Good Reason, including if Mr. Gehl voluntarily terminates his employment in the 90 days immediately following the six-month anniversary of the Change in Control, then Mr. Gehl will receive a pro rata amount of the target bonus award for the portion of the year worked, regardless of actual performance, plus a lump-sum termination payment equal to three times the sum of his current base salary and the highest bonus he earned during the preceding five years, the present value of his benefits under his most current supplemental retirement benefit agreement, as discussed above, and a lump-sum cash payment of $15,000 in lieu of outplacement services. Mr. Gehl’s agreement also provides that he will receive family medical benefits for two years following such termination, which are at least substantially equal on an after-tax basis to the benefits provided prior to the Change in Control. Mr. Gehl’s employment agreement also provides the benefits described above in connection with certain terminations that are effected in anticipation of a Change in Control. The foregoing termination payment and other benefits may be reduced to the extent necessary to avoid an “excess parachute payment” under the Internal Revenue Code, but only if such reduction would result in a greater after-tax benefit to Mr. Gehl. For purposes of preparing the disclosure tables regarding termination and Change in Control provisions, it is assumed that no portion of the payments described above would be discounted as attributable to reasonable compensation for services provided after the Change in Control or attributed to any non-competition agreement. Further, it is assumed that it will be proven, by clear and convincing evidence, that the awards of stock options and restricted stock in 2007 were not made in connection with or contemplation of a Change in Control of the Company.

Under his employment agreement, Mr. Gehl is subject to a covenant not to compete following termination of his employment with the Company. Failure to comply with the covenant will result in a forfeiture of benefits under the agreement.

Mr. Gehl’s employment agreement defines the following terms:

“Cause” means termination by action of the Board because of the failure of Mr. Gehl to fulfill his obligations under his employment agreement or because of serious willful misconduct by Mr. Gehl in respect of his obligation under his employment agreement, as, for example, the commission by Mr. Gehl of a felony or the perpetration by Mr. Gehl of a common-law fraud against the Company or any major material action (i.e., not procedural or operational differences) taken against the expressed directive of the Board.

“Change in Control” is defined as one of the following:

•	Securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding voting securities are acquired pursuant to a tender offer or an exchange offer; or

•

The shareholders of the Company approve a merger or consolidation of the Company with any other corporation as a result of which less than 50% of the outstanding voting securities of the surviving or resulting entity are owned by the former shareholders of the Company (other than a shareholder who is an “affiliate,” as defined under rules promulgated under the Securities Act of 1933, as amended, of any party to such consolidation or merger); or

•	The shareholders of the Company approve the sale of substantially all of the Company’s assets to a corporation which is not a wholly-owned subsidiary of the Company; or

•

Any person becomes the “beneficial owner,” as defined under rules promulgated under the Securities Exchange Act of 1934, as amended, directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding securities the effect of which (as determined by the Board) is to take over control of the Company; or

•

During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board cease, for any reason, to constitute at least a majority thereof, unless the election or nomination for election of each new director was approved by the vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period;

but only if such event is also a change in ownership or effective control or a change in the ownership of a substantial portion of the assets of the Company as defined by the applicable regulations of Internal Revenue Code Section 409A.

“Good Reason” is defined as the occurrence of any one of the following events or conditions after, or in anticipation of, the Change in Control:

•

The removal of Mr. Gehl from, or any failure to reelect or reappoint Mr. Gehl to, any of the positions held with the Company on the date of the Change in Control or any other positions with the Company to which Mr. Gehl shall thereafter be elected, appointed or assigned, except in connection with the termination of his employment for disability, Cause, as a result of his death or by Mr. Gehl other than for Good Reason;

•

A good faith determination by Mr. Gehl that there has been a significant adverse change, without Mr. Gehl’s written consent, in Mr. Gehl’s working conditions or status with the Company from such working conditions or status in effect immediately prior to the Change in Control, including but not limited to (A) a significant change in the nature or scope of Mr. Gehl’s authority, powers, functions, duties or responsibilities, or (B) a significant reduction in the level of support services, staff, secretarial and other assistance, office space and accoutrements;

•	Any material breach by the Company of any provision of Mr. Gehl’s employment agreement;

•

Any purported termination of Mr. Gehl’s employment for cause by the Company which is determined under the employment agreement not to be for conduct encompassed in the definition of Cause contained herein;

•

The failure of the Company to obtain an agreement, satisfactory to Mr. Gehl, from any successor or assign of the Company, to assume and agree to perform his employment agreement, as contemplated in the employment agreement;

•

The Company’s requiring Mr. Gehl to be based at any office or location which is not within a 50 mile radius of West Bend, Wisconsin, except for travel reasonably required in the performance of Mr. Gehl’s responsibilities hereunder, without Mr. Gehl’s consent; or

•

Any voluntary termination of employment by Mr. Gehl for any reason where the notice of termination is delivered by Mr. Gehl to the Company at any time within 90 days following the six-month anniversary of the Change in Control.

“Separation from Service” means a separation from service between employee and the Company, determined under the default rules of the applicable regulations for Internal Revenue Code Section 409A, with the exception that the default rule for a bona fide leave of absence for disability is extended from six months to twenty-nine months.

Change in Control and Severance Agreements

On June 5, 2008, the Company entered into revised severance agreements with each of Malcolm F. Moore, Daniel M. Keyes and Daniel L. Miller. Pursuant to the terms of their respective severance agreements, in the event of a Change in Control of the Company, Messrs. Moore, Keyes and Miller will be granted two-year employment terms with the Company and will be entitled to such base salaries, bonus opportunities and other benefits substantially equivalent to those to which they were entitled immediately prior to the Change in Control. In addition, upon the Change in Control, their unvested stock options will automatically vest and any restrictions on any other benefits granted to them shall terminate and those benefits shall become fully vested.

If, during the two-year employment period following a Change in Control, the executive officer experiences a Separation from Service because of termination by the Company without Cause, or if the officer terminates his employment for Good Reason, but not if the executive officer voluntarily terminates his employment, then the officer will receive a pro rata amount of the target bonus award for the portion of the year worked, regardless of actual performance, family medical benefits for two years after such termination which are at least substantially equal on an after-tax basis to the benefits provided prior to the Change in Control, a lump-sum termination payment equal to two times the sum of his current base salary and the highest bonus amount earned by each in any of the five fiscal years preceding the year in which the date of the Separation from Service occurs, the present value of his benefits under his most current supplemental retirement benefit agreement with the Company, as discussed above, and a lump-sum cash payment of $15,000 in lieu of outplacement services. The severance agreements also provide that the benefits described above may be payable in connection with certain Separations from Service that are effected in anticipation of a Change in Control.

In addition, the severance agreements provide that, if the executive officer’s employment is involuntarily terminated by the Company other than for Cause or upon the officer’s death or disability, and other than in connection with a Change in Control, the officer will be entitled to receive his base salary for one full year from the date of termination, and to participate in the Company’s group health and welfare plans for one year after such termination.

The foregoing termination payments and other benefits may be reduced to the extent necessary to avoid an “excess parachute payment” under the Internal Revenue Code, but only if such reduction would result in a greater after-tax benefit to the executive. For purposes of preparing the disclosure tables regarding termination and change in control provisions, it is assumed that no portion of the payments described above would be discounted as attributable to reasonable compensation for services provided after the change in control or attributed to any non-competition agreement. Further, it is assumed that it will be proven, by clear and convincing evidence, that the awards of stock options and restricted stock in 2007 were not made in connection with or contemplation of a Change in Control of the Company.

The severance agreements define the following terms:

“Cause” means termination by action of the Board because of the material failure of the executive officer to fulfill his obligations as an officer of the Company or because of serious willful misconduct by the executive officer in respect of his obligations as an officer of the Company as, for example, the commission by the executive officer of a felony or the perpetration by the executive officer of a common-law fraud against the Company or any major material action (i.e., not procedural or operational differences) taken against the expressed directive of the Board.

“Change in Control” is defined as one of the following:

•	Securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding voting securities are acquired pursuant to a tender offer or an exchange offer; or

•

The shareholders of the Company approve a merger or consolidation of the Company with any other corporation as a result of which less than fifty percent (50%) of the outstanding voting securities of the surviving or resulting entity are owned by the former shareholders of the Company (other than a shareholder who is an “affiliate,” as defined under rules promulgated under the Securities Act of 1933, as amended, of any party to such consolidation or merger); or

•	The shareholders of the Company approve the sale of substantially all of the Company’s assets to a corporation which is not a wholly-owned subsidiary of the Company; or

•

Any person becomes the “beneficial owner,” as defined under rules promulgated under the Securities Exchange Act of 1934, as amended, directly or indirectly of securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding securities the effect of which (as determined by the Board) is to take over control of the Company; or

•

During any period of two consecutive years, individuals who, at the beginning of such period, constituted the Board cease, for any reason, to constitute at least a majority thereof, unless the election or nomination for election of each new director was approved by the vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period;

but only if such event is also a change in ownership or effective control or change in the ownership of a substantial portion of the assets of the Company, as defined by the applicable regulations for Internal Revenue Code Section 409A.

“Good Reason” is defined as the occurrence of any one of the following events or conditions after, or in anticipation of, the Change in Control:

•

The removal of the executive officer from, or any failure to re-elect or reappoint the executive officer to, any of the positions held with the Company on the date of the Change in Control or any other positions with the Company to which the executive officer shall thereafter be elected, appointed or assigned, except in connection with the termination of his employment for disability, Cause, as a result of his death or by the executive officer other than for Good Reason; or

•

A good faith determination by the executive officer that there has been a significant adverse change, without the executive officer’s written consent, in the executive officer’s working conditions or status with the Company from such working conditions or status in effect immediately prior to the Change in Control, including but not limited to (A) a significant change in the nature or scope of the executive officer’s authority, powers, functions, duties or responsibilities, or (B) a significant reduction in the level of support services, staff, secretarial and other assistance, office space and accoutrements; or

•	Any material breach by the Company of any provision of the change in control agreement; or

•	Any purported termination of the executive officer’s employment for Cause by the Company which is determined not to be for conduct encompassed in the definition of Cause; or

•	The failure of the Company to obtain an agreement, satisfactory to the executive officer, from any successor or assign of the Company, to assume and agree to perform the agreement; or

•

The Company’s requiring the executive officer to be based at any office or location which is not within a 50 mile radius of West Bend, Wisconsin, except for travel reasonably required in the performance of the executive officer’s responsibilities, without the executive officer’s consent.

“Separation from Service” means a separation from service between employee and the Company, determined under the default rules of the applicable regulations for Internal Revenue Code Section 409A, with the exception that the default rule for a bona fide leave of absence for disability is extended from six months to twenty-nine months.

Supplemental Retirement Benefit Agreements

As described in “Supplemental Retirement Benefit Agreements,” the Company has entered into supplemental retirement benefit agreements with each of the named executive officers, which provide benefits upon certain termination events or a change in control.

Prior Agreements

As noted above, on June 5, 2008 Mr. Gehl entered into a new employment agreement and supplemental retirement benefit agreement with the Company and Messrs. Moore, Keyes and Miller entered into amended and restated change in control and severance agreements and supplemental retirement benefit agreements with the Company. Prior to that time, including at December 31, 2007, there was in place a prior employment agreement and a prior supplemental retirement benefit agreement between Mr. Gehl and the Company and prior change in control and severance agreements and supplemental retirement benefit agreements between the Company and each of Messrs. Moore, Rettler, Keyes and Miller.

Mr. Gehl’s new employment agreement is substantially similar to his respective prior agreement, except that:

•	Mr. Gehl’s term of employment commences on June 14, 2008 and ends on June 14, 2011;

•	Mr. Gehl’s minimum base salary is now $590,000;

•	In the event of certain covered terminations related to a change in control of the Company, Mr. Gehl elected to receive a lump-sum cash benefit of $15,000 in lieu of any outplacement services; and

•	The agreement was amended to conform to the technical requirements of Section 409A of the Internal Revenue Code.

Each of the amended and restated change in control and severance agreements and supplemental retirement agreements is substantially similar to its respective prior agreement, except that the restated agreements reflect certain technical amendments to conform the agreements to, or otherwise relating to, the requirements of Section 409A of the Internal Revenue Code.

Because Mr. Rettler resigned from the Company prior to June 5, 2008, he did not enter into a new change in control and severance agreement. As such, the table above with respect to terminations and change in control provisions for Mr. Rettler reflects his change in control and severance agreement that was in place at December 31, 2007 and at the time of his resignation. In order to conform with the technical requirements of Section 409A of the Internal Revenue Code, Mr. Rettler entered into a new supplemental retirement benefit agreement with the Company on June 23, 2008. Under his supplemental retirement agreement, at August 15, 2008 Mr. Rettler:

•	Was entitled to a monthly supplemental retirement benefit receivable computed by multiplying a vesting percent by the product of: (i) $29,378 and (ii) 40%;

•	Had three years of credited service toward vesting; and

•	Was entitled to an annual benefit of $42,304.

DIRECTOR COMPENSATION

Directors who are officers or employees of the Company receive no compensation as such for service as members of the Board or committees thereof. Each of the non-employee directors receives an annual retainer fee of $20,000. In addition, the Chairman of the Audit Committee receives a $5,000 annual retainer fee, and the Chairman of the Compensation Committee receives a $3,000 annual retainer fee. Each non-employee director receives a fee of $1,250 for each Board meeting attended and a fee for each committee meeting attended according to the following schedule:

Committee	Chairman	Member
Audit	$2,500	$1,500
Compensation	$1,500	$1,000
Nominating and Corporate Governance	$1,000	$750

In addition to the compensation described above, and in accordance with the terms of the Gehl Company 2004 Equity Incentive Plan, each of the non-employee directors on April 30, 2007 (the next business day after the 2007 annual meeting), automatically received options to purchase 3,000 shares of Common Stock at a per share exercise price of $30.840. Under the 2004 Equity Incentive Plan, each non-employee director (if he continues to serve in such capacity) will, on the day after the annual meeting of shareholders in each year, automatically be granted options to purchase 3,000 shares of Common Stock. Options granted to non-employee directors under the 2004 Equity Incentive Plan have a per share exercise price equal to 100% of the market value of a share of Common Stock on the date of grant and become exercisable ratably over the three-year period following the date of grant, except that if the non-employee director ceases to be a director by reason of death, disability or retirement within three years after the date of grant or in the event of a “change of control of the Company” (as defined in the 2004 Equity Incentive Plan) within three years after the date of grant, then the option will become immediately exercisable in full. Options granted to non-employee directors terminate on the earlier of: (a) ten years after the date of grant, or (b) twelve months after the non-employee director ceases to be a director of the Company.

The following table sets forth information regarding the compensation received by each of the Company’s non-employee directors during 2007:

Name	Fees Earned or Paid in Cash	Option Awards(1)(2)(3)	Total
Thomas J. Boldt	$34,000	$32,696	$66,696
Marcel-Claude Braud	$27,500	$30,893	$58,393
John T. Byrnes	$33,000	$32,696	$65,696
Richard J. Fotsch	$28,250	$32,696	$60,946
Bruce D. Hertzke	$32,000	$11,590	$43,590
John W. Splude	$40,750	$32,696	$73,446
Dr. Hermann Viets	$30,500	$32,696	$63,196

(1)	The April 30, 2007 grant date fair value of each director’s option award of 3,000 shares was $34,770.

(2)	Represents the share-based compensation expense recognized by the Company during 2007 in accordance with SFAS No. 123R. See Note 3 to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, for a discussion of assumptions made in the valuation of share-based compensation.

(3)	Options outstanding at December 31, 2007 for each director were as follows: Mr. Boldt, 30,000 options; Mr. Braud, 9,000 options; Mr. Byrnes, 24,000 options; Mr. Fotsch, 24,000 options; Mr. Hertzke, 3,000 options; Mr. Splude, 24,000 options; and Mr. Viets, 27,000 options.

Compensation Committee Interlocks and Insider Participation

William D. Gehl, Chairman and Chief Executive Officer of the Company, serves as a director of Mason Wells, Inc. where John T. Byrnes, a director of the Company and the Chairman of the Company’s Compensation Committee, serves as President and Executive Managing Director.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board is composed of three directors and operates under a written charter approved by the Board. Each member of the Audit Committee meets the audit committee independence requirements of the Nasdaq rules and is independent under the rules of the Securities and Exchange Commission.

Management is responsible for the Company’s financial statements and the reporting process, including the system of internal controls. The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of the audited financial statements with accounting principles generally accepted in the United States of America. The Audit Committee’s responsibility is to monitor and oversee this process.

In discharging its oversight responsibility relative to the audit process, the Audit Committee performed, among others, the following functions for the fiscal year 2007:

•	Reviewed and discussed with management the audited financial statements for the fiscal year ending December 31, 2007;

•

Discussed with the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, the matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditors Communication with those Charged with Governance);

•

Received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 and discussed with PricewaterhouseCoopers LLP its independence; and

•	Reviewed the Audit Committee Charter.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2007.

The Audit Committee has concluded that PricewaterhouseCoopers LLP’s provision of the audit and permitted non-audit services described above is compatible with maintaining PricewaterhouseCoopers LLP’s independence. The Audit Committee has established pre-approval policies and procedures with respect to audit and permitted non-audit services to be provided by the Company’s independent registered public accounting firm. Pursuant to these policies and procedures, the Audit Committee may form, and delegate authority to, subcommittees consisting of one or more members when appropriate to grant such pre-approvals, provided that decisions of such subcommittee to grant pre-approvals are presented to the full Audit Committee at its next scheduled meeting. The Audit Committee’s pre-approval policies do not permit the delegation of the Audit Committee’s responsibilities to management. During 2007, no fees to the independent registered public accounting firm were approved pursuant to the de minimis exception under the Securities and Exchange Commission rules.

AUDIT COMMITTEE: John W. Splude (Chairman); Thomas J. Boldt; Bruce D. Hertzke

OTHER MATTERS

Compliance with Section 16(a) Beneficial Ownership Reporting

Section 16(a) of the Securities and Exchange Act of 1934 requires the Company’s directors, officers and any beneficial owners of greater than 10% of the Company’s Common Stock file reports with the Securities and Exchange Commission regarding their ownership of Common Stock and any changes in such ownership. Based upon the Company’s review of copies of these reports, the Company believes that during 2007 the directors, officers and owners of greater than 10% of the Common Stock have complied with the Section 16(a) filing requirements.

Transactions with Related Persons

Except as disclosed in this section, the Company had no transactions during 2007, and none are currently proposed, in which the Company was a participant and in which any related person had a direct or indirect material interest. The Company’s Board has adopted policies and procedures regarding related person transactions. For purposes of these policies and procedures:

•	A “related person” means any of the Company’s directors, executive officers or nominees for director or any of their immediate family members; and

•

A “related person transaction” generally is a transaction (including any indebtedness or a guarantee of indebtedness) in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which a related person had or will have a direct or indirect material interest.

Each of the Company’s executive officers, directors or nominees for director is required to disclose to the Audit Committee certain information relating to related person transactions for review, approval or ratification by the Audit Committee. Disclosure to the Audit Committee should occur before, if possible, or as soon as practicable after the related person transaction is effected, but in any event as soon as practicable after the executive officer, director or nominee for director becomes aware of the related person transaction. The Audit Committee’s decision whether or not to approve or ratify a related person transaction is to be made in light of the Audit Committee’s determination that consummation of the transaction is not or was not contrary to the Company’s best interests. Any related person transaction must be disclosed to the full Board of Directors.

The Company has an agreement with Parent, which owns more than 10% of the Common Stock of the Company, pursuant to which each party purchases certain models of telescopic handlers manufactured by the other for distribution in the United States. Pursuant to that agreement, in 2007 the Company purchased telescopic handlers and related service parts from Parent with an aggregate wholesale value of approximately $2.6 million, and in 2007, the Company sold to Parent telescopic handlers and related service parts with an aggregate wholesale value of approximately $1.1 million. In addition, the Company has a license and manufacturing agreement with Parent to manufacture certain models of telescopic handlers. The terms of the distribution agreement with Parent, the related purchases by each party, and the terms of the licensing and manufacturing agreement were negotiated between the Company and Parent on an arms-length basis in 2004. Mr. Braud, a director of the Company, is President and Chief Executive Officer of the Manitou Group, which includes Parent.

ANNEX B

Investment Banking

September 7, 2008

Board of Directors

Gehl Company

143 Water Street

West Bend, WI 53095

Members of the Board of Directors:

Gehl Company (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) with Manitou BF S.A. (“Parent”) and Tenedor Corporation, a direct wholly-owned subsidiary of Parent (“Purchaser”), pursuant to which, among other things, (i) Purchaser will commence a tender offer (the “Offer”) to purchase all outstanding shares of common stock of the Company at a price of $30.00 per share, net to the seller in cash, and (ii) following consummation of the Offer, Purchaser shall merge with and into the Company (the “Merger”, and, together with the Offer, the “Transaction”) and (iii) upon the effectiveness of the Merger, each share of common stock of the Company issued and outstanding immediately prior to such effective time (other than certain shares of common stock owned directly or indirectly by Parent or Purchaser and their respective subsidiaries, and otherwise as set forth in the Agreement) will be converted into the right to receive $30.00 per share in cash (together with the consideration paid in the Offer, the “Consideration”). The Agreement also contemplates that Parent and the Company will enter into a voting and tender agreement relating to the shares of the Company’s common stock held by Parent and its affiliates under which Parent will tender such shares in the Offer and vote such shares in favor of the adoption of the Agreement.

In connection with your consideration of the Transaction, you have requested our opinion as to the fairness, from a financial point of view, to the holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock of the Consideration to be received by such holders. Pursuant to your request, we have only considered the fairness of the Consideration payable to the holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock in the Transaction from a financial point of view and we express no opinion about the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the Consideration to be received by the holders of the Company’s common stock pursuant to the Agreement.

As part of our investment banking business, we are engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Robert W. Baird & Co.

777 East Wisconsin Avenue

Milwaukee WI 53202-5391

Main 414 765-3758

Toll Free 800 792-2473

Fax 414 765-3912

www.rwbaird.com

Board of Directors

September 7, 2008

In conducting our investigation and analyses and in arriving at our opinion herein, we have reviewed such information and have taken into account such financial and economic factors, investment banking procedures and considerations as we have deemed relevant under the circumstances. In that connection, we have, among other things: (i) reviewed certain audited consolidated financial statements of the Company and internal information, primarily financial in nature, including financial forecasts (the “Forecasts”), concerning the business and operations of the Company furnished to us for purposes of our analysis; (ii) reviewed publicly available information including, but not limited, to the Company’s recent filings with the Securities and Exchange Commission and equity analyst research reports covering the Company prepared by various investment banking firms including our firm; (iii) reviewed the draft Agreement dated September 3, 2008 in the form presented to the Company’s Board of Directors; (iv) compared the financial position and operating results of the Company with those of other publicly traded companies we deemed relevant and considered the market trading multiples of such companies; (v) compared the historical market prices and trading activity of the Company’s common stock with those of other publicly traded companies we deemed relevant; (vi) compared the proposed financial terms of the Transaction with the financial terms of other business combinations we deemed relevant; and (vii) considered the present values of the forecasted cash flows of the Company. We have held discussions with members of the Company’s senior management concerning the Company’s historical and current financial condition and operating results, as well as the future prospects of the Company. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. We have also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided to us by or on behalf of the Company. We have not independently verified any information supplied to us by the Company that formed a substantial basis for our opinion. We have not been engaged to independently verify, and have not assumed any responsibility to verify, any such information, and we have assumed that the Company is not aware of any information prepared by it or its advisors that might be material to our opinion that has not been provided to us. We have assumed that: (i) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in its financial statements; (ii) the financial statements of the Company provided to us present fairly the results of operations, cash flows and financial condition of the Company for the periods indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the Forecasts were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company’s senior management as to the future performance of the Company and we have relied upon such Forecasts in the preparation of this opinion; (iv) we have not considered any strategic, operating or cost benefits that might result from the Transaction or any expenses relating to the Transaction; (v) the Transaction will be consummated in accordance with the terms and conditions of the draft Agreement without any amendment thereto and without waiver by any party of any of the conditions to their respective obligations thereunder; (vi) in all respects material to our analysis, the representations and warranties contained in the draft Agreement are true and correct and that each party will perform all of the covenants and agreements required to be performed by it under such Agreement; and (vii) all material corporate, governmental, regulatory or other consents and approvals required to consummate the Transaction have been or will be obtained. We have relied as to all legal matters regarding the Transaction on the advice of counsel of the Company. In conducting our review, we have not undertaken nor obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company nor have we made a physical inspection of the properties or facilities of the Company. In each case, we have made the assumptions above with your consent.

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Board of Directors

September 7, 2008

Our opinion necessarily is based upon economic, monetary and market conditions as they exist and can be evaluated on the date hereof, and our opinion does not predict or take into account any changes which may occur, or information which may become available, after the date hereof. Furthermore, we express no opinion as to the price or trading range at which any of the Company’s securities (including the Company’s common stock) will trade following the date hereof.

Our opinion has been prepared at the request and for the information of the Board of Directors of the Company, and may not be relied upon, used for any other purpose or disclosed to any other party without our prior written consent; provided, however, that this letter may be reproduced in full in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transaction. Any reference to us or our opinion in such filings (or any other publicly available document), however, shall be subject to our prior review and approval. This opinion does not address the relative merits of: (i) the Transaction, the draft Agreement or any other agreements or other matters provided for or contemplated by the draft Agreement; (ii) any other transactions that may be or might have been available as an alternative to the Transaction; or (iii) the Transaction compared to any other potential alternative transactions or business strategies considered by the Company’s Board of Directors and, accordingly, we have relied upon our discussions with the senior management of the Company with respect to the availability and consequences of any alternatives to the Transaction. At your direction, we have not been asked to, and we do not, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or the form of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how any such shareholder should vote with respect to the Transaction or whether any shareholder of the Company should tender shares of the Company’s common stock in any tender offer.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for rendering this opinion, which fee is not contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us against certain liabilities that may arise out of our engagement. We will not receive any other significant payment of compensation contingent upon the successful completion of the Transaction. In the past, we have provided investment banking services to the Company for which we received our customary compensation.

We are a full service securities firm. As such, in the ordinary course of our business, we may from time to time trade the securities of the Company and/or the Purchaser for our own account or the accounts of our customers and, accordingly, may at any time hold long or short positions or effect transactions in such securities. Our firm may also prepare equity analyst research reports from time to time regarding the Company.

Our opinion was approved by a fairness committee, a majority of the members of which were not involved in providing financial advisory services on our behalf to the Company in connection with the Transaction.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock is fair, from a financial point of view, to such holders of the Company’s common stock.

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED

B-3

ANNEX C

September 7, 2008

CONFIDENTIAL

Board of Directors

Gehl Company

West Bend, WI 53095

Dear Directors:

Gehl Company (the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) as an independent financial advisor to provide an opinion (the “Opinion”) as of the date hereof as to the fair value of the common stock of the Company. It is Duff & Phelps’ understanding that the Opinion will be used by the Board of Directors for the purpose of complying with the requirements of section DFI-Sec 6.05 of the regulations of the Wisconsin Department of Financial Institutions in connection with the contemplated transaction described below (the “Proposed Transaction”). The Proposed Transaction involves the acquisition of the common stock of the Company by Manitou BF S.A. pursuant to a cash tender offer and second step merger. As used in this Opinion, the term “fair value” means the value of the shares of common stock of the Company, excluding any appreciation or depreciation in anticipation of the Proposed Transaction, with no minority discount or lack-of-marketability discount; it is intended to reflect the value of a shareholder’s proportionate interest in the Company without any such discounts.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Discussed the operations, financial condition, future prospects, and projected performance of the Company with the management of the Company;

2.	Reviewed certain audited financial statements and other business and financial information of the Company;

3.	Reviewed certain internal financial statements and other financial and operating data concerning the Company, which the Company has respectively identified as being the most current financial statements available;

4.	Reviewed certain financial forecasts prepared by the management of the Company;

5.	Reviewed the historical trading price and trading volume of the common stock of the Company, and publicly traded securities of certain other companies that it deemed relevant;

6.	Compared the financial performance of the Company with the performance of certain other publicly traded companies that it deemed relevant; and

7.	Conducted such other analyses as it deemed appropriate and considered such other factors as it deemed relevant.

www.duffandphelps.com

Gehl Company

September 7, 2008

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with your consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information; and

2.	Assumed, management of the Company having so advised us, that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps by or on behalf of the Company were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same.

In its analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon.

Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a fairness opinion, credit rating, solvency opinion, an analysis of the Company’s creditworthiness, as tax advice, or as accounting advice. In addition, Duff & Phelps is not expressing any opinion as to the value of the common stock of the Company after announcement of the Proposed Transaction. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons.

The basis and methodology for this Opinion have been designed specifically for the express purposes of the Board of Directors and may not translate to any other purposes. This Opinion (a) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; and (b) is not a recommendation as to how the Board of Directors, any shareholder, or any other person or entity should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting this Opinion after the date hereof and prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw this Opinion.

C-2

Gehl Company

September 7, 2008

Subject to the prior written approval of Duff & Phelps, this Opinion may be included in its entirety in any statement on Schedule 14D-9 or proxy statement distributed to shareholders of the Company in connection with the Proposed Transaction or other document required by law or regulation to be filed with the Securities and Exchange Commission or the Division of Securities in the Wisconsin Department of Financial Institutions, and you may summarize or otherwise reference the existence of this Opinion in such documents, provided that any such summary or reference language shall also be subject to the prior written approval by Duff & Phelps. Except as described above, this Opinion may not be quoted from or referred to, in whole or in part, in any written document or used for any other purpose, without Duff & Phelps’ prior consent.

Duff & Phelps has acted as financial advisor to the Board of Directors of the Company in providing this Opinion, and will receive a fee for its services. In addition, the Company has agreed to indemnify Duff & Phelps for certain liabilities and reimburse Duff & Phelps for certain expenses arising out of this engagement. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in the Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the engagement letter between the Company and Duff & Phelps, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ informing the Company that it is prepared to deliver its Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of the date hereof, the fair value of the common stock of the Company is $17.65 per share.

Respectfully submitted,

C-3

ANNEX D

September 7, 2008

CONFIDENTIAL

Board of Directors

Gehl Company

143 Water Street

P.O. Box 179

West Bend, WI 53095-0179

Dear Directors:

The Board of Directors of Gehl Company (“Gehl” or the “Company”) has asked Emory & Co., LLC (“Emory”) to recommend the compensation for 100% of the outstanding common stock of Gehl (the “Opinion”). This is being done to satisfy the condition of Section DFI-Sec 6.05(1)(a)1a of the regulations of the Wisconsin Department of Financial Institutions in connection with a proposed going private transaction (the “Transaction”).

As used in this Opinion, the term “fair value” means the value of the shares of common stock of the Company, excluding any appreciation or depreciation in anticipation of the proposed Transaction, with no minority discount or lack of marketability discount; it is intended to reflect the value of a shareholder’s proportionate interest in the Company without any such discounts.

Emory is a business valuation and merger & acquisition advisory firm that is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, employee stock ownership plans, estate planning, corporate and other purposes. Emory does not beneficially own, nor has it ever beneficially owned, any interest in Gehl.

Emory’s Opinion is intended for the use and benefit of Gehl’s Board of Directors in connection with, and for the purpose of, its consideration of the Transaction. The Opinion is directed only to the recommended compensation for the proposed Transaction from a financial point of view to the holders of Gehl’s common stock, and does not address the merits of the underlying decision by Gehl’s Board of Directors to engage in the Transaction, and does not constitute a recommendation to any shareholder as to how that shareholder should vote with respect to the Transaction.

In arriving at its opinion, Emory, among other things:

1.	reviewed Gehl’s most recent Form 10-K and Form 10-Q filed with the U.S. Securities and Exchange Commission;

2.	reviewed Gehl’s audited financial statements for the five years ended December 31, 2007;

3.	reviewed unaudited interim financial statements, which Gehl’s management has identified as being the most current financial statements available;

4.	reviewed certain operating and financial information provided to Emory by management relating to Gehl’s business and prospects;

5.	reviewed research analyst reports on Gehl by Robert W. Baird & Co., Incorporated, Sidoti & Company, LLC, and BMO Capital Markets Corp.;

6.	interviewed certain members of Gehl’s senior management to discuss its operations, historical financial statements, and future prospects;

7.	toured Gehl’s corporate offices in West Bend, Wisconsin, and its manufacturing facilities in Yankton and Madison, South Dakota;

8.	reviewed certain publicly available filings, financial data, stock market performance data, and dividend policies regarding Gehl;

Board of Directors

Gehl Company

September 7, 2008

9.	reviewed publicly available financial data and stock market performance data of publicly traded companies Emory considered somewhat similar to Gehl;

10.	reviewed publicly available prices and premiums paid in transactions Emory considered somewhat similar to the Transaction; and

11.	conducted such other studies, analyses, inquiries, and investigations, as Emory deemed appropriate for purposes of its Opinion.

In providing its opinion, Emory relied upon and assumed, without independent verification, the accuracy and completeness of all financial information that was available to it from public sources and all the financial and other information provided to it by Gehl or its representatives. Emory further relied upon the assurances of Gehl’s management that they were unaware of any facts that would make the information Gehl or its representatives provided incomplete or misleading. Emory assumed the projected financial results were reasonably prepared on bases reflecting the best currently available estimates and judgment of Gehl’s management. Emory did not express an opinion or any other form of assurance as to the reasonableness of the underlying assumptions. Emory did not solicit any third party indications of interest for the acquisition of all or any part of Gehl. Emory did not advise Gehl’s Board of Directors on alternatives to the Transaction, nor did it review any merger agreement, offer to purchase, recommendation statement, proxy statement, or similar documents that have been or may be prepared for use in connection with the Transaction. Emory’s opinion is necessarily based on economic, market, financial and other conditions as they exist and can be evaluated by it as of the date of this letter. Emory did not perform or obtain an independent appraisal of any of Gehl’s assets or liabilities. Emory did not conduct or provide environmental liability assessments of any kind, so its opinion does not reflect any actual or contingent environmental liabilities. Emory provides no legal, accounting, or tax advice.

Based on the above discussion and its experience, as of September 5, 2008, Emory & Co., LLC recommends compensation equal to the fair value of $19.79 per share for the common stock of Gehl.

Very truly yours,

Emory & Co., LLC

D-2